As Filed with the Securities and Exchange Commission on December 23, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DELTA PETROLEUM CORPORATION
(Exact name of Registrant as specified in its charter)

Colorado		84-1060803
1311
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
370 17th Street, Suite 4300
Denver, Colorado
(303) 293-9133
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Roger A. Parker
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202
(303) 293-9133
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Ronald R. Levine, II Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Michael D. Schwamm, Esq. Duane Morris LLP 380 Lexington Avenue New York, New York 10168 (212) 692-1000
     Approximate date of commencement of the proposed sale of the securities to the public: At the effective time of the merger described herein, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to the closing of such merger.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Offering	Proposed Maximum	Amount of
Title of Each Class of	Amount	Price per Share of	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Common Stock	Offering Price	Fee(2)

Common stock, par value $0.01 per share	8,500,000	N/A	$143,581,737.70	$15,363.25

(1)	Represents the maximum number of shares of common stock of Delta Petroleum Corporation (“Delta”), par value $0.01 per share, estimated to be issuable upon the completion of the merger of Castle Energy Corporation (“Castle”), a Delaware corporation, with and into DPCA LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Delta.

(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the maximum aggregate offering price is based on the average of the high and low sales prices of Castle common stock as reported on the Nasdaq National Market System (“NASDAQ”) on December 19, 2005 ($19.66), and computed based on the estimated maximum number of such shares (7,303,245 shares) that may be exchanged for the Delta common stock being registered in the proposed transaction.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

DATED DECEMBER 23, 2005, SUBJECT TO COMPLETION
PRELIMINARY PROXY STATEMENT/ PROSPECTUS
MERGER PROPOSED — YOUR VOTE IS IMPORTANT
Dear Stockholders:
      The boards of directors of Castle Energy Corporation (“Castle”) and Delta Petroleum Corporation (“Delta”) have approved a merger of Castle with and into DPCA LLC, a wholly owned subsidiary of Delta.
      If the merger is completed, Castle stockholders will receive approximately 1.164 shares of Delta’s common stock for each of their shares of Castle’s common stock (or an aggregate of 8,500,000 shares of Delta common stock). The implied value of one share of Castle common stock on                    , 2006, the last practicable trading day before the distribution of this proxy statement/ prospectus, was $         , based on the $          per share closing price of Delta common stock on that date. This value will fluctuate prior to the completion of the merger.
      Delta has agreed to file an application with the Nasdaq National Market System to have the shares of Delta common stock issuable pursuant to the merger listed on the NASDAQ under the symbol “DPTR.” If, prior to the merger, Delta’s shareholders approve, at Delta’s annual meeting, a reincorporation of Delta from Colorado to Delaware, the common stock issuable pursuant to the merger will be common stock of the surviving corporation in that reincorporation merger, Delta Petroleum Corporation, a Delaware corporation (“Delta Delaware”). If Delta is not reincorporated, the common stock issuable pursuant to the merger will be common stock of Delta Petroleum Corporation, a Colorado corporation (“Delta Colorado”).
      8,500,000 shares of common stock of Delta will be issued to Castle stockholders in the merger. These shares will represent approximately 17% of the outstanding common stock of Delta after the merger and taking into account the cancellation of 6,700,000 Delta common shares held by Castle following consummation of the merger.
      We cannot complete the merger unless the holders of a majority of the outstanding shares of Castle common stock adopt the merger agreement and the transactions contemplated thereby. Castle will hold a special meeting of its stockholders to vote on this proposal. Your vote is important. The place, date and time of the special meeting is as follows:
Castle Exploration Company Inc.
512 Township Line Road
Three Valley Square, Suite 100
Blue Bell, Pennsylvania 19422
                  , 2006
10:00 a.m., local time
The directors on Castle’s board of directors who voted on the merger proposal unanimously recommend that Castle stockholders vote “FOR” the adoption of the merger agreement.
      Your participation in the special meeting, in person or by proxy, is encouraged. Whether or not you plan to attend the special meeting in person, you should complete, sign, date and return the enclosed proxy card promptly in the accompanying postage paid envelope. If you do not vote, you will have effectively voted against the merger.
      You should be aware that certain of Castle’s officers, all of its directors, and the estate and family of Castle’s founder and former Chief Executive Officer, Joseph L. Castle II, have entered into a voting agreement with Delta, pursuant to which they have agreed, among other things, to vote, whether in person or by proxy, all shares of Castle’s common stock held by them in favor of adoption of the merger agreement. Such stockholders hold approximately 29.1% of Castle’s outstanding shares.
      This proxy statement/ prospectus describes the special meeting, the merger, documents related to the merger and other related matters. Please read this entire proxy statement/ prospectus carefully, including the section discussing risk factors beginning on page 8. You can also obtain information about Delta and Castle from documents that we have each previously filed with the Securities and Exchange Commission, as described under “WHERE YOU CAN FIND MORE INFORMATION” on page 75 of this proxy statement/ prospectus.
      Delta common stock is listed on the NASDAQ under the symbol “DPTR.” Castle common stock is listed on the NASDAQ under the symbol “CECX.”

Sincerely,

Richard E. Staedtler
Chief Executive Officer
Castle Energy Corporation
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Delta common stock to be issued under this proxy statement/ prospectus or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
      The date of this proxy statement/ prospectus is                    , 2006, and it is first being mailed or otherwise delivered to Castle stockholders on or about                    , 2006.

ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about Castle and Delta from documents that are incorporated by reference but not delivered with this proxy statement/ prospectus. You can obtain documents incorporated by reference in this proxy statement/ prospectus, other than certain exhibits or schedules to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Delta Petroleum Corporation	Castle Energy Corporation
370 17th Street, Suite 4300	357 South Gulph Road, Suite 260
Denver, Colorado 80202	King of Prussia, Pennsylvania 19406
Attention: Corporate Secretary	Attention: Corporate Secretary
Telephone (303) 293-9133	Telephone (610) 992-9900
      You will not be charged for any of these documents that you request. Castle stockholders requesting documents should do so by                     , 2006 in order to receive them before the special meeting.
      See “WHERE YOU CAN FIND MORE INFORMATION” on page 75.
      Castle stockholders of record may submit their proxies by returning them to American Stock Transfer Company, 59 Maiden Lane — Plaza Level, New York, New York 10031, Attention: Castle Energy Corporation, in the return envelope provided to them along with their proxy ballots. Castle stockholders may also vote their proxies at the meeting of stockholders to be held at the offices of Castle Exploration Company Inc., 512 Township Line Road, Three Valley Square, Suite 100, Blue Bell, Pennsylvania 19422 at 10:00 a.m., local time, on                     , 2006.

357 South Gulph Road, Suite 260
King of Prussia, Pennsylvania 19406
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                       , 2006
Dear Stockholders:
      NOTICE IS HEREBY GIVEN that a special meeting of Castle stockholders will be held at the offices of Castle Exploration Company Inc., 512 Township Line Road, Three Valley Square, Suite 100, Blue Bell, Pennsylvania 19422, at 10:00 a.m., local time, on                    , 2006. The purpose of the Castle special meeting is to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of November 8, 2005, among Delta Petroleum Corporation, a Colorado corporation, Delta Petroleum Corporation, a Delaware corporation, DPCA LLC, a Delaware limited liability company and direct wholly owned subsidiary of Delta Petroleum (Colorado), and Castle Energy Corporation, a Delaware corporation; and

•	such other business as may properly come before the Castle special meeting or any adjournment or postponement thereof.
      In the merger, each outstanding share of Castle common stock will be converted into the right to receive approximately 1.164 shares of Delta’s common stock (or an aggregate of 8,500,000 shares of Delta common stock). Your attention is directed to the proxy statement/ prospectus accompanying this notice for a discussion of the merger. A copy of the merger agreement is included as Appendix A to the accompanying proxy statement/ prospectus.
      Castle has fixed the close of business on                    , 2006 as the record date for the Castle special meeting, and only Castle stockholders of record at such time will be entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. In order to adopt the merger agreement, holders of a majority of the outstanding shares of Castle common stock must vote to adopt the merger agreement. Your vote is important. You should be aware that certain of Castle’s officers, all of its directors, and the estate and family of Castle’s founder and former Chief Executive Officer, Joseph L. Castle II, have entered into a voting agreement (see Appendix B to the accompanying proxy statement/ prospectus) with Delta, pursuant to which they agreed, among other things, to vote, whether in person or by proxy, all shares of Castle’s common stock held by them in favor of adoption of the merger agreement. Such stockholders hold approximately 29.1% of Castle’s outstanding shares. A list of Castle stockholders entitled to vote at the special meeting will be available for inspection by any stockholder during regular business hours at Castle’s offices, 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406, for 10 days prior to the date of the special meeting and will also be available at the special meeting.
      All Castle stockholders entitled to notice of, and to vote at, the Castle special meeting are cordially invited to attend the Castle special meeting in person. However, to ensure your representation at the special meeting, please submit your proxy by mail with voting instructions. The submission of your proxy will not prevent you from voting in person. Any holder of Castle common stock entitled to vote who is present at the Castle special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the vote is taken at the Castle special meeting.
      The directors on Castle’s board who voted on the merger proposal have unanimously determined that the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of Castle and its stockholders and unanimously recommend that Castle stockholders vote “FOR” the adoption of the merger agreement.
      YOUR VOTE IS IMPORTANT.

BY ORDER OF THE BOARD OF DIRECTORS,

Sidney F. Wentz
Chairman of the Board
                    , 2006

Page

QUESTIONS AND ANSWERS ABOUT THE MERGER	iv
SUMMARY	1
Parties to the Merger (page 29)	1
Reasons for the Merger (page 33 and page 34)	1
Recommendations to Stockholders (page 34)	2
The Merger (page 30)	2
Merger Consideration (page 51)	2
Share Information and Comparative Market Prices (page 23)	2
Material United States Federal Income Tax Consequences of the Merger to Castle Stockholders (page 64)	3
Opinion of the Castle Financial Advisor (page 36)	3
Castle Stockholders Do Not Have Dissenters’ Rights of Appraisal	3
The Merger Agreement (page 50)	3
The Voting Agreement (page 63)	3
Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 56)	3
Termination of the Merger Agreement (page 61)	4
Termination Fees (page 62)	4
Castle’s Directors and Officers Have Financial Interests in the Merger (page 50)	5
The Rights of Castle Stockholders Will Be Governed by Different Laws and New Governing Documents After the Merger if Delta Does Not Reincorporate in Delaware (page 67)	5
Headquarters and Listing of Common Stock of Delta (page 48)	5
Accounting Treatment of the Merger by Delta	5
Delta Shareholder Approval	6
Regulatory Requirements (page 49)	6
Risk Factors (page 8)	6
Restrictions on the Ability to Sell Delta Common Stock (page 49)	6
Surrender of Stock Certificates (page 51)	6
The Special Meeting of Castle Stockholders (page 26)	6
RISK FACTORS	8
Risks Relating to the Merger	8
Risks Relating to Delta’s Business and the Industry	10
Risks Relating to Delta Stock	19
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DELTA	21
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CASTLE	22
COMPARATIVE PER SHARE DATA	23
COMPARATIVE MARKET PRICES AND DIVIDENDS	23
Recent Closing Prices	23
Historical Market Price Data	24
Number of Stockholders	25
Shares Held by Certain Stockholders	25

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following are some questions that you, as a stockholder of Castle, may have regarding the merger and the other matters being considered at the special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/ prospectus, including the documents attached to this proxy statement/ prospectus, because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the appendices and the documents that are incorporated by reference in this proxy statement/ prospectus.

Q:	Why am I receiving this proxy statement/ prospectus?

A:	Castle and Delta have agreed to the acquisition of Castle by Delta pursuant to the terms of a merger agreement that is described in this proxy statement/ prospectus. A copy of the merger agreement is attached to this proxy statement/ prospectus as Appendix A. In order to complete the merger, Castle stockholders holding a majority of the outstanding Castle common stock must adopt the merger agreement and the transactions contemplated thereby. This proxy statement/ prospectus contains important information about the merger, the merger agreement and the special meeting, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is important. You should be aware that certain of Castle’s officers, all of its directors, and the estate and family of Castle’s founder and former Chief Executive Officer, Joseph L. Castle II, have entered into a voting agreement (see Appendix B to the accompanying proxy statement/ prospectus) with Delta, pursuant to which they agreed, among other things, to vote, whether in person or by proxy, all shares of Castle’s common stock held by them in favor of adoption of the merger agreement. Such stockholders hold approximately 29.1% of Castle’s outstanding shares. We encourage you to vote or tender your proxy as soon as possible.

Q:	Why is Castle proposing the merger?

A:	Castle is proposing to merge for a variety of reasons, including the belief of its board of directors that the merger is the best strategic alternative available for Castle.

Q:	What will happen in the merger?

A:	In the merger, Castle will merge with and into DPCA LLC, a wholly owned subsidiary of Delta, with DPCA LLC continuing after the merger as the surviving entity and as a wholly owned subsidiary of Delta.

Q:	As a Castle stockholder, what will I receive in the merger?

A:	If the merger is completed, for each share of Castle common stock you own, you will receive approximately 1.164 shares of Delta common stock, or an aggregate of 8,500,000 shares of Delta common stock (which is referred to in this proxy statement/ prospectus, collectively, as the merger consideration). Separately, at its annual meeting currently scheduled for January 31, 2006, Delta is seeking approval from its shareholders to reincorporate from Colorado to Delaware. If Delta receives shareholder approval and reincorporates in Delaware prior to closing, you will receive common stock of Delta Delaware. If the reincorporation does not occur, you will receive common stock of Delta Colorado. Delta will not issue fractional shares of common stock. Instead, in lieu of any fractional share of Delta common stock that you would otherwise receive, you will receive cash in an amount calculated in accordance with Section 1.7(e) of the merger agreement attached as Appendix A to this proxy statement/ prospectus. Immediately following the merger, Castle stockholders are expected to own in the aggregate approximately 17% of the outstanding shares of Delta common stock, taking into account cancellation of the 6,700,000 shares Castle itself presently owns of the outstanding shares of Delta common stock.

Q:	What are the principal risks relating to the merger?

A:	If all of the conditions to the merger are not met, the merger may not occur and Delta and Castle may lose some or all of the intended benefits of the merger. The merger agreement contains certain termination rights for both Delta and Castle which, if exercised, could result in a termination fee of $5,000,000 or reimbursement to the other party of up to $1,000,000 in fees and expenses actually incurred relating to the merger. These and other risks are explained in the section entitled “Risk Factors — Risks Relating to the Merger” beginning on page 8 of this proxy statement/ prospectus.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of the merger consideration, which is wholly comprised of Delta common stock, can change. The exchange ratio is a fixed exchange ratio, meaning that each issued and outstanding share of Castle’s common stock will be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of Delta common stock resulting by dividing 8,500,000 by the number of shares of Castle common stock outstanding at the effective time of the merger (or approximately 1.164 shares based on the number of Castle shares outstanding on the date hereof), regardless of the trading price of Delta common stock on the effective time of the merger. The market value of the Delta common stock you will receive in the merger will increase or decrease as the trading price of Delta’s common stock increases or decreases and, therefore, may be different at the time the merger is completed than it was at the time the merger agreement was signed, at the time you voted or submitted your proxy, and at the time of the special meeting or the effective time of the merger. There can be no assurance as to the market price of Delta common stock at any time prior to the completion of the merger or at any time thereafter.

Q:	When and where will the special meeting take place?

A:	The Castle special meeting will take place on , 2006. The location of the meeting is specified on the cover page to this proxy statement/ prospectus.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of Castle common stock as of the close of business on , 2006 (which is referred to in this proxy statement/ prospectus as the record date), are entitled to vote at the special meeting. Each stockholder has one vote for each share of Castle common stock that the stockholder owns on the record date.

Q:	What vote is required to adopt the merger agreement?

A:	The affirmative vote of holders of a majority of the shares of Castle common stock outstanding as of the record date is the only vote required to adopt the merger and the merger agreement. As of the record date, there were 7,303,245 shares of Castle common stock outstanding, of which approximately 29.1% were owned by persons who already agreed with Delta, pursuant to the voting agreement attached to this proxy statement prospectus as Appendix B, to vote, or cause to be voted, all of the shares of Castle common stock each such stockholder owns in favor of the merger and the merger agreement. See “THE VOTING AGREEMENT” beginning on page 63 of this proxy statement/prospectus.

Q:	How does the Castle board of directors recommend that Castle stockholders vote?

A:	The directors on Castle’s board of directors who voted on the merger proposal unanimously recommend that Castle stockholders vote “FOR” the adoption of the merger agreement. One Castle director, Russell Lewis, abstained because he is also a member of Delta’s board of directors.

Q:	What do I need to do now?

A:	After you have carefully read this entire document, the documents incorporated by reference herein, and such other information you deem appropriate, please vote your shares of Castle common stock. You may do this by completing, signing, dating and mailing the enclosed proxy card. A return envelope is enclosed. This will enable your shares to be represented and voted at the Castle special meeting.

Q:	What if I do not vote, do not fully complete my proxy card or fail to instruct my broker?

A:	If you do not submit a proxy or instruct your broker how to vote your shares if your shares are held in “street name,” and you do not vote in person at the special meeting, the effect will be the same as if

v

you voted “AGAINST” the adoption of the merger agreement. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the adoption of the merger agreement.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, and you should follow the directions your broker provides. Please refer to the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting, but the effect will be the same as if you voted “AGAINST” the adoption of the merger.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. Holders of record of Castle common stock are invited to attend the special meeting and to vote in person at the meeting. If a broker holds your shares, then you are not a record holder and you must ask your broker how you can vote in person at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker, there are three ways you can change your proxy instructions after you have submitted your proxy card.

• First, you may send a written notice revoking your proxy to the person to whom you submitted your proxy.

• Second, you may complete and submit a new proxy card. The latest proxy actually received from a Castle stockholder before the meeting will be counted, and any earlier proxy will automatically be revoked.

• Third, you may attend the Castle special meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions you receive from your broker in order to change or revoke your vote.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the first quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Castle stockholders at the special meeting and the necessary regulatory approvals, as well as satisfy other closing conditions set forth in the merger agreement.

Q:	Will I have appraisal rights as a result of the merger?

A:	No. Pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”), Castle stockholders are not entitled to appraisal rights in connection with the merger.

Q:	What are the tax consequences of the merger to me?

A:	The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), so that for U.S. federal income tax purposes (i) you will not recognize gain or loss on the receipt of Delta common stock as part of the merger consideration and (ii) you will recognize gain or loss only with respect to any cash received in lieu of a fractional share of Delta common stock. Each of Delta’s and Castle’s obligations under the merger agreement are conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for United States federal income tax purposes.

For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 64.

The consequences of the merger to any particular Castle stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. Castle stockholders will need to exchange their Castle stock certificates for shares of Delta common stock after we complete the merger. Delta will send you, or cause an exchange agent to send you, instructions for exchanging Castle stock certificates at that time.

Q:	How will Castle stockholders receive the merger consideration?

A:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the merger consideration in exchange for your Castle common stock. You must return the completed letter of transmittal and your Castle stock certificates as described in the instructions, and you will receive the merger consideration as soon as practicable after Corporate Stock Transfer, the exchange agent, receives your completed letter of transmittal and Castle stock certificates. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to Corporate Stock Transfer and the receipt of your merger consideration.

Q:	Who will help answer my questions?

A:	If you have any questions about the transaction or how to submit your proxy, or if you need additional copies of this proxy statement/ prospectus, the enclosed proxy card, voting instructions or the election form, you should contact Castle Energy Corporation, 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406; (610) 992-9900.

SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus. It does not contain all of the information that may be important to you. You should read carefully the entire document and the other documents to which this proxy statement/ prospectus refers you in order to fully understand the merger and the related transactions. See “WHERE YOU CAN FIND MORE INFORMATION” on page 75. Each item in this summary refers to the page of this proxy statement/ prospectus on which that subject is discussed in more detail.
Parties to the Merger (page 29)
      The parties to the merger agreement are Delta Petroleum Corporation, a Colorado corporation (“Delta Colorado”), Delta Petroleum Corporation, a Delaware corporation (“Delta Delaware” or, together with Delta Colorado, “Delta”), DPCA LLC, a Delaware limited liability company (“DPCA”) and Castle Energy Corporation, a Delaware corporation (“Castle”). Prior to the merger, Delta Colorado is seeking approval of its shareholders to reincorporate from Colorado to Delaware, by way of a reincorporation merger with and into Delta Delaware, with Delta Delaware being the surviving corporation.

Delta

370 17th Street, Suite 4300
Denver, Colorado 80202
(303) 293-9133
      Delta is a Denver, Colorado based independent energy company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Delta’s core areas of operation are the Rocky Mountain and Gulf Coast regions, which comprise the majority of its proved reserves, production and long-term growth prospects. Delta has a significant drilling inventory that consists of proved and unproved locations, the majority of which are located in its Rocky Mountain development projects. Delta has approximately 95 full time employees. In addition, certain operators, engineers, geologists, geophysicists, landmen, pumpers, draftmen, title attorneys and others necessary for its operations are retained on a contract or fee basis as their services are required.

DPCA
      DPCA is a Delaware limited liability company and a direct wholly owned subsidiary of Delta. DPCA was formed exclusively for the purpose of completing the merger. At the effective time of the merger, Castle will merge with and into DPCA and DPCA will be the surviving entity.

Castle

357 South Gulph Road, Suite 260
King of Prussia, Pennsylvania 19406
(610) 992-9900
      Castle is a Pennsylvania based company that historically operated in the exploration and production segment of the energy business. In 2002, Castle sold all of its oil and gas properties and from 2002 until March 2004, did not directly own any operating assets. In March 2004, Castle acquired interests in 166 gas wells. Castle has nine full-time employees and also has retained the services of one consultant.
Reasons for the Merger (page 33 and page 34)
      Delta’s board of directors approved the merger because it provides, among other things:

•	an opportunity to effect the distribution of a significant block of Delta common stock to Castle stockholders; and

•	an opportunity to acquire cash, and assets believed to be readily reducible to cash, to finance the company’s operations.
      Castle’s board of directors approved the merger because, among other things:

•	it considers the merger to be the best strategic alternative available to Castle at this time;

•	management believes that Castle is too small to remain an independent public company; and

•	the merger will maximize value to the Castle stockholders.
Recommendations to Stockholders (page 34)
      The Castle board of directors has determined that the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of Castle and its stockholders and recommends that Castle stockholders vote “FOR” the adoption of the merger agreement.
The Merger (page 30)
      Castle will merge with and into DPCA, pursuant to the terms of the merger agreement that are described in this proxy statement/ prospectus. Pursuant to the merger agreement, DPCA will be the surviving entity and will continue as a wholly owned subsidiary of Delta, and will succeed to and assume all the rights and obligations of Castle.
Merger Consideration (page 51)
      As a result of the merger, each share of Castle common stock issued and outstanding immediately prior to the effective time of the merger will be converted at the effective time into the right to receive approximately 1.164 shares of Delta’s common stock (or an aggregate of 8,500,000 shares of common stock of Delta). Upon the completion of the merger, Castle stockholders will own approximately 17% of Delta, after taking into account the cancellation of 6,700,000 shares of Delta common stock currently held by Castle. Delta will not issue any fractional shares. In lieu of fractional shares, Castle stockholders will receive an amount in cash, without interest, equal to the value of any fractional shares that would have been issued, which value will be determined in accordance with the terms of the merger agreement.
Share Information and Comparative Market Prices (page 23)
      Delta common stock is listed on the Nasdaq National Market System (“NASDAQ”) under the symbol “DPTR.” Castle common stock is listed on the NASDAQ under the symbol “CECX.” The following table sets forth the closing sale prices of Delta common stock and Castle common stock as reported on the NASDAQ on November 7, 2005, the last trading day before the public announcement of the merger, and on                     , 2006, the last practicable trading day before the distribution of this proxy statement/ prospectus. This table also shows the implied value of one share of Castle common stock, which was calculated by multiplying the closing sale price per share of Delta common stock by approximately 1.164, which is the number of shares of Delta common stock into which each share of Castle common stock will be converted in the merger.

	Delta	Castle	Implied Value of
	Common	Common	One Share of Castle
	Stock	Stock	Common Stock

November 7, 2005	$18.07	$17.90	$21.03
, 2006	$ .	$ .	$ .
      The market prices of both Delta common stock and Castle common stock will fluctuate prior to the merger. Therefore, you should obtain current market quotations for Delta common stock and Castle common stock.

Material United States Federal Income Tax Consequences of the Merger to Castle Stockholders (page 64)
      The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, so that for U.S. federal income tax purposes (i) you will not recognize gain or loss on the receipt of Delta common stock as part of the merger consideration and (ii) you will recognize gain or loss only with respect to any cash received in lieu of a fractional share of Delta common stock. The merger is conditioned on the receipt of legal opinions from Davis Graham & Stubbs LLP and Duane Morris LLP that the merger will qualify as a reorganization for United States federal income tax purposes.
      For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 64.
      Tax matters can be complicated and the tax consequences of the merger to Castle stockholders will depend on each stockholder’s particular tax situation. Castle stockholders should consult their tax advisors to understand fully the tax consequences of the merger to them.
Opinion of the Castle Financial Advisor (page 36)
      In connection with the merger, the Castle board of directors received a written opinion from Snyder & Company as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Castle common stock, subject to the assumptions and qualifications in such opinion. The full text of Snyder & Company’s written opinion dated November 8, 2005 is, as authorized by Snyder & Company, attached to this proxy statement/ prospectus as Appendix C. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Snyder & Company’s opinion was provided to the Castle board in its evaluation of the proposed merger with Delta compared to the liquidation of Castle. Snyder & Company’s opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any Castle stockholder with respect to any matters relating to the proposed merger.
Castle Stockholders Do Not Have Dissenters’ Rights of Appraisal
      Castle is incorporated in Delaware. Under the DGCL, Castle stockholders do not have the right to a court determination of the fair value of their shares of common stock in connection with the merger. Delaware stockholders are not entitled to appraisal rights under Section 262 of the DGCL if, among other things, the shares they receive are listed on a national securities exchange.
The Merger Agreement (page 50)
      The merger agreement is attached as Appendix A to this proxy statement/ prospectus. We urge you to read the entire merger agreement because it is the legal document governing the merger.
The Voting Agreement (page 63)
      The voting agreement is attached as Appendix B to this proxy statement/ prospectus. We urge you to read this agreement as it governs how the Castle shares held by certain Castle stockholders (representing approximately 29.1% of Castle’s issued and outstanding shares) are to be voted.
Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 56)
      As more fully described in this proxy statement/ prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of Castle stockholder approval and effectiveness of this registration statement.

      Although we expect to complete the merger in the first quarter of 2006, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination of the Merger Agreement (page 61)
      Even if Castle stockholders adopt the merger agreement, the merger agreement may be terminated by mutual written consent, or at any time before the completion of the merger under specified circumstances including, but not limited to:

•	by any of Delta, Castle or DPCA if the merger is not completed, through no fault of the terminating party, by April 1, 2006;

•	by any of Delta, Castle or DPCA if any final and nonappealable legal restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•	by Delta if any governmental agency or third party takes action or commences an inquiry related to Castle’s representation in the merger agreement that neither it nor any of its subsidiaries is an “investment company” as defined in the Investment Company Act of 1940 (the “Investment Company Act”), and such matter has not been resolved prior to April 1, 2006 to Delta’s satisfaction;

•	by either Delta or Castle if there is an insufficient vote by Castle stockholders in favor of the merger; or

•	by either Delta or Castle due to certain material breaches or failures to perform by the other party.
      In addition, the merger agreement may be terminated by Delta if the Castle board of directors withdraws (or modifies in a manner adverse to Delta) its recommendation of the merger or the merger agreement, or approves or recommends a Takeover Proposal (as defined in the section entitled “THE MERGER AGREEMENT — No Solicitation of Takeover Proposals” starting on page 54 of this proxy statement/prospectus). See Section 7.1 of the merger agreement attached hereto as Appendix A for more detailed information regarding termination rights of the parties to the merger agreement.
Termination Fees (page 62)
      Castle has agreed to pay Delta a termination fee in the amount of $5,000,000 (the “Termination Fee”) if the merger agreement is terminated by Delta or DPCA because (i) Castle’s board of directors (or any committee thereof) has withdrawn, modified or amended in any manner adverse to Delta its approval of or recommendation in favor of the merger or recommended or approved a Takeover Proposal (as defined in the merger agreement) or resolved to do any of the foregoing; (ii) Castle breached its covenant in Section 5.9 of the merger agreement relating to the solicitation of Takeover Proposals; or (iii) Castle exempts, for purposes of Section 203 of the General Corporation Law of Delaware, any acquisition of shares of Castle common stock by any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), other than Delta, DPCA or their affiliates.
      Castle has also agreed to pay Delta the Termination Fee if (i)(x) the merger agreement is terminated by Castle because the merger has not been consummated by April 1, 2006 or by either Delta or Castle because the Castle stockholders did not vote in favor of the merger, (y) prior to termination, a Takeover Proposal was publicly announced, disclosed or communicated and (z) on the date of termination, Delta is not in material breach of the merger agreement and (ii) within twelve months after such termination, Castle either consummates a Takeover Proposal or enters into a definitive agreement with respect to a Takeover Proposal.
      Finally, Castle has agreed to pay Delta the Termination Fee if Delta terminates the merger agreement following the intentional breach by Castle of its obligation to consummate the merger following the conditions to its obligations to do so, as set forth in Sections 6.1 and 6.3 of the merger agreement.
      Delta has agreed to pay Castle the Termination Fee if Castle terminates the agreement following an intentional breach by Delta of its obligation to consummate the merger following the fulfillment of each of the conditions to its obligations to do so, as set forth in Sections 6.1 and 6.2 of the merger agreement.

      In the event the merger agreement is terminated by (i) Delta, because of an incurable breach of the merger agreement by Castle (other than an intentional breach) or because of an unresolved action or inquiry related to Castle’s representation regarding its and its subsidiaries’ lack of investment company status; or (ii) Castle, because of an incurable breach of the merger agreement by Delta (other than an intentional breach), then the terminating party shall be entitled to collect from the non-terminating party its reasonable out-of-pocket fees and expenses incurred by it in connection with the merger up to a maximum of $1,000,000. No such reimbursement of expenses will be available in the event a Termination Fee is paid.
      See “THE MERGER AGREEMENT — Termination Fees” beginning on page 62 of this proxy statement/ prospectus.
Castle’s Directors and Officers Have Financial Interests in the Merger (page 50)
      Castle’s directors and certain officers have interests in the merger as individuals that are in addition to, and that may be different from, their interests as Castle stockholders. Each of the Delta board of directors and the Castle board of directors was aware of these interests of Castle directors and certain officers and considered them in its respective decision to approve the merger agreement.
      These interests include:

•	severance agreements for certain of Castle’s officers; and

•	the right to continued indemnification and insurance coverage by Castle for events occurring prior to or at the time of the merger.
The Rights of Castle Stockholders Will Be Governed by Different Laws and New Governing Documents After the Merger if Delta Does Not Reincorporate in Delaware (page 67)
      Delta is currently incorporated in Colorado and Castle is incorporated in Delaware. Delta’s board of directors has decided it is in the best interests of Delta and its shareholders to reincorporate in Delaware. Delta is seeking the approval of its shareholders to do so, but may not receive the requisite vote. Colorado and Delaware law differ, as do the rights of shareholders and stockholders, as applicable, under the organizational documents of Delta and Castle. Accordingly, if Delta does not reincorporate in Delaware, the rights of Castle stockholders may change materially as a result of the completion of the merger and Castle stockholders becoming Delta shareholders.
Headquarters and Listing of Common Stock of Delta (page 48)
      Delta’s corporate headquarters and principal executive offices are located in Denver, Colorado. The common stock of Delta is listed on the NASDAQ under the ticker symbol “DPTR.” Delta has agreed to file an application with the NASDAQ to have the shares of Delta stock issuable pursuant to the merger listed on the NASDAQ under this symbol.
Accounting Treatment of the Merger by Delta
      The merger of Castle with and into DPCA, a direct wholly owned subsidiary of Delta, in which DPCA will be the surviving entity, will be accounted for in accordance with accounting principles generally accepted in the United States using the purchase method of accounting at fair value. Delta will establish a new accounting basis by issuing 8,500,000 shares of its common stock for the assets and liabilities of Castle and adjusting for certain merger costs. Castle’s significant assets include cash, oil and gas properties and 6,700,000 shares of Delta common stock which will be cancelled. Delta will record as goodwill the excess, if any, of the consideration over the fair values of Castle’s assets (including identifiable intangible assets) and liabilities. A final determination of required purchase accounting adjustments, including the allocation of consideration to the assets acquired and liabilities assumed, based on their respective fair values, has not yet been completed. For financial reporting purposes, the results of operations of Castle will be included in Delta’s consolidated statement of operations following the completion of the merger. Delta’s financial statements for prior periods will not be restated as a result of the merger or related transactions.
Delta Shareholder Approval
      Delta shareholders are not required to approve the issuance of the shares of Delta common stock as part of the merger consideration or the merger agreement or transactions contemplated thereby.
Regulatory Requirements (page 49)
      Other than approval of this registration statement by the Securities and Exchange Commission, neither Delta nor Castle is aware of any federal or state regulatory requirements that must be complied with or approval that must be obtained in connection with the merger.
Risk Factors (page 8)
      In evaluating the merger and the merger agreement and before deciding how to vote your shares of Castle common stock at the special meeting, you should read this proxy statement/ prospectus carefully and especially consider certain factors, risks and uncertainties discussed in the section entitled “RISK FACTORS” beginning on page 8 of this proxy statement/ prospectus.
Restrictions on the Ability to Sell Delta Common Stock (page 49)
      All shares of Delta common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of either Castle or Delta for the purposes of the Securities Act of 1933, as amended (the “Securities Act”) at the time the merger agreement is submitted to Castle stockholders for adoption, in which case you will be permitted to sell the shares of Delta common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/ prospectus does not register the resale of stock held by affiliates of Delta.
Surrender of Stock Certificates (page 51)
      Following the effective time of the merger, Delta will cause a letter of transmittal to be mailed to all holders of Castle common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.
The Special Meeting of Castle Stockholders (page 26)
      The special meeting will be held on                     , 2006, at 10:00 a.m., local time, at the offices of Castle Exploration Company Inc., 512 Township Road, Three Valley Square, Suite 100, Blue Bell, Pennsylvania 19422.
      The purpose of the special meeting is to consider and vote upon (1) a proposal to adopt the merger agreement and (2) such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.
      Castle’s board of directors has fixed the close of business on                     , 2006 as the record date for determination of Castle stockholders entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2006, there were 7,303,245 shares of Castle common stock outstanding, which were held of record by approximately 3,000 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. Each Castle stockholder is entitled to one vote for each share of Castle common stock held as of the record date.

      Required vote. Adoption of the merger agreement by Castle’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of Castle common stock outstanding on the record date. As of the record date, Castle’s directors and executive officers and their affiliates held approximately 5.6% of the Castle shares entitled to vote at the special meeting.
      Pursuant to a voting agreement, certain officers, directors and other individuals have each agreed with Delta to vote, or cause to be voted, all of the shares of Castle common stock it owns in favor of the merger which, as of the record date, was approximately 29.1% of the shares of common stock of Castle. See “THE VOTING AGREEMENT” beginning on page 63 of this proxy statement/ prospectus.

RISK FACTORS
      Before you vote for adoption of the merger agreement, you should carefully consider the risks described below in addition to the other information contained in this proxy statement/ prospectus, including the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25 of this proxy statement/ prospectus. By voting in favor of the adoption of the merger agreement, you will be choosing to invest in Delta common stock. The risks and uncertainties described below are not the only ones facing Delta. If any of the following risks actually occur, Delta’s business, financial condition or results of operations could be materially adversely affected, the value of Delta’s common stock could decline and you may lose all or part of your investment.
Risks Relating to the Merger

The anticipated benefits of acquiring Castle may not be realized.
      Delta and Castle entered into the merger agreement with the expectation that the merger will result in various benefits including, among others, the distribution of a significant block of Delta common stock to the Castle stockholders, Delta’s obtaining cash, and assets believed to be readily reducible to cash, to provide additional working capital for Delta, and certain cost savings for Castle. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including general competitive factors in the marketplace, particularly those relating to the prices that may be obtained by Delta upon the anticipated disposition of the Castle assets other than Delta common stock. Failure to achieve these anticipated benefits could result in increased costs and decreases in the amount of expected revenues and could materially impact Delta’s business, financial condition and operating results.

The value of the shares of Delta common stock that Castle stockholders receive in the merger will vary as a result of the fixed exchange ratio and possible fluctuations in the price of Delta’s common stock.
      At the effective time of the merger, each outstanding share of Castle common stock will be converted into the right to receive approximately 1.164 shares of Delta common stock (or an aggregate of 8,500,000 shares of Delta common stock). The ratio at which the shares will be converted is fixed and any changes in the price of Delta common stock will affect the value of the consideration that Castle stockholders receive in the merger such that if the price of Delta common stock declines prior to completion of the merger, the value of the merger consideration to be received by Castle stockholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of Delta, market assessments of the likelihood that the merger will be completed within the anticipated time, if at all, general market and economic conditions and other factors which are beyond the control of Delta or Castle. Recent market prices of Delta common stock and Castle common stock are set forth in the section entitled “COMPARATIVE MARKET PRICES AND DIVIDENDS” on page 23 of this proxy statement/prospectus.

If the conditions to the merger are not met, the merger may not occur.
      Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see the section entitled “THE MERGER AGREEMENT — Conditions to the Completion of the Merger” beginning on page 56 of this proxy statement/ prospectus. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed, and each of Delta and Castle may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions, must be satisfied or waived, if permissible, before Delta and Castle are obligated to complete the merger:

•	there must be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the completion of the merger;

•	Delta’s common stock to be issued in the merger must be approved for listing on the NASDAQ, subject to official notice of issuance;

•	the registration statement on Form S-4 filed by Delta relating to the common stock to be issued in the merger must have been declared effective by the Securities and Exchange Commission under the Securities Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the Securities and Exchange Commission and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission; and

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of Castle common stock as of the record date.
      In addition, the obligations of Delta and DPCA to complete the merger are subject to the satisfaction or waiver to the extent permitted by law of each of the following conditions, in addition to other customary closing conditions, specified in the merger agreement:

•	the representations and warranties of Castle in the merger agreement must be true and correct except for circumstances that would not reasonably be expected to have a material adverse effect on Castle; and Castle must not have breached any covenant or agreement in the merger agreement which is not remedied within 20 days of notice (or by April 1, 2006, whichever is earlier); and

•	there must be no pending suit, action, investigation or proceeding brought by any governmental authority or any other action taken that would in effect prevent the completion of, or make illegal, the merger or prohibit or materially limit the ownership or operation by Castle or Delta of all or any material portion of their business or assets.
      In addition, the obligations of Castle to complete the merger are subject to the satisfaction or waiver to the extent permitted by law of each of the following conditions, in addition to other customary closing conditions, specified in the merger agreement:

•	the representations and warranties of Delta and DPCA in the merger agreement must be true and correct except for circumstances that would not reasonably be expected to have a material adverse effect on Delta; and there must not have been a breach of any covenant or agreement by Delta or DPCA which is not remedied within 10 days of notice (or by April 1, 2006, whichever is earlier);

•	there must be no pending suit, action, investigation or proceeding brought by any governmental authority or any other action taken that would in effect prevent the completion of, or make illegal, the merger.

Castle may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.
      Each of the conditions to Castle’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Delta and Castle if the condition is a condition to both Delta’s and Castle’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The board of directors of Castle may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/ prospectus and resolicitation of proxies is necessary. However, Castle generally does not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

Directors and executive officers of Castle may have potential conflicts of interest in recommending that you vote in favor of the merger.
      Some of the directors and executive officers of Castle have interests in the merger that may be different from, or are in addition to, the interests of Castle stockholders. These interests include severance agreements and indemnification obligations. See “THE MERGER — Castle’s Directors and Officers Have Financial Interests in the Merger” and “— Indemnification and Insurance” on page 50.

The merger agreement restricts Castle’s ability to pursue alternatives to the merger.
      The merger agreement contains a “no shop” provision that, subject to limited fiduciary exceptions, restricts Castle’s ability to directly or indirectly initiate, solicit, encourage or facilitate, discuss or commit to competing third-party proposals to acquire all or a significant part of Castle. Further, there are only limited exceptions to Castle’s agreement that the Castle board of directors will not withdraw, modify or qualify in a manner adverse to Delta its adoption of the merger or its recommendation to holders of Castle common stock that they vote in favor of the adoption of the merger, or recommend any acquisition proposal. Although the Castle board of directors is permitted to take these actions if it determined that these actions are likely to be required in order for its board of directors to comply with its fiduciary duties, doing so in specified situations could entitle Delta to terminate the merger agreement and to be paid by Castle a termination fee of $5 million.
      Delta required that Castle agree to these provisions as a condition to Delta’s willingness to enter into the merger agreement. However, these provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Castle from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher market value than the consideration Delta proposes to pay in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Delta than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Delta in certain circumstances.

It is possible that Castle could be determined to have inadvertently been an Investment Company.
      To not be considered an “investment company” as defined in Section 3 of the Investment Company Act, Castle must be engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities. Although Castle is currently actively engaged in the oil and gas business, believes that it does not fall within the definition of an investment company under the Investment Company Act and has made a representation in the merger agreement to Delta to that effect, it is possible that a future determination could be made that Castle was an investment company.
      If it were established that Castle is an unregistered investment company, there would be a risk, among other material adverse consequences, that Castle could become subject to monetary penalties or injunctive relief, or both, in an action brought by the Securities and Exchange Commission or be required to retroactively prepare and file the necessary regulatory reports and filings.
      Delta has the right to terminate the merger agreement if, prior to the effective time of the merger, any governmental agency or third party takes any action or commences any inquiry related to or based upon matters associated with Castle’s representation that it is not an investment company and such matter has not been resolved prior to April 1, 2006 to Delta’s satisfaction in its sole, unfettered discretion.
Risks Relating to Delta’s Business and the Industry

Oil and natural gas prices are volatile and a decrease could adversely affect Delta’s revenues, cash flows and profitability.
      Delta’s revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect Delta’s financial condition, liquidity and results of operations. Factors that can cause market prices of oil and natural gas to fluctuate include:

•	relatively minor changes in the supply of and demand for oil and natural gas;

•	market uncertainty;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas; and

•	the price of oil and gas imports, consumer preferences and overall U.S. and foreign economic conditions.
      Delta is not able to predict future oil and natural gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices, not long-term fixed price contracts. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

Delta may not be able to replace production with new reserves.
      Delta’s reserves will decline significantly as they are produced unless Delta acquires properties with proved reserves or conducts successful development and exploration drilling activities. Delta’s future oil and natural gas production is highly dependent upon its level of success in finding or acquiring additional reserves that are economically feasible and developing existing proved reserves.

If oil or natural gas prices decrease or exploration and development efforts are unsuccessful, Delta may be required to take writedowns.
      In the past, Delta has been required to write down the carrying value of its oil and gas properties. There is a risk that Delta will be required to take additional writedowns in the future which would reduce its earnings and stockholders’ equity. A writedown could occur when oil and gas prices are low or if Delta has substantial downward adjustments to its estimated proved reserves, increases in its estimates of development costs or deterioration in its exploration and development results.
      Delta accounts for its crude oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. If the carrying amount of Delta’s oil and gas properties exceeds the estimated undiscounted future net cash flows, Delta will adjust the carrying amount of the oil and gas properties to their fair value.
      Delta reviews its oil and gas properties for impairment at least annually or whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if gas or oil prices increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require Delta to record an impairment of the recorded carrying values associated with its oil and gas properties. Delta did not record an impairment for fiscal 2005, 2004 or 2003.

Delta may not be able to fund its planned capital expenditures.
      Delta spends and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. Delta’s exploration and development capital budget is expected to range between $35.0 and $40.0 million for the three months ending December 31, 2005. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond Delta’s control, cause its revenues and cash flows from operating activities to decrease, Delta may be limited in its ability to spend the capital necessary to complete its capital expenditures program. In addition, if Delta’s borrowing base under its senior credit facility is re-determined to a lower amount, this could adversely affect Delta’s ability to fund its planned capital expenditures. After utilizing its available sources of financing, Delta may be forced to raise additional equity or debt proceeds to fund such expenditures. Additional equity or debt financing or cash flow provided by operations may not be available to meet Delta’s capital expenditure requirements.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.
      The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond Delta’s control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.
      The cost to develop Delta’s reserves as of June 30, 2005 is estimated to be approximately $192.4 million. Delta may drill wells that are unproductive or, although productive, do not produce oil and/or gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

Delta’s industry experiences numerous operating hazards that could result in substantial losses.
      The exploration, development and operation of oil and gas properties also involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations which could result in substantial losses.
      Delta maintains insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, Delta cannot predict the continued availability of insurance at premium levels that justify its purchase. The terrorist attacks on September 11, 2001 and certain potential natural disasters may change Delta’s ability to obtain adequate insurance coverage. The occurrence of a significant event that is not fully insured or indemnified against could materially and adversely affect Delta’s financial condition and operations.

Delta’s level of indebtedness could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its obligations under its senior unsecured notes.
      As of September 30, 2005 Delta’s total outstanding long-term liabilities were $252.3 million. Delta’s degree of leverage could have important consequences, including the following:

•	it may limit its ability to obtain additional debt or equity financing or working capital, capital expenditures, further exploration, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of Delta’s cash flows from operations will be dedicated to its operations, capital expenditures and future business opportunities;

•	the debt service requirements of other indebtedness in the future could make it more difficult for Delta to satisfy its financial obligations;

•	certain of Delta’s borrowings, including borrowings under its senior credit facility, are at variable rates of interest, exposing it to the risk of increased interest rates;

•	it may limit Delta’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and

•	Delta may be vulnerable in a downturn in general economic conditions or in its business, or it may be unable to carry out capital spending and exploration activities that are important to Delta’s growth.
      Delta may be able to incur substantially more debt in the future, which may intensify the risks described herein. The indenture governing Delta’s 7% senior notes and its senior credit facility do not prohibit Delta from doing so. As of September 30, 2005, Delta had approximately $56.0 million outstanding under its senior credit facility and additional availability of approximately $19.0 million.

A default under Delta’s senior credit facility could cause Delta to lose its properties.
      In order to obtain Delta’s senior credit facility, Delta granted first priority liens to the lending banks on most of its oil and gas properties and the related equipment, inventory, accounts and proceeds. Delta’s senior credit facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers and acquisitions, and also includes financial covenants.
      Under certain conditions, amounts outstanding under Delta’s senior credit facility may be accelerated. Bankruptcy and insolvency events with respect to Delta or certain of its subsidiaries will result in an automatic acceleration of the indebtedness under the senior credit facility. Subject to notice and cure periods in certain cases, other events of default under the senior credit facility will result in acceleration of the indebtedness at the option of the lending banks. Such other events of default include, among other things, non-payment, breach of warranty, non-performance of obligations under the senior credit facility (including financial covenants), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, and a failure of the liens securing the senior credit facility. Any of these events could potentially cause Delta to lose substantially all of its properties.
      For so long as the revolving commitment is in existence, Delta will also be required to comply with loan covenants that will limit its flexibility in conducting its business and which could cause Delta significant problems in the event of a downturn in the oil and gas market. If an event of default occurs and continues after the expiration of any cure period that is provided for in Delta’s senior credit facility, the entire principal amount due under it, all accrued interest and any other liabilities that Delta might have to the lending banks under the senior credit facility will all become immediately due and payable, all without notice of default of any kind. The foregoing information is provided to alert readers that there is risk associated with Delta’s existing debt obligations. It is not intended to provide a summary of the terms of Delta’s agreements with its lenders.

Acquisitions are a part of Delta’s business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.
      Delta could be subject to significant liabilities related to acquisitions by Delta. The successful acquisition of producing properties requires an assessment of a number of factors, many of which are beyond Delta’s control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. Further, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit Delta to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Delta does not always inspect every well it acquires, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed. Delta cannot assure you that its recent and/or future acquisition activity will not result in disappointing results.
      In addition, there is intense competition for acquisition opportunities in the oil and gas industry. Competition for acquisitions may increase the cost of, or cause Delta to refrain from, completing acquisitions. Delta’s strategy of completing acquisitions is dependent upon, among other things, Delta’s ability to obtain debt and equity financing and, in some cases, regulatory approvals. Delta’s ability to pursue its acquisition strategy may be hindered if it is not able to obtain financing or regulatory approvals.
      Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into Delta’s existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in Delta incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on its financial condition and operating results.

Delta may not be able to obtain adequate financing to execute its operating strategy.
      Delta has historically addressed its short and long-term liquidity needs through the use of cash flow provided by operating activities, the use of bank credit facilities and the issuance of equity securities. Without adequate financing, Delta may not be able to successfully execute its operating strategy. Delta continues to examine the following alternative sources of capital:

•	bank borrowings or the issuance of debt securities; and

•	the issuance of common stock, preferred stock or other equity securities.
      The availability of these sources of capital will depend upon a number of factors, some of which are beyond Delta’s control. These factors include general economic and financial market conditions, oil and natural gas prices and Delta’s market value and operating performance. Delta may be unable to execute its operating strategy if it cannot obtain adequate capital or cannot obtain capital on terms acceptable to Delta.

Delta depends on key personnel.
      Delta currently has only three employees that serve in senior management roles, and the loss of any one of them could severely harm its business. In particular, Roger A. Parker and John R. Wallace are responsible for the operation of Delta’s oil and gas business and Kevin K. Nanke is Delta’s Treasurer and Chief Financial Officer. Delta does not have key man insurance on the lives of any of these individuals.

Furthermore, competition for experienced personnel is intense. If Delta cannot retain its current personnel or attract additional experienced personnel, its ability to compete could be adversely affected.

Delta may not be permitted to develop some of its offshore California properties or, if Delta is permitted, the substantial cost to develop these properties could result in a reduction of its interest in these properties or cause it to incur penalties.
      Certain of Delta’s offshore California undeveloped properties, in which Delta has ownership interests ranging from 2.49% to 100.00%, are attributable to Delta’s interests in four of its five federal units (plus one additional lease) located offshore of California near Santa Barbara. These properties have a cost basis of approximately $10.9 million. The development of these properties is subject to extensive regulation and is currently the subject of litigation. As announced by Delta on November 17, 2005, on November 15, 2005, the United States Court of Federal Claims issued a ruling granting the plaintiffs’ (including Delta’s) motion for summary judgment as to liability and partial summary judgment as to damages in the breach of contract lawsuit. The court’s ruling also denied the United States’ motion to dismiss and alternative motion for summary judgment. The final ruling, including the rulings made on November 15th, will be subject to appeal, and no payments will be made until all appeals have either been waived or exhausted. Pursuant to a ruling in California v. Norton, later affirmed by the Ninth Circuit Court of Appeals, the U.S. Government was required to make a consistency determination relating to the 1999 lease suspension requests under a 1990 amendment to the Coastal Zone Management Act. In the event that there is some future adverse ruling under the Coastal Zone Management Act that Delta decides not to appeal or that Delta appeals without success, it is likely that some or all of its interests in these leases would become impaired and written off at that time. It is also possible that other events could occur during the Coastal Zone Management Act review or appellate process that would cause Delta’s interests in the leases to become impaired, and Delta will continuously evaluate those factors as they occur.
      In addition, the cost to develop these properties will be substantial. The cost to develop all of these offshore California properties in which Delta owns an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties (assumed to be 38 years), is estimated to be in excess of $3.0 billion. Delta’s share of such costs, based on its current ownership interest, is estimated to be over $200.0 million. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs, are estimated to be approximately $3.5 billion, with Delta’s share, based on its current ownership interest, estimated to be approximately $300.0 million. There will be additional costs of a currently undetermined amount to develop the Rocky Point Unit. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. If Delta is unable to fund its share of these costs or otherwise cover them through farm-outs or other arrangements, then Delta could either forfeit its interest in certain wells or properties or suffer other penalties in the form of delayed or reduced revenues under its various unit operating agreements, which could impact the ultimate realization of this investment. The estimates discussed above may differ significantly from actual results.

You should not place undue reliance on reserve information because it is only an estimate.
      There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond Delta’s control. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of oil and gas reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities, oil and gas prices and regulatory changes. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from Delta’s assumptions and estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data.
      The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves for the fiscal years ended June 30, 2005, 2004 and 2003 included in Delta’s periodic reports filed with the Securities and Exchange Commission were prepared by Delta’s reserve engineers in accordance with the rules of the Securities and Exchange Commission, and are not intended to represent the fair market value of such reserves. As required by the Securities and Exchange Commission, the estimated discounted present value of future net cash flows from proved reserves is generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. In addition, the 10% discount factor, which the Securities and Exchange Commission requires to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with Delta’s business and the oil and gas industry in general.

Delta is exposed to additional risks through its drilling business.
      Delta currently has a 49.5% ownership interest in and management control of a drilling business. The operations of that entity will subject it to many additional hazards that are inherent to the drilling business, including, for example, blowouts, cratering, fires, explosions, loss of well control, loss of hole, damaged or lost drill strings and damage or loss from inclement weather. No assurance can be given that the insurance coverage maintained by that entity will be sufficient to protect it against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. No assurance can be given that the drilling business will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. The occurrence of events, including any of the above-mentioned risks and hazards that are not fully insured could subject the drilling business to significant liability. It is also possible that Delta might sustain significant losses through the operation of the drilling business even if none of such events occurs.

Hedging Transactions may limit Delta’s potential gains or cause it to lose money.
      In order to manage its exposure to price risks in the marketing of oil and gas, Delta periodically enters into oil and gas price hedging arrangements, typically costless collars. While intended to reduce the effects of volatile oil and gas prices, such transactions, depending on the hedging instrument used, may limit Delta’s potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose Delta to the risk of financial loss in certain circumstances, including instances in which:

•	production is substantially less than expected;

•	the counterparties to Delta’s futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts gas or oil prices.

Delta may not receive payment for a portion of its future production.
      Delta’s revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects Delta’s overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Delta does not attempt to obtain credit protections such as letters of credit, guarantees or prepayments from its purchasers. Delta is unable to predict, however, what impact the financial difficulties of any of its purchasers may have on Delta’s future results of operations and liquidity.

Delta has no long-term contracts to sell oil and gas.
      Delta does not have any long-term supply or similar agreements with governments or other authorities or entities for which its acts as a producer. Delta is therefore dependent upon its ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

There is currently a shortage of available drilling rigs and equipment which could cause Delta to experience higher costs and delays that could adversely affect its operations.
      Although equipment and supplies used in Delta’s business are usually available from multiple sources, there is currently a general shortage of drilling equipment and supplies. Delta believes that these shortages are likely to intensify. The costs and delivery times of equipment and supplies are substantially greater now than in prior periods and are currently escalating. In partial response to this trend, Delta has acquired a controlling interest in a drilling company. Delta believes that its ownership interest in the drilling company will allow it to have priority access to several large drilling rigs. Delta is also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that Delta will be able to do so. Accordingly, there can be no assurance that Delta will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect Delta’s ability to meet its drilling commitments.

The marketability of Delta’s production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties.
      The marketability of Delta’s production depends upon the availability, operation and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Delta currently owns several wells that are capable of producing but are currently shut-in pending the construction of gas gathering systems, pipelines and processing facilities. If market factors changed dramatically, the financial impact on Delta could be substantial. The availability of markets and the volatility of product prices are beyond Delta’s control and represent a significant risk.

Delta’s industry is highly competitive, making its results uncertain.
      Delta operates in the highly competitive areas of oil and gas exploration, development and production. Delta competes for the purchase of leases from the U.S. government and from other oil and gas companies. These leases include exploration prospects as well as properties with proved reserves. Delta faces competition in every aspect of its business, including, but not limited to:

•	acquiring reserves and leases;

•	obtaining goods, services and employees needed to operate and manage its properties;

•	access to the capital necessary to drill wells and acquire properties; and

•	marketing oil and natural gas.
      Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of Delta’s competitors have greater financial, technological and other resources than Delta does.

New technologies may cause Delta’s current exploration and drilling methods to become obsolete, resulting in an adverse effect on its production.
      The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, Delta may be placed at a competitive disadvantage, and competitive pressures may force it to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Delta can. Delta cannot be certain that it will be able to implement technologies on a timely basis or at a cost that is acceptable to it. One or more of the technologies that Delta currently uses or that it may implement in the future may become obsolete, and Delta may be adversely affected.

Terrorist attacks aimed at Delta’s facilities could adversely affect its business.
      The United States has been the target of terrorist attacks of unprecedented scale. The U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at Delta’s facilities, or those of its purchasers, could have a material adverse effect on Delta’s business.

Delta owns properties in the Gulf Coast region that could be susceptible to damage by severe weather.
      Certain areas in and near the Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of Delta’s properties in the Gulf Coast Region are located in areas that could cause them to be susceptible to damage by these storms. Damage caused by high winds and flooding could potentially cause Delta to curtail operations and/or exploration and development activities on such properties for significant periods of time until damage can be repaired. Moreover, even if Delta’s properties are not directly damaged by such storms, Delta may experience disruptions in its ability to sell its production due to damage to pipelines, roads and other transportation and refining facilities in the area.

Delta may incur substantial costs to comply with the various U.S. federal, state and local environmental and other laws and regulations that affect its oil and gas operations.
      Delta’s oil and gas operations are subject to stringent U.S. federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing Delta’s regulatory burden. Compliance with such laws and regulations often increases Delta’s cost of doing business and, in turn, decreases its profitability. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations, or the imposition of injunctive relief.
      The environmental laws and regulations to which Delta is subject may:

•	require applying for and receiving a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from Delta’s operations.

      Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require Delta to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on Delta’s earnings, results of operations, competitive position or financial condition. Over the years, Delta has owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by Delta or by predecessor property owners or lessees who were not under Delta’s control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, Delta could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether Delta was responsible for the release or if its operations were standard in the industry at the time they were performed.
      In addition to environmental laws and regulations, Delta is also subject to United States federal, state and foreign regulation of oil and gas production and transportation, tax and energy policies, damage to or destruction of pipelines, general economic conditions and changes in supply and demand. Any or all of these factors could adversely affect Delta’s ability to produce and market oil and natural gas.
Risks Relating to Delta Stock

Delta may issue shares of preferred stock with greater rights than its common stock.
      Although it has no current plans, arrangements, understandings or agreements to issue any preferred stock, Delta’s articles of incorporation authorize Delta’s board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of Delta’s stock. Any preferred stock that is issued may rank ahead of Delta’s common stock, in terms of dividends, liquidation rights and voting rights.

There may be future dilution of Delta’s common stock.
      To the extent options to purchase common stock under Delta’s employee and director stock option plans are exercised, holders of Delta’s common stock will incur dilution. Further, if Delta sells additional equity or convertible debt securities, such sales could result in increased dilution to the holders of its common stock.

Delta does not expect to pay dividends on its common stock.
      Delta does not expect to pay any dividends, in cash or otherwise, with respect to its common stock in the foreseeable future. Delta intends to retain any earnings for use in its business. In addition, the credit agreement relating to Delta’s credit facility prohibits Delta from paying any dividends until the loan is retired.

The common stock is an unsecured equity interest in Delta.
      As an equity interest, the common stock will not be secured by any of Delta’s assets. Therefore, in the event Delta is liquidated, the holders of the common stock will receive a distribution only after all of Delta’s secured and unsecured creditors have been paid in full. There can be no assurance that Delta will have sufficient assets after paying its secured and unsecured creditors to make any distribution to the holders of the common stock.

Holders of Delta’s common stock do not have cumulative voting rights.
      Holders of Delta’s common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of more than 50% of Delta’s outstanding common stock will be able to elect all of Delta’s directors. As of December 15, 2005, Delta’s directors and executive officers and their respective affiliates collectively and beneficially owned approximately 6.82% of Delta’s outstanding common stock.

Delta’s organizational documents may have provisions that discourage corporate takeovers and could prevent holders of Delta common stock from realizing a premium on their investment.
      Certain provisions of Delta’s organizational documents and the provisions of the Colorado Business Corporation Act and the DGCL may discourage persons from considering unsolicited tender offers or other unilateral takeover proposals. Such persons might choose to negotiate with Delta’s board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions could have the effect of preventing holders of Delta’s common stock from realizing a premium on their investment.
      Delta’s charter authorizes its board of directors to issue preferred stock without approval of holders of stock and to set the rights, preferences and other designations, including voting rights of those shares, as the board may determine. In addition, Delta’s charter authorizes a substantial number of shares of common stock in excess of the shares outstanding. These provisions may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders for their common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DELTA
      The following table summarizes financial information for Delta. Delta prepared this information using its unaudited consolidated financial statements as of September 30, 2005 and September 30, 2004, and its consolidated financial statements for each of the years in the five-year period ended June 30, 2005, which have been audited by KPMG LLP. You should read this information in conjunction with Delta’s unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Delta’s quarterly reports on Form 10-Q for the quarter ended September 30, 2005 and the quarter ended September 30, 2004, and annual report on Form 10-K (as amended) for the year ended June 30, 2005, each of which is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 75. In Delta’s opinion, the selected financial data as of September 30, 2005 include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	As of and for the
	Three Months Ended		As of and for the
	September 30,		Years Ended June 30,

	2005	2004	2005	2004	2003	2002	2001

	(In thousands, except per share amounts)
Total Revenues	$31,978	$18,217	$94,707	$36,367	$20,718	$8,052	$12,712
Income(loss) from Continuing Operations(1)(2)	$(12,445)	$2,467	$14,601	$2,297	$(241)	$(6,156)	$345
Net Income (Loss)(2)	$(2,163)	$3,944	$15,050	$5,056	$1,257	$(6,253)	$345
Income/(Loss) Per Common Share
Basic	$(.05)	$.10	$.37	$.19	$.05	$(.49)	$.03
Diluted	$(.05)	$.09	$.36	$.17	$.05	$(.49)	$.03
Total Assets(3)	$666,413	$279,133	$512,983	$272,704	$86,847	$74,077	$29,832
Total Liabilities(4)	$330,808	$78,307	$276,746	$86,462	$38,944	$29,161	$11,551
Minority Interest	$15,215	$315	$14,614	$245	$—	$—	$—
Stockholders’ Equity(5)	$320,390	$200,511	$221,623	$185,997	$47,903	$44,916	$18,281
Total Long-Term Liabilities	$252,307	$63,255	$226,073	$72,281	$33,082	$24,939	$9,434

(1)	Also reported as “net earnings from continuing operations” in the periods presented.

(2)	For the three months ended September 30, 2005, net loss and net loss from continuing operations include an $11.6 million loss ($18.8 million net of $7.2 million tax benefit) from unrealized losses on derivative contracts.

(3)	The increase in assets at September 30, 2005, June 30, 2005 and June 30, 2004 reflect the acquisition of working interests and undeveloped acreage in the Columbia River Basin for approximately $85 million, and acquisitions of oil and gas properties from Manti Resources, Inc. of $59.7 million and Alpine Resources, Inc. of $122.5 million, respectively.

(4)	The increase in liabilities at September 30, 2005 and June 30, 2005 reflect a new financing of $35 million and the issuance of $150 million of 7% senior unsecured notes, respectively.

(5)	The increase in stockholders’ equity at September 30, 2005 reflects the issuance of common stock for cash of $95 million. The increase at June 30, 2004 reflects the issuance of common stock for cash of $97.9 million and for oil and gas properties of $30.5 million.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CASTLE
      The following table summarizes financial information for Castle. Castle prepared this information using its consolidated financial statements for each of the years in the five-year period ended September 30, 2005. The consolidated financial statements for the years ended September 30, 2001, 2002, 2003 and 2004 have been audited by KPMG LLP, and the consolidated financial statements for the year ended September 30, 2005 have been audited by Grant Thornton LLP. You should read this information in conjunction with Castle’s unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Castle’s Annual Report on Form 10-K for the year ended September 30, 2005, which is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 75. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	For the Fiscal Year Ended September 30,

	2005	2004	2003	2002	2001

	(In thousands, except per share amounts)
Net sales:
Exploration and production	$2,561	$1,087	—	$9,445	$21,144
Gross Margin:
Exploration and production (oil and gas sales, less production expenses)	$1,977	$772	—	$6,178	$13,745
Income (loss) from continuing operations, net of tax	$1,801	$13,620	$(2,001)	$(1,844)	$1,716
Income (loss) from discontinued operations, net of tax	$(3,392)
Net income (loss)(3)	$(1,591)	$13,620	$(2,001)	$(1,844)	$1,716
Income (loss) per common share:
Continuing operations:
Basic	$.26	$2.04	$(.30)	$(.28)	$.26
Diluted	$.26	$1.96	$(.30)	$(.28)	$.25
Discontinued operations:
Basic	$(.49)
Diluted	$(.49)
Net income (loss)
Basic	$(.23)	$2.04	$(.30)	$(.28)	$.26
Diluted	$(.23)	$1.96	$(.30)	$(.28)	$.25
Dividends declared per share of common stock outstanding	$1.20	$.20	$.20	$.15	$.20

	September 30,

	2005	2004	2003	2002	2001

	(In thousands)
Total assets	$177,723(1)	$83,826(2)	$49,808(2)	$51,941(2)	$59,118
Long-term obligations	$275	$246	—	—	—
Redeemable preferred stock	—	—	—	—	—
Capital leases	—	—	—	—	—

(1)	Included in total assets in 2005 is $139.4 million of marketable securities of Delta.
(2)	Included in total assets in 2004, 2003 and 2002 are equity investments in Delta of $39.7 million, $29.5 million and $26.9 million, respectively.
(3)	Included in net income (loss) and income (loss) from continuing operations are gains on sale of Delta stock and equity in net income (loss) of Delta of $4.8, $19.6, $1.1 and $(0.6) million for 2005, 2004, 2003 and 2002, respectively.

COMPARATIVE PER SHARE DATA
      In the following table, Delta and Castle provide you with historical per share financial information. This data should be read along with the selected consolidated historical financial data and the historical financial statements of Delta and Castle and the notes thereto that are included elsewhere in this proxy statement/prospectus and incorporated herein by reference.

	Delta Historical			Castle Historical

	For the Three		For the Year	For the Year
	Months Ended		Ended	Ended
	September 30, 2005		June 30, 2005	September 30, 2005

Net income (loss) per share:
Basic	$(0.05	)(1)	$0.37	$(0.23	)(2)
Diluted	$(0.05	)(1)	$0.36	$(0.23	)(2)
Net income (loss) per share from continuing operations:
Basic	$(0.29	)(1)	$0.36	$0.26	(2)
Diluted	$(0.28	)(1)	$0.35	$0.26	(2)
Cash dividends declared (per share)	—		—	$1.20	(3)

	As of	As of	As of
	September 30, 2005	June 30, 2005	September 30, 2005

Book value per share	$6.72	$5.27	$18.12

Book value as of , 2006	$

(1)	For the three months ended September 30, 2005, net loss and net loss from continuing operations included an $11.6 million loss ($18.8 million net of $7.2 million tax benefit) from unrealized losses on derivative contracts. Accordingly, net loss per basic and diluted share and net loss from continuing operations per basic and diluted share each include a per share loss of $0.27 from unrealized losses on derivative contracts.
(2)	For the year ended September 30, 2005, Castle’s net loss and net income from continuing operations included $3.1 million of gain on sale of Delta stock and $1.7 million of equity in net income of Delta. Accordingly, net loss per share and net income per share from continuing operations each include a per share income of $0.28, net of tax, from the gain on sale and equity income of Delta.
(3)	Includes a non-recurring dividend of $1.00 per share.
COMPARATIVE MARKET PRICES AND DIVIDENDS
      In reviewing the following recent closing prices and historical market price data, keep in mind that the value of the merger consideration to be received by Castle stockholders will fluctuate with changes in the price of Delta common stock — when the price of Delta’s common stock increases, the value of the merger consideration increases; when the price of Delta’s common stock decreases, the value of the merger consideration will decrease. There can be no assurances as to the market price of Delta common stock at any time prior to the merger or any time thereafter. Stockholders should obtain current trading prices for shares of Delta common stock and Castle common stock prior to making any decision with respect to the merger.
Recent Closing Prices
      The table below presents the closing price per share of Delta common stock on the NASDAQ, and the closing price per share of Castle common stock on the NASDAQ, on November 7, 2005, the last full trading day immediately preceding the public announcement date of the merger, and on                     , 2006, the most recent practicable date prior to the mailing of this proxy statement/ prospectus, as well as the implied value of one share of Castle common stock on such dates. The implied value of one share of Castle common stock was calculated by multiplying the closing sales price per share for Delta’s common stock on the NASDAQ on November 7, 2005 and                     , 2006, in each case, by the approximate

exchange ratio of 1.164 shares of Delta common stock for each share of Castle common stock. The implied value of one share of Castle common stock on November 7, 2005 was $21.03.

Implied Value of
	Delta Common	Castle Common	One Share of Castle
	Stock	Stock	Common Stock

November 7, 2005	$18.07	$17.90	$21.03
, 2006	$	$	$
Historical Market Price Data
      The table below presents the high and low closing sale prices of shares of Delta and Castle common stock as listed on the NASDAQ. Castle’s common stock is quoted on the NASDAQ under the symbol “CECX”. Delta’s common stock is quoted on the NASDAQ under the symbol “DPTR”. Note that Delta’s fiscal year end, until recently, was June 30 and Castle’s fiscal year end is September 30.

	Delta Common
	Stock

	High		Low

2003
First Quarter (September 30)		$5.73		$4.12
Second Quarter (December 31)		$6.30		$4.75
Third Quarter (March 31)		$11.19		$6.04
Fourth Quarter (June 30)		$15.93		$10.00
2004
First Quarter (September 30)		$15.47		$10.01
Second Quarter (December 31)		$16.11		$12.67
Third Quarter (March 31)		$17.07		$12.87
Fourth Quarter (June 30)		$14.95		$8.99
2005
First Quarter (September 30)		$20.82		$14.01
Second Quarter (through , 2005)	$		$

	Castle Common
	Stock

	High		Low

2003
First Quarter (December 31)		$4.35		$3.65
Second Quarter (March 31)		$4.00		$2.98
Third Quarter (June 30)		$4.95		$3.10
Fourth Quarter (September 30)		$5.95		$4.50
2004
First Quarter (December 31)		$7.50		$5.22
Second Quarter (March 31)		$10.50		$7.25
Third Quarter (June 30)		$14.00		$9.04
Fourth Quarter (September 30)		$15.40		$9.81
2005
First Quarter (December 31)		$13.35		$10.56
Second Quarter (March 31)		$12.80		$10.36
Third Quarter (June 30)		$13.22		$9.01
Fourth Quarter (September 30)		$22.00		$12.40
2006
First Quarter (through , 2005)	$		$
      Delta did not declare any cash dividends during the periods indicated. See “Risk Factors — Risks Relating to Delta Stock — Delta does not expect to pay dividends on its common stock” on page 19 of this proxy statement/ prospectus. On June 30, 1997, Castle’s board of directors adopted a policy of paying regular quarterly cash dividends of $0.05 per share on Castle common stock. Commencing July 15, 1997, dividends have been paid quarterly except for the quarter ended June 30, 2002. In addition, Castle’s board of directors approved a special dividend of $1.00 per share which was paid in June 2005.
Number of Stockholders
      As of December 15, 2005, there were approximately 802 stockholders of record of Delta common stock, as shown on the records of Delta’s transfer agent for such shares.
Shares Held by Certain Stockholders
      Adoption of the merger agreement by Castle’s stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Castle common stock. As of December 15, 2005, 5.6% of the outstanding shares of Castle common stock were held by directors and executive officers of Castle and their affiliates. Certain of Castle’s stockholders, holding approximately 29.1% of Castle’s outstanding shares, have entered into a voting agreement with Delta, pursuant to which they have agreed, among other things, to vote all shares of Castle’s common stock held by them in favor of adoption of the merger agreement. Delta owns no shares of Castle common stock.
CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS
      This proxy statement/ prospectus, including the appendices and exhibits hereto, and the other documents incorporated by reference in this proxy statement/ prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/ prospectus referring to Delta or Castle, including the appendices attached to this proxy statement/ prospectus and included herein by reference, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.
      These forward-looking statements are based on current expectations or projections about operations, industry, financial condition and liquidity. Words such as “may,” “could,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “continue,” “estimate,” “expect,” “project,” “intend,” “believe” and variations thereof or words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or our businesses, identify forward-looking statements. You should note that the discussion of Delta’s and Castle’s reasons for the merger and the description of Castle’s financial advisor’s opinion, as well as other portions of this proxy statement/ prospectus, contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/ prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may include projections and estimates concerning the timing and success of specific projects and Delta’s future (1) income, (2) oil and gas production, (3) oil and gas reserves and reserve replacement and (4) capital spending. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements.
      Historically, natural gas and crude oil prices have been volatile. These prices rise and fall based on changes in market demand and changes in the political, regulatory and economic climate and other factors that affect commodities markets generally and are outside Delta’s control. Deviations in the market prices of both crude oil and natural gas and the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of reserves.

      Projecting future rates of oil and gas production is inherently imprecise. Producing oil and gas reservoirs generally have declining production rates.
      All of Delta’s reserve information is based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. There are numerous uncertainties inherent in estimating quantities of proved natural gas and oil reserves.
      Changes in the legal and/or regulatory environment could have a material adverse effect on Delta’s future results of operations and financial condition. Delta’s ability to explore for and economically produce and sell its oil and gas production is affected and could possibly be restrained by a number of legal and regulatory factors, particularly with respect to its offshore California properties.
      Delta’s drilling operations are subject to various risks common in the industry, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.
      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/ prospectus and attributable to Delta or Castle or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Delta nor Castle undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events.
THE CASTLE SPECIAL MEETING
      This section contains information from Castle for Castle’s stockholders about the special meeting of stockholders that Castle has called to consider and adopt the merger agreement.
      Together with this proxy statement/ prospectus, Castle is also sending you a notice of the Castle special meeting and a form of proxy that is solicited by Castle’s board of directors for use at the Castle special meeting to be held on                     , 2006, at 10:00 a.m., local time, at the offices of Castle Exploration Company Inc., 512 Township Line Road, Three Valley Square, Suite 100, Blue Bell, Pennsylvania 19422 and any adjournments or postponements of the meeting.
Matters to be Considered
      The purpose of the Castle special meeting is to consider and to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 8, 2005, among Delta Petroleum Corporation, a Colorado corporation, Delta Petroleum Corporation, a Delaware corporation, DPCA LLC, a direct wholly owned subsidiary of Delta (Colorado), and Castle Energy Corporation.
      You may be asked to vote upon other matters that may properly be submitted to a vote at the Castle special meeting. You also may be asked to vote on a proposal to adjourn or postpone the Castle special meeting.
Proxies
      Each copy of this proxy statement/ prospectus mailed to Castle stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this proxy statement/ prospectus in order to ensure that your vote is counted at the Castle special meeting, or any adjournment or postponement thereof, regardless of whether or not you plan to attend the special meeting.

      Castle stockholders may revoke their proxies at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Castle prior to the voting of such proxy;

•	submitting a properly executed proxy of a later date; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.
      If your shares are not held in street name, written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

Castle Energy Corporation
357 South Gulph Road, Suite 260
King of Prussia, Pennsylvania 19406
Attention: Susan Pyle, Secretary
as early as possible to ensure that the notice of revocation reaches Castle at the above address prior to the date of the special meeting.
      If your shares are held in street name, you should follow the instructions of your broker or bank regarding revocation of proxies.
      All shares represented by valid proxies that Castle receives through this solicitation, and that are not revoked, on a timely basis, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares to be voted before signing and returning it, your proxy will be voted “FOR” the adoption of the merger agreement and the transactions contemplated by the merger agreement. The Castle board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or any adjournment or postponement thereof, Castle intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.
      Castle stockholders should NOT send stock certificates with their proxy cards.
Shares Subject to Voting Agreement
      Under the terms of a voting agreement, dated as of November 8, 2005 and amended as of November 28, 2005, entered into between certain Castle stockholders and Delta (which is referred to in this proxy statement/ prospectus as the voting agreement), such stockholders have agreed to vote or cause to be voted all of their shares of Castle common stock in favor of the adoption of the merger agreement, subject to certain exceptions. The shares subject to the voting agreement represent approximately 29.1% of the outstanding shares of Castle common stock as of the record date.
Solicitation of Proxies; Expenses of Solicitation
      Delta and Castle will share equally the costs of filing, printing and mailing this proxy statement/ prospectus for the special meeting. In addition to solicitation by mail, directors, officers and regular employees of Castle or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. Delta and Castle currently expect not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees of Delta and Castle will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out of pocket expenses.

Record Date
      Castle has fixed the close of business on                     , 2006, as the record date for determining the Castle stockholders entitled to receive notice of and to vote at the Castle special meeting or any adjournment or postponement thereof. At that time, 7,303,245 shares of Castle common stock were outstanding, held by approximately 3,000 holders of record.
Voting Rights and Vote Required
      The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Castle common stock entitled to vote thereon is necessary to constitute a quorum at the special meeting. Under the applicable NASDAQ rules, brokers or members who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote those shares with respect to adopting the merger agreement without specific instructions from such customers. An unvoted proxy submitted by a broker is sometimes referred to as a “broker non-vote” and is the equivalent of a vote “AGAINST” the merger.
      The actions proposed in this proxy statement/ prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners’ specific instructions. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares, such failure to vote is a broker non-vote. Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares.
      The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Castle common stock outstanding as of the record date. You are entitled to one vote for each share of Castle common stock you held as of the record date.
      As of the record date:

•	Directors and executive officers of Castle and their affiliates beneficially owned or had the right to vote 411,650 shares of Castle common stock, approximately 5.6% of the Castle common stock outstanding on that date.

•	To Castle’s knowledge, directors and executive officers of Castle and their affiliates, not otherwise subject to the voting agreement, have indicated that they intend to vote their shares of Castle common stock in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.
Recommendation of the Board of Directors
      The directors on Castle’s board of directors that voted have unanimously determined that the terms of the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of Castle and its stockholders and unanimously recommend that you vote “FOR” the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.
      See “THE MERGER — Castle’s Reasons for the Merger; Recommendation of Castle’s Board of Directors” on page 34 for a more detailed discussion of the Castle board of directors’ recommendation.
Attending the Meeting
      If you are a beneficial owner of Castle common stock held by a broker, bank or other holder of record, you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Castle common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares.

Revocation of Proxies
      You may revoke your proxy at any time prior to its use by delivering it to Susan Pyle at Castle’s offices at 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406, a signed notice of revocation bearing a date later than the date of the proxy stating that the proxy is revoked or by granting a duly executed new, signed proxy bearing a later date, or if you are a holder of record by attending the special meeting and voting in person. However, simply attending the special meeting without voting will not revoke your proxy. If you hold your shares in “street name,” you must get a proxy from your broker, bank or other custodian to vote your shares in person at the special meeting.
Householding
      Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/ prospectus may have been sent to multiple stockholders in your household. Castle will promptly deliver a separate copy of this proxy statement/ prospectus, including the appendices hereto, to you if you write to Castle Energy Corporation, 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406, Attention: Susan Pyle or call Susan Pyle at (610) 992-9200. If you wish to receive separate copies of an annual report or proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Castle, as applicable, at the above address and phone number.
      The matters to be considered at the special meeting are of great importance to the stockholders of Castle. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/ prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.
      Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for Castle common stock will be mailed to you as soon as practicable after completion of the merger.
INFORMATION ABOUT THE COMPANIES
Delta Petroleum Corporation

Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202
(303) 293-9133
      Delta is a Denver, Colorado based independent energy company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Delta’s core areas of operation are the Rocky Mountain and Gulf Coast regions, which comprise the majority of its proved reserves, production and long-term growth prospects. Delta has a significant drilling inventory that consists of proved and unproved locations, the majority of which are located in Delta’s Rocky Mountain development projects. Delta expects that its drilling efforts and capital expenditures will focus increasingly on the Rockies, where approximately two-thirds of Delta’s fiscal 2006 capital budget is allocated and three-fourths of its undeveloped acreage is located. Delta retains a high degree of operational control over its asset base, with an average working interest in excess of 90% as of June 30, 2005. This provides Delta with controlling interests in a multi-year inventory of drilling locations, positioning Delta for continued reserve and production growth through its drilling operations. Delta also currently has an ownership interest in a drilling company, providing the benefit of a preferential right to use its drilling rigs in the Rocky Mountain region which allows Delta to have a priority to drill its wells. Delta concentrates its exploration and development efforts in fields where Delta can apply its technical exploration and development expertise, and where Delta has accumulated significant operational control and experience.

      For more information on Delta, see “WHERE YOU CAN FIND MORE INFORMATION” on page 75.
Castle Energy Corporation

357 South Gulph Road, Suite 260
King of Prussia, Pennsylvania 19406
(610) 992-9200
      From inception (February 1981) until September 2002, Castle operated in the exploration and production segment of the energy business. During this period Castle owned interests in oil and gas wells in fourteen states in the United States and participated in the drilling of five wildcat wells in Romania. For the periods from inception until August 1989 and from June 1999 to September 6, 2002, the exploration and production segment of the energy business was the only business in which Castle operated. On May 31, 2002, Castle sold all of its domestic oil and gas properties to Delta. On September 6, 2002, Castle sold all of its interests in Romania to the operator of its Romanian concession. Prior to these sales Castle owned interests in approximately 525 oil and gas wells in the United States and a fifty percent interest in several drilling concessions in Romania. As a result of these sales, Castle did not directly own any operating assets from September of 2002 until March 30, 2004. On March 31, 2004, Castle completed the acquisition of interests in 166 gas wells in western Pennsylvania from Delta, another outside party and from several limited partnerships. Castle operates approximately 130 of the wells.
      For more information on Castle, see “WHERE YOU CAN FIND MORE INFORMATION” on page 75.
THE MERGER
      The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and the financial advisor opinion attached as appendices to this proxy statement/ prospectus. We urge you to read and review those entire documents as well as the discussion in this proxy statement/ prospectus.
General
      This section provides material information about the merger of Delta and Castle and the circumstances surrounding the merger. The next sections of this proxy statement/ prospectus, entitled “THE MERGER AGREEMENT” and “THE VOTING AGREEMENT” beginning on pages 50 and 63, respectively, have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating the merger agreement.
      At the Castle special meeting, Castle stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement. The adoption of the merger agreement will constitute the adoption of the transactions it contemplates, including, among others, the merger of Castle with and into DPCA LLC, a direct wholly owned subsidiary of Delta (“DPCA”).
      We are furnishing this proxy statement/ prospectus to Castle stockholders in connection with the solicitation of proxies by the board of directors of Castle for use at its special meeting of stockholders and any adjournment or postponement of the meetings.
Structure
      The merger agreement provides for the merger of Castle with and into DPCA, a direct wholly owned subsidiary of Delta. Upon the completion of the merger, the separate corporate existence of Castle will cease and DPCA will continue as the surviving entity.

      The merger agreement provides that each share of Castle common stock issued and outstanding immediately prior to the effective time of the merger, other than (i) Castle treasury shares and (ii) shares of Castle common stock owned by Delta or DPCA, will be converted into the right to receive the number (referred to as the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Delta common stock resulting by dividing 8,500,000 by the number of outstanding shares of Castle common stock at the effective time of the merger. Upon completion of the merger, all shares of Castle common stock will no longer be outstanding and will be automatically canceled and cease to exist. By means of a separate proxy statement, Delta is seeking approval from its shareholders to reincorporate, changing its domicile from Colorado to Delaware. In the event Delta reincorporates in Delaware, the stock issued as merger consideration will be common stock of Delta Delaware. If no reincorporation occurs, the stock issued will be common stock of Delta Colorado. The reincorporation of Delta is not a condition to the merger of Castle and DPCA.
      Delta will account for the merger as a purchase for financial reporting purposes. See “ACCOUNTING TREATMENT” on page 64. The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, so that for U.S. federal income tax purposes (i) you will not recognize gain or loss on the receipt of Delta common stock as part of the merger consideration and (ii) you will recognize gain or loss only with respect to any cash received in lieu of a fractional share of Delta common stock. The merger is conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for United States federal income tax purposes. For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 64.
Background of the Merger
      Prior to May 31, 2002, Castle was an active exploration and production company with interests in over 500 oil and gas wells and undrilled acreage in fourteen states in the United States and a 50% interest in three drilling concessions in Romania. On May 31, 2002, Castle sold all of its domestic oil and gas interests to Delta for approximately $42,430,000, consisting of $15,478,000 in cash and 9,566,000 shares of the common stock of Delta valued at $26,952,000. On September 6, 2002, Castle sold its Romanian interests to the operator of its Romanian interests.
      In August 2002, Texaco Inc. and two other subsidiaries of Chevron Corporation, (“Chevron”), commenced an action against Castle and two of its inactive subsidiaries. In the action, Chevron sought damages and declaratory relief under contractual and statutory claims from environmental contamination at a now-dismantled refinery previously owned by one of Castle’s inactive refining subsidiaries. The lawsuit claimed that Castle was contractually obligated to indemnify and defend Chevron against all liability and costs, including lawsuits, claims and administrative actions initiated by the United States Environmental Protection Agency and others, that Chevron has incurred or would incur as a result of environmental contamination at and around the dismantled refinery, even if that environmental contamination was caused by Texaco Inc. or its affiliates, which previously owned the refinery for over 75 years. The suit also sought costs, damages and declaratory relief against Castle under the Federal Comprehensive Environmental Response Compensation Liability Act, the Oil Pollution Act of 1990 and the Solid Waste Disposal Act, as amended. The amounts claimed by Chevron exceeded Castle’s net worth at the time. Although Castle’s management considered Chevron’s claims to be without merit, Castle’s board of directors and management determined that the nature of the contingent liability effectively precluded Castle from liquidating at that time. According to public statements by Texaco to Castle and third parties, the estimated gross undiscounted clean-up costs for this refinery are at least $80-$150 million.
      From September 2002 to February 2004, Castle’s activities were primarily related to defending the lawsuit with Chevron and to involvement with certain other unrelated litigation.
      Although Castle considered itself to be indirectly in the oil and gas business through its significant ownership and involvement in Delta, Castle continued to seek acquisition opportunities for direct ownership of oil and gas properties since liquidation was not currently an alternative. On March 31, 2004,

Castle acquired from Delta for $8,000,000 interests in 138 western Pennsylvania gas wells, most of which had been previously owned by Castle and sold to Delta in May 2002. In addition, Castle acquired interests in the same properties owned by an outside party for $334,000 and interests in 28 other Appalachian gas wells from five limited partnerships for $1,100,000.
      On March 9, 2004, CEC, Inc., a subsidiary of Castle, sold 1,060,411 shares of Delta at a price of $8.80 per share, on March 25, 2004, 1,200,000 shares at $9.75 per share, on May 20, 2004, 687,875 shares at $12.28 per share and on March 4, 2005, 300,000 shares at $16.05 per share, and thereafter owned 6,700,000 shares. As a result of the increase in the market price of Delta common stock to $14.54 at March 31, 2005, the value of the Delta common stock owned by Castle had increased to $97,418,000.
      On August 15, 2005, Castle’s Chairman and Chief Executive Officer and founder, Joseph L. Castle II, died. Mr. Sidney F. Wentz, a director since 1995, was named Chairman and Mr. Richard E. Staedtler, then Castle’s Chief Financial Officer, was named President and Chief Executive Officer.
      During September 2005, Castle and Chevron became engaged in mandatory mediation in advance of a November 2005 trial date of the action brought by Chevron.
      On September 19, 2005, Castle and Chevron agreed to settle the Chevron litigation pursuant to which Texaco Inc. gave Castle and its affiliates a complete and comprehensive indemnification against all losses or liabilities related to the refinery sites and refining activities, in exchange for which Castle paid Chevron $5,750,000. While Castle’s board of directors believed it would have been successful on the merits of the litigation with Chevron, they believed that the time involved and cost of defending the action justified the settlement. In addition, without a comprehensive indemnity of the type received in the settlement, Castle’s Board of Directors and management did not believe that a merger would be possible given concerns any merger partner might have regarding the possibility of future litigation.
      In early October 2005, Castle management contacted Delta management concerning a possible merger of the two companies and the parties entered into a confidentiality agreement.
      On October 5, 2005, Castle management and its outside legal counsel and Delta management and its outside legal counsel held a lengthy meeting to discuss a possible merger. During that meeting, Castle and Delta discussed the parameters of a merger and the terms and the value to be paid for Castle’s assets, other than the 6,700,000 shares of Delta common stock already owned by Castle. At this time, Delta’s lawyers commenced preparation of a draft merger agreement.
      On October 7, 2005, Castle engaged Snyder & Company, a Philadelphia based investment banking firm, to evaluate the fairness of the merger, from a financial point of view to the Castle stockholders and if appropriate, to issue a fairness opinion to Castle’s directors.
      From October 10, 2005 until early November 2005, Castle and Delta conducted due diligence reviews.
      On October 14, 2005, Delta’s legal counsel distributed an initial draft of the merger agreement to Castle’s legal counsel.
      From October 17, 2005 to November 6, 2005, management of Castle and Delta and their respective legal and financial advisors conducted extensive negotiations regarding the terms of the draft merger agreement.
      On October 25, 2005, Delta’s management informed Castle management that Delta was prepared to offer Castle stockholders a total of 8,000,000 shares of Delta common stock, equating to 1,300,000 additional shares for Castle’s other assets.
      From October 27, 2005 until November 6, 2005, the Castle directors had a number of informal meetings and telephone calls as well as meetings and telephone calls with its legal and financial advisors to discuss the terms of the merger agreement and Castle management provided its directors with updates concerning the negotiations. During this period, Castle and Delta management had continuing discussions with respect to the merger consideration and certain other terms of the merger agreement. Delta’s legal counsel distributed multiple drafts of the merger agreement as well as drafts of a proposed voting agreement.
      On November 6, 2005, Castle and Delta managements agreed upon a total merger consideration of 8,500,000 shares of Delta’s stock for Castle’s assets, which equated to 1,800,000 incremental Delta shares for Castle’s other assets, as well as upon the other merger provisions.
      On November 8, 2005, Castle’s directors conducted a lengthy meeting to review the final draft of the merger agreement and related terms and conditions. At the meeting, representatives of Snyder & Company made a lengthy presentation to the directors and rendered its oral opinion (subsequently confirmed in writing) that, as of the date of the opinion, and based upon and subject to certain factors, assumptions, procedures, and limitations, the merger consideration was fair from a financial point of view to Castle’s stockholders. The Castle board of directors also discussed and considered the alternatives to the merger with Delta, including a liquidation, remaining a public company, sale to or merger with any entity other than Delta, the ever-increasing regulatory costs of remaining a public company and the perceived difficulties of trying to grow Castle to a large enough size to absorb its fixed overhead. Following extensive discussion, the Castle directors (with Russell Lewis abstaining as he is also a director of Delta) unanimously approved the merger.
Delta’s Reasons for the Merger
      In reaching its decision to merge with Castle, the Delta board of directors consulted with Delta management with respect to strategic and operational matters. The Delta board also consulted with legal counsel with respect to the merger agreement, the voting agreement with certain stockholders of Castle and the transactions contemplated thereby, and related issues. The Delta board of directors also consulted with Lehman Brothers, Inc., Delta’s financial advisor with respect to the financial aspects of the transaction. The Delta board of directors discussed the factors described below, asked questions of Delta’s management and Delta’s legal counsel and financial advisor, and reached a general consensus that the merger was advisable and in the best interests of Delta and its shareholders. In reaching its conclusion to approve the merger agreement, the voting agreement and the transactions contemplated thereby, the Delta board carefully considered a number of factors, including the opportunity the merger would present to effect the distribution of a significant block of Delta common stock to Castle’s stockholders and the opportunity for Delta to acquire cash, and assets believed to be readily reducible to cash, to provide additional working capital and fund operations.
      The Delta board of directors weighed the foregoing advantages and opportunities against the challenges inherent in the combination of two business enterprises. The Delta board of directors realizes there can be no assurance about future results. However, the Delta board of directors concluded that the potential benefits outweighed the potential risks of consummating the merger. This explanation of Delta’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 25 of this proxy statement/ prospectus.
      After taking into account these and other factors, the board (with Russell Lewis abstaining as he is also a director of Castle, and James Van Blarcom abstaining because of a personal relationship with a member of the Castle family) unanimously determined that the merger, the merger agreement, the voting agreement and the other transactions contemplated thereby were advisable and in the bests interests of Delta and its shareholders, and approved the merger agreement, the voting agreement and the transactions contemplated thereby, including the merger.
      At a special meeting held on November 2, 2005, after due consideration with financial and legal advisors, the directors on Delta’s board of directors who voted on the merger proposal unanimously approved the merger agreement.

Castle’s Reasons for the Merger; Recommendation of Castle’s Board of Directors
      In deciding to approve the merger agreement and to recommend approval of the merger to Castle’s stockholders, the Castle board of directors considered a number of factors, including the factors listed below. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the Castle board of directors did not attempt to quantify or otherwise assign relative weight to the specific factors it considered in reaching its determination, and individual directors may have given different weight to different information and factors. The Castle board of directors viewed its approval and recommendation as being based on the totality of the information and factors presented to and considered by it. In reaching its decision, the Castle board of directors consulted with Castle management with respect to strategic and operational matters. The Castle board of directors also consulted with Snyder & Company with respect to the financial aspects of the transaction. Additionally, the Castle board of directors consulted Castle’s legal advisors with respect to the merger agreement and related issues.
      Merger with Delta. Based on the information available, the Castle board of directors determined that the value to be received by the Castle stockholders in the merger with Delta is greater than that available to them in a liquidation, a combination with another entity or as Castle remaining as an independent operating entity.
      Financial terms of the merger. The Castle board of directors believes that the merger consideration is fair to the stockholders based upon Castle’s current financial condition and future prospects, as well as the current financial condition and the board’s perception of the future prospects of Delta. In arriving at this conclusion, the board of directors, together with Castle’s management and legal and financial advisors, evaluated the strategic alternatives available to Castle, discussed above. The Castle board of directors also recognized that the merger consideration represents a premium over the average trading price of Castle’s common stock during recent periods. The Castle board of directors also determined that the merger consideration fairly valued the cash and other assets on Castle’s balance sheet. In this regard, the Castle board of directors considered the information presented by, and the opinion of, Snyder & Company, Castle’s financial advisor. See “THE MERGER — Opinion of the Castle Financial Advisor — Snyder & Company.”
      The Castle board also considered the fact that approximately 75% of Castle’s assets consisted of Delta common stock and that the merger would permit the Castle stockholders to become direct holders of Delta common stock rather than indirect holders through Castle, thereby eliminating a second level of ownership and the costs associated with Castle remaining a public company.
      Terms of the merger agreement and voting agreement. The Castle board of directors considered the terms of the merger agreement, including the nature and scope of the closing conditions. The board also considered the potential for incurring a termination fee in the event of a termination of the merger agreement under certain circumstances, and the fact that the termination fee and other provisions of the merger agreement might discourage third parties from seeking to acquire Castle and otherwise increase the cost of such an acquisition. The board took into account that the terms of the termination fee and the other termination provisions of the merger agreement, which were the subject of negotiations between the parties and which would permit either party to terminate the merger agreement without cause, and therefore would permit Castle to terminate in the event that the Delta common stock were to decrease to such level that a liquidation would become a significantly more attractive option than the merger. The board also considered the fact that the termination fee would otherwise be payable only in a limited number of circumstances, including in the event that the merger agreement is terminated in conjunction with the receipt by Castle of a superior acquisition proposal from a third party. In addition, the Castle board considered the terms of the voting agreement between Delta and Castle’s officers and directors and the estate and family of Castle’s founder, Joseph L. Castle II, that might also have the effect of discouraging third parties from seeking to acquire Castle.
      Delta’s financial condition, prospects and access to capital. The Castle board of directors considered the financial condition and prospects of Delta, the results of Castle’s due diligence review of Delta and Delta’s access to capital. The Castle board of directors also took into consideration Delta’s oil and gas operations and, in particular, noted the potential for its unproven reserves and the consequences if exploration of those areas proves unsuccessful.
      Opinion of Castle’s financial advisor. The Castle board of directors considered the opinion, dated November 8, 2005, to the Castle board of directors of Castle’s financial advisor, Snyder & Company, to the effect that, as of the date of the opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken described in its written opinion, the merger consideration was fair, from a financial point of view, to the holders of Castle common stock, as described below beginning on page 36 of this proxy statement/ prospectus.
      Closing and integration risks. The Castle board of directors noted that the combination of Castle and Delta presented almost no integration risk as the most significant assets of Castle were shares of Delta common stock and cash and cash equivalents. The Castle board of directors also took into account the fact that no regulatory approval or material third party consents were necessary and therefore that there were no major impediments to consummation of the merger.
      Strategic Alternatives. Other than the merger, the Castle board of directors believed that the only strategic alternatives available to Castle were to liquidate or remain a stand-alone public company and seek to grow.
      Liquidation. The Castle board of directors viewed a liquidation as the most likely alternative to the merger with Delta. Under Delaware law, Castle would be required to remain in existence for three to six years and retain estimated reserves for possible liabilities and third party claims which might arise during that period, which would entail a significant cost. In addition, although Castle could seek relief from the Securities and Exchange Commission to be relieved from its continued periodic reporting requirements, there can be no assurance that Castle would be granted such relief. If Castle were not granted such relief, it would remain a public reporting company and be faced with all of the incremental costs associated therewith, including annual audit fees, director fees, D&O insurance premiums, regulatory and stock exchange fees and legal, general and administrative expenses. All of these costs would diminish the amount available for future distributions to shareholders.
      Castle would also face the risks and uncertainties of liquidating its remaining assets. In the event of a liquidation, Castle would either sell the 6,700,000 Delta shares it owned or distribute them directly to its stockholders as a dividend. In either event, Castle would incur income taxes in excess of $35 million (based on the closing market price of the Delta common stock on November 7, 2005), which would therefore decrease the amount available for distribution to Castle stockholders. While the Delta stock is publicly traded, the stock price has been volatile over the past year and there could be no assurance that Castle would be able to sell a large block at the current market price or that the current market price would not decline significantly. In addition to the Delta shares, Castle’s other remaining non-cash assets consist primarily of its gas properties and its investment in Networked Energy LLP (“Network”) and a lender’s interest in GAMXX Energy (“GAMXX”). While the value of Castle’s gas properties has recently increased as the price of natural gas increased, the value of such properties could decline before Castle would be able to sell such properties if, among other reasons, the price of natural gas were to decline. As Castle’s remaining assets are less marketable, it is difficult for Castle to quantify the value that Castle could receive for such assets in the event of a liquidation.
      Continuing as an independent public entity. The other strategic alternative considered by the Castle board of directors was for Castle to remain an independent entity. For Castle to realistically continue to operate as an independent entity, it would require significant future growth. Castle’s existing gas operations are significantly smaller than those of its competitors. The Castle board of directors believes that its current size makes it difficult to justify the substantial fixed costs necessary to operate as a separate public company. As such, it would need to acquire more oil and gas assets to justify its fixed overhead at a time when the prices being paid for oil and gas properties are at historically high levels. Under such circumstances, Castle may find it impossible to make enough economically justifiable acquisitions to rationalize remaining an independent public company.

      In addition, not only would Castle need to retain its existing employees but also to hire a significant number of additional experienced employees to enable its future growth. Castle’s board of directors believes it would be difficult to replace any of its key employees or hire new experienced oil and gas employees in the locations where Castle currently has offices.
      The Castle board of directors weighed the foregoing advantages and opportunities against the challenges inherent in the combination of two business enterprises. The Castle board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding long-term value, competitive and financial strength, potential revenue enhancements, synergies and anticipated cost savings. After taking these factors into account, the Castle board of directors concluded that the potential positive factors clearly outweighed the potential risks of not completing the merger, particularly in light of the fact that the Castle stockholders are already effectively invested in Delta. This explanation of the Castle board of directors’ reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 25 of this proxy statement/ prospectus. The Castle board of directors also considered the fact that some members of the board of directors and of Castle management may have interests in the merger that are different from those of Castle stockholders generally. See “THE MERGER — Castle’s Directors and Officers Have Financial Interests in the Merger” and “ — Indemnification and Insurance” on page 50 of this proxy statement/ prospectus.
      At a meeting held on November 8, 2005, after due consideration and consultation with its financial and legal advisors, the directors on Castle’s board of directors who voted on the merger proposal unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Castle and its stockholders. The Castle board of directors (with Russell Lewis abstaining as he is also a member of Delta’s board of directors) unanimously adopted the merger agreement and recommended that Castle stockholders vote to adopt the merger agreement.
Opinion of the Castle Financial Advisor — Snyder & Company
      Under an engagement letter dated October 26, 2005, Castle engaged Snyder & Company to, among other things, render an opinion to the Castle board of directors that, as of the date of the opinion, the 8,500,000 shares of Delta common stock (which is referred to in this proxy statement/ prospectus, collectively, as the merger consideration) to be issued to the holders of Castle common stock in the merger was fair from a financial point of view to the holders of Castle common stock. At a meeting of the Castle board of directors held on November 8, 2005, Snyder & Company rendered its oral opinion, subsequently confirmed in a written opinion dated November 8, 2005, that, as of November 8, 2005 and based upon and subject to the matters reviewed with the Castle board of directors and set forth in Snyder & Company’s written opinion, the merger consideration was fair from a financial point of view to the holders of Castle common stock.
      This description of Snyder & Company’s opinion is qualified in its entirety by reference to the full text of the opinion, which is set forth in Appendix C to this proxy statement/ prospectus. Holders of Castle common stock are urged to read the Snyder & Company opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Snyder & Company in connection with rendering its opinion.
      Snyder & Company’s engagement and its opinion are directed to (and for the benefit of) the Castle board of directors in connection with its consideration of the merger. The Snyder & Company opinion addresses only the fairness of the merger consideration to the holders of Castle common stock from a financial point of view as of the date of the opinion. The Snyder & Company opinion addresses the merits of the proposed merger with Delta compared to the liquidation of Castle, the two primary alternatives under consideration by the Castle board of directors. The Snyder & Company opinion does not address the merits of the underlying decision by Castle to engage in the merger, or the relative merits of the merger as compared to other business strategies that might be available to Castle. Snyder & Company expresses no opinion or recommendation as to how the Castle stockholders should vote with respect to the merger or any matter relating to the merger.
      The Snyder & Company opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Snyder & Company as of the date of the opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Snyder & Company opinion and that Snyder & Company assumes no responsibility for advising any person of any change in any matter affecting the Snyder & Company opinion or for updating or revising the Snyder & Company opinion based on circumstances or events occurring after the date of the opinion. In rendering its opinion, Snyder & Company was not authorized to solicit, and did not solicit, third-party indications of interest in acquiring all or a part of Castle or engaging in a business combination or any other strategic transaction with Castle.
      In the course of performing its review and analyses in rendering its opinion, Snyder & Company:

•	reviewed the financial terms and conditions of the merger agreement;

•	analyzed certain publicly available financial statements and historical business information relating to Castle and Delta, respectively;

•	reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, cash flow, assets and prospects of Castle and Delta provided to them or publicly available;

•	held discussions with members of the senior management of Delta with respect to the business and prospects of Delta;

•	reviewed public information, including stock trading prices and market multiples of certain other publicly held oil and gas companies that Snyder & Company believed to be generally relevant to its evaluation of the Delta common stock;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of oil and gas companies that Snyder & Company believed to be generally relevant to its evaluation of the Delta common stock;

•	reviewed the historical stock prices and trading volumes of Delta common stock and Castle common stock;

•	analyzed the financial implication of a Castle liquidation alternative as compared to the proposed merger with Delta; and

•	conducted such other financial studies, analyses and investigations as Snyder & Company deemed appropriate.
      Snyder & Company relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for and did not conduct any independent verification of this information. In addition, Snyder & Company did not conduct any independent valuation or appraisal of the assets or liabilities of Castle or Delta or any of their respective subsidiaries, or concerning the solvency or fair value of Castle or Delta or any of their respective subsidiaries, and Snyder & Company was not provided with any such valuation or appraisal. With respect to financial forecasts provided by Delta, Snyder & Company assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Delta’s management as to the future financial performance of Delta. Snyder & Company assumes no responsibility for, and expresses no view as to, any such forecasts and projections or the assumptions on which they are based.
      In rendering its opinion, Snyder & Company assumed that the merger would be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions in the merger agreement. Snyder & Company also assumed that obtaining the necessary regulatory and third-

party approvals for the merger would not have an adverse effect on Castle, Delta or the combined company or the contemplated benefits of the consummation of the merger. The Snyder & Company opinion did not express any opinion as to any tax or other consequences that might result from the merger, nor did the opinion address any legal, tax, regulatory or accounting matters, as to which Snyder & Company understood that Castle had obtained such advice as it deemed necessary from qualified professionals.
      Snyder & Company did not express any opinion as to the price at which shares of Castle common stock or shares of Delta common stock may trade after the announcement of the merger or as to the price at which shares of Delta common stock may trade after the consummation of the merger.
      The following is a summary of the material financial and comparative analyses that Snyder & Company deemed to be appropriate for this type of transaction and that were performed by Snyder & Company in connection with rendering its opinion. The summary of Snyder & Company’s analyses described below is not a complete description of the analyses underlying Snyder & Company’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Snyder & Company considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Snyder & Company made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
      No company, transaction or business used in Snyder & Company’s analyses as a comparison is identical to Delta or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, or transactions analyzed. The estimates contained in Snyder & Company’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Snyder & Company’s analyses are inherently subject to substantial uncertainty.
      The financial analyses summarized below include information presented in tabular format. In order to understand fully Snyder & Company’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Snyder & Company’s financial analyses.

Overview of Snyder & Company Analyses
      Prior to the Delta merger offer, the Castle board of directors had concluded that the sale of Castle or its orderly liquidation represented the two most viable strategic alternatives. The Snyder & Company analysis compared the Delta merger proposal to the Castle alternative of an orderly liquidation of Castle. In evaluating the liquidation scenario, it assumed that the sale or distribution to Castle stockholders of the 6.7 million Delta shares would be completed with due speed. Therefore, Castle stockholders would have the opportunity to realize the approximate current market value of the Delta stock, net of the corporate income tax. In addition, the other Castle net assets would be converted to cash in an orderly liquidation and distributed to stockholders. Therefore, the Snyder & Company analysis estimated the net proceeds of the sale of the 6.7 million Delta shares by Castle, net of the corporate income tax, and the range of value that Castle would realize on the sale or liquidation of the other Castle assets.

      In evaluating the Delta merger proposal, the Snyder analysis considered, among other things, the expected tax-free treatment of the merger, the net value that the shareholders would receive and the risks to Castle stockholders of continuing their present investment in the Delta common stock, and actually increasing this investment by 1.8 million shares.
      The Delta merger proposal calls for an exchange of 8.5 million Delta shares, with the 1.8 million shares in excess of the 6.7 million of the Delta for Delta stock exchange representing a stock for asset swap. At the Delta 10-day average closing price of $17.72 per share, the 1.8 million Delta shares represent a value of $31.9 million.
      Delta is a relatively small oil & gas exploration and production company with a market capitalization of less than $1.0 billion. Delta is leveraged financially with an ambitious drilling program budgeted for the next fifteen months. Its stock trading price has been volatile with a 52-week trading range of approximately $9.00-$21.65 per share. The Delta shares acquired by Castle in Castle’s 2002 sale of its oil & gas properties to Delta have appreciated significantly. Therefore, the Snyder & Company analysis included an examination of Delta and its publicly traded common stock, and a comparison of its market valuation to that of market multiples of other comparable oil & gas companies. The purpose of this analysis was to evaluate the Delta stock price risk reflected in the Delta merger proposal.

Summary of Valuation Analyses of Castle
      In evaluating the orderly liquidation alternative, Snyder & Company estimated the proceeds that Castle would realize both from the sale of its 6.7 million Delta shares and the sale of its non-cash other assets, as well as the costs of the liquidation process. This liquidation analysis took into consideration the corporate tax liability resulting from the gains and losses realized from the liquidation process, as well as the net operating loss carry forward (“NOL”) and tax credits available to offset this tax liability.
      In estimating the net proceeds from Castle’s sale of its 6.7 million Delta shares, Snyder & Company assumed that a 5% discount from the Delta stock trading price would be required to place this large block of stock representing approximately 14% of the total Delta common shares outstanding. This discount estimate was based upon empirical evidence reflected in various discount studies of the restricted stock of publicly traded companies and the recent private placement of newly issued Delta stock. On September 22, 2005, Delta completed a private placement of 5.4 million shares Delta stock to institutional buyers at a 5% discount from the 10-day average closing price.
      Snyder & Company applied the 5% discount to Delta’s 10-day average closing stock price of $17.72 for the period ended November 3, 2005, resulting in estimated net proceeds of $16.83 per share. From the net proceeds per share was deducted the Federal corporate tax on the gain — approximately $4.93 per share ($16.83 less $2.75 tax basis times a 35% tax rate).
      Snyder & Company reviewed the Castle estimate of $40.1 million for the value of Castle’s other assets in an orderly liquidation. This $40.1 million estimate was net of taxes, and included a projected $21.7 million of cash at December 31, 2005 reflecting the net cash flow from its oil & gas production, the payment of continuing general and administrative expenses through that date, the payment of the Castle quarterly dividend, and the payment of other liabilities as part of the liquidation process. In addition to this projected cash balance, the single largest other Castle asset was its investment in oil & gas producing properties in the Appalachia Basin in Pennsylvania. The remaining net assets included the fair market value, net of taxes, of certain other Castle investments, the estimated proceeds from a lawsuit settlement, and tax assets consisting of a NOL carry forward and alternative minimum tax credits.
      As a result of the Snyder & Company review of the specific Castle estimates and the documentation underlying these estimates, and the performance of its own investigations in reviewing these value estimates, Snyder & Company arrived at its own range of value estimates for the Castle other assets. The low and high value range reflecting an orderly liquidation of Castle’s other assets was $39.5 million to $45.2 million, respectively. The range estimate included $1.0 million of liquidation expenses in excess of those estimated by Castle management. This additional liquidation expense was based on the observations of Castle’s legal counsel that the liquidation process for Castle as a Delaware corporation and public company could be protracted and expensive.
      Set forth in the following table is Snyder & Company’s comparison on a per share basis of a Castle orderly liquidation versus the Delta merger proposal. The Castle liquidation alternative reflects the sale of the 6.7 million Delta shares based on a Delta market price of $17.72 per share, and liquidation proceeds from Castle’s other assets of $40.1 million representing the Castle estimate, and the Snyder & Company low and high estimates of $39.5 million and $45.2 million, respectively.
Comparison of Castle Liquidation Versus Delta Merger
Castle Sells Delta Shares @ Net $16.83 Per Share
Versus Merger Exchange of 8.5 million Delta Shares

		(B) Exchange Premium
		(Discount) Versus
	(A) Castle	Liquidation Other Asset
	Share	Valuation Range
	Exchange
Delta Closing Price	Value	Castle	Low	High

10.00	11.64	(4.77)	(4.69)	(5.46)
11.00	12.81	(3.61)	(3.53)	(4.30)
12.00	13.97	(2.44)	(2.36)	(3.13)
13.00	15.14	(1.28)	(1.20)	(1.97)
14.00	16.30	(0.11)	(0.04)	(0.80)
15.00	17.47	1.05	1.13	0.36
16.00	18.63	2.22	2.29	1.53
17.00	19.79	3.38	3.46	2.69
18.00	20.96	4.54	4.62	3.85
19.00	22.12	5.71	5.79	5.02
20.00	23.29	6.87	6.95	6.18
21.00	24.45	8.04	8.12	7.35
22.00	25.62	9.20	9.28	8.51

(A)	Based on 7,303,000 Castle shares outstanding:

(B)	Castle liquidation at Delta trading price of $17.92 per share

Delta 10-day average selling price	17.72	17.72	17.72
Selling price @ 5% blockage discount*	16.83	16.83	16.83
Delta stock proceeds	112,788	112,788	112,788
Less corporate tax on gain**	(33,027)	(33,027)	(33,027)
Castle other assets @ FMV	40,115	39,546	45,153

	119,876	119,307	124,914

Per share liquidation proceeds	16.41	16.34	17.10

*	Discount from trading price in most recent Delta private placement

**	Per share gain on sale ($16.83 selling price less $2.75 tax basis) x’s 6.7 million shares, taxed at 35% corporate tax rate
      The table’s three right hand columns of exchange premiums (discounts) per share at three values for Castle’s other assets represents the favorable (unfavorable) differential of the Delta merger proposal as compared to the Castle liquidation alternative at a range of Delta stock prices at the closing of the merger.

On the closing date of the merger (the “Closing Date”), all the Castle stockholders would individually then have the option of selling their Delta shares received in the merger exchange. This table highlights the per share advantage of the Delta merger proposal assuming a Delta stock price at the merger’s closing of between $17.00 and $18.00 per share. The Delta merger premium ranges from $2.69 to $4.62 per share.
      While this table further highlights the increasing attractiveness of the Delta merger proposal if the Delta stock appreciates over the period to closing, it also underscores the negative impact of the Delta merger proposal on stockholder value compared to the Castle liquidation alternative if the Delta stock price declines below $14.00 per share at the Closing Date. To evaluate this risk, the Snyder & Company analysis included an examination of Delta, the trading in its common stock, and the market valuations of oil & gas companies comparable to Delta.

Summary of Valuation Analyses of Delta
      Snyder & Company performed certain valuation analyses to determine whether or not the recent Delta stock trading range was consistent with the market derived multiples of comparable oil & gas companies. These valuation analyses of Delta were preceded by an analysis of the Delta business and the trading of the Delta stock in the public market.
      Presented below is a summary of the key considerations identified by Snyder & Company in its analysis of the Delta business having implications for its market valuation:

•	Over the last 18-24 months, Delta’s business has shifted from one of growth through acquisition, to growth principally through the exploratory drilling of its acquired interests in proved undeveloped and undeveloped acreage.

•	Delta has significant undeveloped acreage in two areas that are viewed in the oil & gas industry as prime prospects for major natural gas reserve finds.

•	Delta has established a drilling subsidiary and has maintained a controlling interest in order to have better control over its drilling schedule.

•	Delta has strengthened its executive management and industry expertise at the board of directors level, as well as increased its staffing to better manage the operational challenges of Delta’s ambitious drilling and production plans.

•	The speculative value of the Delta interests in the California offshore leases is a less significant component of Delta’s total market value as a result of Delta’s recent reserve and production growth, and its projected future growth. Snyder & Company’s after-tax value estimate for Delta’s California offshore leases is a range of $.12 to $1.34 per share based on a future settlement of the lawsuit filed by the holders of the offshore leases.

•	Delta’s drilling budget for 2006 will require additional outside financing.
      The Snyder & Company examination of the Delta stock trading in the Nasdaq market over the most recent 52-week period and the research reports of analysts following the Delta stock identified the following key considerations relating to its market valuation:

•	The Delta stock price has been volatile, trading in a 52-week trading range of $8.99-$21.65 per share. Its price volatility measured in terms of BETA was 1.41 versus the S&P 500 and 1.47 versus the oil & gas industry stocks.

•	The Delta trading market is highly liquid, with a 52-week average daily average trading volume of approximately 434,000 shares with approximately 40+ million shares outstanding during the period.

•	The Delta stock is followed by 6 industry analysts with ratings, projections, and price targets, with the stock price targets presently ranging between $18 and $22 per share. The consensus view of Delta by these analysts is as a growth company based on their projections of future reserve growth.

Comparable Public Company Analysis.
      Snyder & Company reviewed and analyzed selected public companies that it viewed as reasonably comparable to Delta. Its selection criteria of comparable oil & gas exploration and production companies included the following:

•	Market capitalizations of less than $2 billion

•	Natural gas representing a significant percentage of production and reserves

•	Principally onshore oil & gas properties

•	No significant other businesses
      Snyder & Company reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies and compared this information to corresponding information for Delta. The eight selected public companies were:

•	Bill Barrett Corporation

•	Carrizo Oil & Gas, Inc.

•	Comstock Resources, Inc.

•	Edge Petroleum Corporation

•	Houston Exploration

•	KCS Energy, Inc.

•	St. Mary Land & Exploration Company

•	Whiting Petroleum
      As a result of the Snyder & Company examination of the oil & gas businesses of the eight selected companies, Bill Barrett Corporation (“Barrett”) and Carrizo Oil & Gas, Inc. (“Carrizo”) were identified as the two most comparable companies to Delta. For both companies, the investment in undeveloped acreage represented a high percentage of their total net investment in oil & gas properties (over 20%) similar to Delta. This undeveloped acreage included areas viewed in the industry as leading natural gas reserve opportunities. The market had expectations of significant reserve growth for both companies. The analysts following the stocks of these two companies were discounting future reserves and production growth expectations to calculate their target prices, similar to the valuation process followed by the Delta stock analysts.
      Using publicly available research estimates and public information, Snyder & Company calculated the following valuation multiples for the eight selected companies:

•	Price per share as a multiple of earnings per share for the last twelve months and estimated 2006;

•	Price per share as a multiple of the last twelve months discretionary cash flow per share (“DCFPS”);

•	Aggregate (enterprise) value (equal to equity value plus net debt) as a multiple of earnings before interest, taxes, depreciation and amortization, and exploration (“EBITDX”) for the last twelve months and estimated 2006; and

•	Aggregate value per MCFE of reserves for 2004.

      The results of these calculations are set forth in the following table:

	Comparable Public Companies

Valuation Multiples	High	Low	Median	Barrett	Carrizo

Share Price as a Multiple of:
Earnings per share
Last twelve months	45.0	10.1	16.8	NM	45.0
2006 estimate	27.5	7.0	9.2	25.0	27.5
DCFPS
Last twelve months	13.5	3.4	6.6	NM	13.5
Aggregate Value as a Multiple of:
EBITDX
Last twelve months	15.8	3.8	6.5	12.2	15.8
2006 estimate	7.6	2.8	5.1	7.6	NA
Per MCFE of reserves
2004	$6.02	$1.75	$3.70	$4.93	$6.02

NM = Not Meaningful
NA = Not Applicable
      Snyder & Company applied the median multiples of the six valuation multiples derived from the group of eight comparable companies to the corresponding Delta data. This resulted in a valuation range for Delta of $3.07 to $13.95 per share. Snyder & Company also applied the average of the Barrett and Carrizo valuation multiples (where applicable) to the same Delta data. The average valuation multiples for these two most comparable companies to Delta resulted in a valuation range for Delta of $10.65 per share to $22.34 per share. It is important to note that the market derived values for Delta included a separately estimated $.73 per share for the value of the Delta interest in California offshore leases. This $.73 per share represents the mid-point between the estimated value range of $.12 to $1.34 per share.
      Presented below is a table summarizing the valuation multiples applied, the Delta values for each, the median and Barrett/ Carrizo average multiples, and the Delta per share values based on the median and Barrett/ Carrizo average multiples:

		Multiples
				Delta per Share Value
			Barrett/
	Delta Value	Median	Carrizo Ave	Median	Barrett/Carrizo Ave

Share Price as a Multiple of:
Earnings per share
Last twelve months	$0.35	16.8	45.0	$6.61	$16.48
2006 estimate	$0.77	9.2	26.3	$7.81	$20.98
DCFPS
Last twelve months	$1.07	6.6	13.5	$7.79	$15.18
Aggregate Value as a Multiple of:
EBITDX (000s)
Last twelve months	$48,071	6.5	14.0	$3.07	$10.65
2006 estimate	$98,000	5.1	7.6	$7.01	$12.16
Per MCFE of reserves
2004 (MCFE)	224,300	$3.70	$5.48	$13.95	$22.34
      Snyder & Company concluded that the valuation multiples of the two companies most comparable to Delta were the appropriate selections in valuing Delta. Snyder & Company observed that the Delta 10-day average stock price of $17.72 was within the range of the per share values derived from these multiples, and, therefore, concluded that the Delta stock price was consistent with comparable valuations in the public trading market.

Acquisition Transaction Analysis.
      Snyder & Company reviewed and analyzed selected recent merger and acquisition transactions of oil & gas companies that it viewed as reasonably comparable to Delta. Its selection criteria of comparable acquisition targets included the following for oil & gas exploration and production companies:

•	Revenues ranging from $40 million to $500 million

•	Transactions date range: June 30, 2002 — June 30, 2005 (to present)

•	Natural gas representing a significant percentage of production and reserves

•	Principally onshore properties

•	No significant other businesses
      Snyder & Company reviewed and analyzed certain financial data, acquisition pricing and valuation multiples related to the selected acquisition transactions. The nine selected acquisition transactions were:

Transaction Date	Target	Acquirer

7/18/02	Maynard Oil	Plantation Petroleum
12/2/02	EEX Corp.	Newfield Exploration Co.
7/29/03	EXCO Resources Inc.	Private Group lead by EXCO mgt.
6/4/03	3TEC Energy Corp.	Plains Exploration & Production Co.
5/17/04	Nuevo Energy Co.	Plains Exploration & Production Co.
5/19/04	Tom Brown Inc.	EnCana Corp.
6/28/04	Wiser Oil Co.	Forest Oil Corp.
7/23/04	Prima Energy Corp.	Petro Canada
9/28/04	Evergreen Resources, Inc.	Pioneer Natural Resources Co.
      Using publicly available information, Snyder & Company calculated the following valuation multiples for the above transactions:

•	Price per share as a multiple of earnings per share for the last twelve months;

•	Price per share as a multiple of the last twelve months discretionary cash flow per share (“DCFPS”);

•	Aggregate (enterprise) value (equal to equity value plus net debt) as a multiple of earnings before interest, taxes, depreciation and amortization, and exploration (“EBITDX”) for the last twelve months; and

•	Aggregate value per MCFE of reserves for the most recently completed fiscal year.

      The results of these calculations are set forth in the following table:

	Comparable Acquisition
	Transactions

Valuation Multiples	High	Low	Median

Share Price as a Multiple of:
Earnings per share
Last twelve months	27.9	18.4	22.1
DCFPS
Last twelve months	11.0	1.2	4.7
Aggregate Value as a Multiple of:
EBITDX
Last twelve months	12.2	4.2	8.7
Per MCFE of reserves
Last fiscal year	$3.59	$0.81	$1.31
      Snyder & Company applied the median multiples of the four valuation multiples derived from the group of nine comparable acquisition transactions to the corresponding Delta data. To the derived values was added the $.73 per share estimated value of the Delta interest in California offshore leases. This resulted in a valuation range for Delta of $5.30 to $10.27 per share. These values represented control levels of value since the acquiring companies paid control premiums for acquiring controlling interests (100%) in the targeted companies.
      The pricing of the publicly traded Delta stock is at minority interest level of value since the trading is of minority interest ownership positions. Therefore, Snyder & Company applied a discount of 13% to adjust these values from control to minority interest levels of value. This 13% minority interest discount was based on the control premiums paid for fifteen publicly traded oil & gas companies of comparable size to Delta during the period 6/30/02 — 6/30/05. On a minority interest basis, the derived values based on this acquisition transaction analysis ranged from $4.61 to $8.93 per share.
      The following table summarizes the valuation multiples utilized, the Delta value for each, the median valuation multiples, and the Delta per share values at a control and minority interest level of value:

			Delta per Share Value

	Delta Value	Median Multiple	Control	Minority Interest

Share Price as a Multiple of:
Earnings per share
Last twelve months	$0.35	22.1	$8.47	$7.37
DCFPS
Last twelve months	$1.07	4.7	$5.76	$5.01
Aggregate Value as a Multiple of:
EBITDX (000s)
Last twelve months	$48,071	8.7	$5.30	$4.61
Per MCFE of reserves
2004 (MCFE)	224,300	$1.31	$10.27	$8.93
      Snyder & Company observed that the Delta values derived from the comparable acquisition transactions were all significantly below the Delta 10-day average trading price of $17.72 per share.

However, Snyder & Company believed that this acquisition transaction analysis was not a meaningful approach to valuing Delta for the following reasons:

•	The valuation multiples derived from the analysis and applied to Delta were all historical based rather than forward looking estimates of value; with Delta perceived as a growth company, the value of its future growth was not captured in this analysis.

•	All of the comparable acquisition transactions were prior to 2005, with the most recent acquisition announcement in June 2004; with the run up in oil and natural gas prices in 2005, these dated transactions significantly understate the current reserve values.
      Snyder & Company, therefore, concluded that the comparable public company analysis was the most relevant in valuing Delta, and the valuation multiples of the two most comparable companies in this analysis indicated that the Delta price of $17.72 per share was consistent with market derived multiples.
      Snyder & Company noted that despite this conclusion, the Castle investment in Delta stock represented a relatively high-risk investment. Since Delta is valued in the public market as a growth stock, unfavorable developments that lower market expectations could materially, adversely impact Delta’s stock price. Snyder & Company indicated that two significant developments which could positively or negatively impact Delta’s stock price might be announced prior to the closing of the proposed Delta merger — one relating to the California offshore leases and the other relating to Delta’s significant investment in the undeveloped Columbia River Basin.

Description of Additional Analysis of the Delta Merger Proposal

Impact of merger on Delta.
      Snyder & Company examined the impact of the Delta merger proposal and concluded that it should have an overall favorable impact on Delta and investor expectations for the Delta stock. Snyder & Company noted the following favorable considerations resulting from the Delta merger proposal and transaction:

•	The transaction increases the Delta stockholder base.

•	The merger announcement eliminates the potential overhang on the market of the possible sale of up to 6.7 million share of Delta stock by Castle if Castle is liquidated.

•	Delta has indicated that it will probably sell Castle’s Appalachia Basin oil & gas properties that should net Delta a minimum of $14 million; the proceeds from this sale together with Castle’s other assets, primarily cash, should net Delta approximately $40 million, providing needed funds for Delta’s ambitious drilling program.

•	Delta is issuing 1.8 million Delta shares for Castle’s other net assets. These other net assets have an estimated orderly liquidation value of approximately $40 million. Delta will, therefore, be raising new equity at approximately $22.22 per share, which represents a premium of $4.50 per share, or 25%, over Delta’s 10-day average closing price of $17.72 per share. This premium of 25% compares to a discount of approximately 10% from Delta’s 10-day average closing price realized in the September 2005 private placement of 5.4 million shares at $18.50 per share.

Impact of the Delta merger proposal on Castle shares.
      Snyder & Company noted that the Delta merger consideration represents a premium of $3.02 per share, or 17%, over the 10-day average closing price of Castle stock for the period ended November 3, 2005, based upon the Delta 10-day average closing price of $17.72 per share for the same period. Moreover, with the exception of the Castle directors and officers and Castle family subject to the merger’s voting trust agreement, the Castle stockholders will have the option of selling their Castle shares immediately following the announcement of the proposed Delta merger agreement.

Miscellaneous
      Snyder & Company’s opinion and financial analyses were not the only factors considered by the Castle board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Castle board of directors or management. For a description of the other factors considered by the Castle board of directors, see “— Castle’s Reasons for the Merger; Recommendation of Castle Board of Directors” beginning on page 34 of this proxy statement prospectus. Snyder & Company has consented to the inclusion of and references to its opinion in this document.
      Under the terms of the engagement letter, Castle has agreed to pay Snyder & Company a fee of $112,500 for the preparation of the Snyder & Company fairness opinion, with 50% paid with the signing of the engagement letter and the balance upon the issuing of the fairness opinion. In addition, Castle has agreed to reimburse Snyder & Company for its reasonable travel and out-of-pocket expenses, including attorneys’ fees, and to indemnify Snyder & Company against certain liabilities relating to or arising out of Snyder & Company’s engagement.
      Snyder & Company is a regional investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, evaluation of strategic alternatives, corporate benefit plans and buy/sell agreements, and for gift and estate tax purposes. Snyder & Company has performed a number of valuations of companies in the oil & gas industry, including a valuation for tax purposes of the 9.6 million Delta shares received by Castle in the sale of the Castle oil & gas properties to Delta in 2002. In connection with this 2002 engagement, Castle paid Snyder & Company a fee of $17,500. Delta also used the 2002 valuation report and paid Snyder & Company a fee of $10,000 for such usage. The Castle board of directors engaged Snyder & Company to render an opinion as the fairness of the Delta merger proposal to Castle because of its expertise and its reputation in investment banking and mergers and acquisitions, its oil & gas industry experience, and familiarity with Delta based on its earlier valuation work.
Board of Directors and Management of Delta Following the Merger
      Board of Directors of Delta Following the Merger. The board of directors of Delta is not under any obligation to, and does not intend to, appoint any of Castle’s directors to the Delta board of directors following the merger.
      Executive Officers of Delta Following the Merger. The board of directors of Delta is not under any obligation to, and does not intend to, appoint any of Castle’s executive officers as executive officers of Delta.
      Information about the current Delta directors and executive officers can be found in Delta’s Annual Report on Form 10-K (as amended) for the year ended June 30, 2005. New directors will be elected at Delta’s annual meeting currently scheduled for January 31, 2006. Information about the current Castle directors and executive officers can be found in Castle’s Annual Report on Form 10-K for the year ended September 30, 2005. Delta’s Annual Report on Form 10-K (as amended) for the year ended June 30, 2005 and Castle’s Annual Report on Form 10-K for the year ended September 30, 2005 are incorporated by reference into this proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 75.
      For information concerning the compensation paid to the Chief Executive Officer and the other four most highly compensated executives of Delta for the 2004 fiscal year and a description of the compensation received by Delta directors, see Delta’s proxy statement used in connection with its 2005 annual meeting of shareholders. See “WHERE YOU CAN FIND MORE INFORMATION” on page 75.
Operations Following the Merger
      Following completion of the merger, the business of Castle will be continued as a wholly owned subsidiary of Delta. Although the reincorporation is currently anticipated, if Delta does not reincorporate in

Delaware, holders of Delta and their rights as shareholders will be governed by the Delta articles of incorporation, the Delta bylaws and the laws of the State of Colorado. See the section entitled “COMPARISON OF SHAREHOLDERS’ RIGHTS” beginning on page 67 of this proxy statement/ prospectus for a discussion of some of the differences in the rights of shareholders of Delta, if it remains a Colorado corporation or if its reincorporation to Delaware is approved, and the stockholders of Castle.
Distribution of the Merger Consideration
      At or prior to the completion of the merger, Delta will deposit with Corporate Stock Transfer, acting as exchange agent, certificates representing shares of Delta common stock (or shares of Delta common stock in uncertificated book-entry form) to be issued in the merger.
      Within five business days after the completion of the merger, Delta will cause the exchange agent to send a letter of transmittal and instructions to each Castle stockholder for use in exchanging certificates representing shares of Castle common stock for shares of Delta common stock (which will be in book-entry form unless a physical certificate is requested), cash in lieu of fractional shares, if applicable, and any dividends or other distributions with respect to Delta common stock with a record date after the completion of the merger and before such shares of Castle common stock are delivered to the exchange agent. The exchange agent will deliver the applicable Delta common stock to each Castle stockholder once it receives the properly completed transmittal materials together with such stockholder’s certificated or uncertificated shares of Castle common stock.
      Certificated shares of Castle common stock may be delivered to the exchange agent for the merger consideration up to six months after the completion of the merger. At the end of that period, any shares of Delta common stock held by the exchange agent will be returned to Delta. Any Castle stockholder who has not by that time exchanged the shares of Castle common stock will be entitled to look to Delta and the surviving entity for Delta common stock, any cash to be received instead of fractional shares of Delta common stock and any dividends or other distributions with a record date after the completion of the merger and before such stockholders’ surrender of their Castle common stock. Delta, Castle, DPCA and the exchange agent will not be liable to any person in the event that any merger consideration is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
      If your certificate representing shares of Castle common stock has been lost, stolen or destroyed, you may receive the merger consideration upon the making of an affidavit of that fact. Delta may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Delta with respect to the lost, stolen or destroyed Castle stock certificate.
      After the completion of the merger, there will be no further transfers on the stock transfer books of Castle and any certificated share of Castle common stock presented to the exchange agent or Delta for any reason will be converted into the right to receive the merger consideration.
Public Trading Markets
      Delta common stock is currently listed on the NASDAQ under the symbol “DPTR.” Castle common stock is currently listed on the NASDAQ under the symbol “CECX.” Upon the completion of the merger, Castle common stock will be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Delta will use its reasonable best efforts to cause the shares of Delta common stock issuable pursuant to the merger agreement to be listed on the NASDAQ.
      The shares of Delta common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of Castle, as discussed in “THE MERGER — Resales of Delta Stock by Affiliates” on page 49.
      As reported on the NASDAQ, the closing sale price per share of Delta common stock on November 7, 2005, the last business day prior to the date of the merger agreement, was $18.07, and the closing sale price per share of Castle common stock on November 7, 2005 was $17.90. Based on the closing sale price per share of Delta common stock, the implied value of one share of Castle common stock was $21.03 on that date. The closing sale price per share of Delta common stock on                     , 2006, the last practicable trading day before the date of this proxy statement/ prospectus, was $          and the closing sale price per share of Castle common stock on                     , 2006 was $          . Based on the closing sale price per share of Delta common stock, the implied value of one share of Castle common stock was $          as of that date. The implied value of one share of Castle common stock as of these dates was calculated by multiplying Delta’s closing sale price per share by 1.164. Because the stock price of both Delta and Castle will fluctuate, you should obtain current quotations of these prices.
Delta Dividends
      Delta does not currently pay (and does not expect to pay in the foreseeable future) dividends on shares of its common stock. In addition, Delta has an outstanding credit facility that prohibits the payment of dividends until the loan is retired. Delta shareholders, including Castle stockholders who receive shares of Delta common stock in the merger and hold such stock as of the relevant record date, will be entitled to receive dividends only when and if declared by Delta’s board of directors out of funds legally available for dividends.
Resales of Delta Stock by Affiliates
      Affiliates of Castle, as defined under Rule 145 under the Securities Act, generally may not sell their shares of Delta common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.
      Under the merger agreement, Castle has agreed to, not less than 30 days prior to the effective time of the merger, provide Delta with a list of the persons who, to Castle’s knowledge, may be deemed to be affiliates of Castle as of the date of the merger agreement. Castle will also use its reasonable best efforts to deliver to Delta a letter agreement (in the form of Appendix D hereto) executed by each of these persons not less than 15 days prior to the effective time of the merger by which that person will agree, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Delta common stock distributed to him or her pursuant to the merger except in compliance with Rules 144 and Rule 145 under the Securities Act, in a transaction that, in the opinion of counsel reasonably satisfactory to Delta, is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Delta may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates of Castle under the Securities Act.
      This proxy statement/ prospectus does not cover any resales of Delta common stock received in the merger by any person who may be deemed an affiliate of Castle.
Regulatory and Other Approvals Required for the Merger
      Under the merger agreement, each of Delta, DPCA and Castle has agreed, subject to certain exceptions, to promptly prepare and file all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents, to use all reasonable efforts to obtain all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger and the other transactions contemplated by the merger agreement, and to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated therein.
      Notwithstanding the foregoing, none of Delta, DPCA and Castle are required to contest any legislative, administrative or judicial action or seek to have vacated, lifted, reverse or overturned, any decree, judgment, injunction or other order that restricts, prevents or prohibits the consummation of the transactions contemplated by the merger agreement or pay any material amounts to obtain any consent, approval or authorization.
Castle’s Directors and Officers Have Financial Interests in the Merger
      Certain members of Castle’s management and board of directors may be deemed to have financial interests in the merger that are in addition to, or different from, their financial interests as stockholders of Castle. The Castle board of directors was aware of these financial interests and considered them, among other matters, in approving the merger agreement. Pursuant to the terms of a severance agreement, Mr. William Liedtke, Castle’s Vice President and General Counsel, will, upon termination entitling him to severance benefits, receive a lump sum severance payment of approximately $73,000 (one month’s base salary for each full year of employment) if his employment is terminated following the change in control. In addition, pursuant to the terms of the merger agreement, the Castle board of directors is permitted to pay up to an aggregate of $2,075,000 in severance, termination bonus or similar payments to officers, directors and employees (including any amounts payable under the salary continuation arrangement made for the benefit of the Company’s former Chairman, Joseph L. Castle, who died on August 15, 2005, the severance payments due Mr. Liedtke and the severance payments due certain other Castle employees who are neither officers or directors). The Castle board of directors has not yet made any determination of the amounts, if any, that it will allocate to its officers.
Indemnification and Insurance
      The merger agreement provides that, for six years following the Effective Time, Delta will cause DPCA to indemnify and hold harmless, directors and officers of Castle, to the same extent such persons were indemnified by Castle as of the date of the merger agreement, pursuant to Castle’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence as of the date of the merger agreement with any directors or officers of Castle (but in any event to the fullest extent permitted by law) for acts or omissions occurring at or prior to the Effective Time. Castle is negotiating, and prior to the Effective Time, Castle will purchase, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Castle which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy Castle expects will contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy.
THE MERGER AGREEMENT
      This section of the document describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this proxy statement/ prospectus. We urge you to read the entire merger agreement carefully.
      The merger agreement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Delta, DPCA and Castle. The representations and warranties reflect negotiations between the parties to the merger agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the merger agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the merger agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

Terms of the Merger
      Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, upon completion of the merger, Castle will merge with and into DPCA and DPCA will be the surviving entity. Concurrently, the separate corporate existence of Castle will terminate.
      The merger agreement provides that each share of Castle common stock issued and outstanding immediately prior to the Effective Time (as defined below), other than (i) Castle treasury shares and (ii) shares of Castle common stock owned by Delta or DPCA, will be converted into the right to receive the number (referred to as the “exchange ratio”) of validly issued, fully paid and non-assessable shares of Delta common stock resulting by dividing 8,500,000 by the number of outstanding shares of Castle common stock at the effective time of the merger, such resulting number being referred to as the “merger consideration.” Upon the conversion, all shares of Castle common stock will no longer be outstanding and will be automatically canceled and cease to exist. Delta is seeking approval from its shareholders to reincorporate in Delaware. In the event the reincorporation occurs prior to consummation of the merger, the merger consideration will consist of common stock, par value $0.01 per share, of Delta Petroleum Corporation, a Delaware corporation (sometimes referred to herein as “Delta Delaware”). Should the reincorporation not occur, the merger consideration will consist of common stock, par value $0.01 per share, of Delta Petroleum Corporation, a Colorado corporation (sometimes referred to herein as “Delta Colorado” to distinguish such entity from Delta Delaware).
Manner and Basis of Converting Shares; Procedure; No Fractional Shares; Effect on Certificates
      Promptly, but in any event within five business days after the Effective Time, transmittal letters and exchange instructions will be mailed to each holder of record of Castle common stock to be used to surrender and exchange such certificates. After receiving the transmittal letters and instructions, each holder of certificates of Castle common stock will be able to surrender such certificates in exchange for the merger consideration along with such duly executed and completed letter of transmittal to Corporate Stock Transfer, acting as exchange agent, or another bank or trust appointed by Delta as exchange agent. Each holder of Castle common stock will be entitled to receive as merger consideration (i) the number of shares of Delta common stock as calculated above and (ii) any cash which may be payable in lieu of a fractional share of Delta common stock and any dividends or other distributions with respect to Delta common stock with a record date after the completion of the merger and before such certificates are delivered to the exchange agent. Castle stockholders should not surrender their certificates until they receive their transmittal letters and instructions.
      After the merger is completed, each certificate formerly representing Castle common stock, until so surrendered and exchanged, will represent only the right to receive the cash and the number of whole shares of Delta common stock that the holder is entitled to receive in the merger, any cash payment in lieu of a fractional share of Delta common stock and any dividends or other distributions with respect to Delta common stock with a record date after the completion of the merger and before such certificates are delivered to the exchange agent. The holder of such an unexchanged certificate will not be entitled to receive any dividends or other distributions payable by Delta until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of Delta common stock, will be paid without interest.
      Delta will not issue any fractional shares of Delta common stock in the merger. Instead, a Castle stockholder who otherwise would have received a fraction of a share of Delta common stock will receive in lieu thereof, an amount in cash (without interest) equal to such stockholder’s proportionate interest, if any, in the proceeds from the sale by the exchange agent in one or more transactions of shares of Delta common stock equal to the excess of (x) the aggregate number of shares of Delta common stock to be delivered to the exchange agent by Delta for distribution over (y) the aggregate number of whole shares of Delta common stock to be distributed (such excess, the “excess shares.”) The sale of the excess shares by the exchange agent will be executed on the NASDAQ. The proceed amounts, until they are distributed to stockholders as soon as practicable after the determination of the amount of cash, if any, to be paid to holders in lieu of any fractional shares of Delta common stock, will be held in trust for the holders of shares of Castle common stock.
Closing and Effective Time of the Merger
      Closing. The closing of the merger will take place on the second business day following the date on which all closing conditions set forth in the merger agreement have been either satisfied or waived (other than any conditions which by their terms cannot be satisfied until the Closing Date) or such other time as agreed to in writing by Delta and Castle. We currently expect to complete the merger in the first quarter of 2006.
      Effective Time. The merger will be effective upon the due filing by DPCA of a certificate of merger with the Secretary of State of the State of Delaware and as required by the General Corporation Law of the State of Delaware (“DGCL”), or at such subsequent time as Delta and Castle agree and specify in the certificate of merger (the date and time the merger becomes effective being the “Effective Time”). Such filing of the certificate of merger will be made simultaneously with the closing of the transactions contemplated by the merger agreement, or as soon as practicable thereafter.
Reincorporation Merger
      On the terms and subject to the conditions in the merger agreement, including the requisite approval of Delta Colorado’s shareholders, and in accordance with the DGCL and the Colorado Business Corporation Act (“CBCA”), immediately prior to the Effective Time, Delta Colorado will be merged with and into Delta Delaware, and Delta Delaware will be the surviving corporation. The reincorporation merger will be effective at such time as articles of merger are duly filed with the Secretary of State of the State of Colorado and a reincorporation certificate of merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Delta Colorado and Delta Delaware agree and specify in the articles of merger and the reincorporation certificate of merger.
Representations, Warranties, Covenants and Agreements
      The merger agreement contains various customary representations and warranties of Delta, DPCA and Castle. The representations and warranties made by Castle cover the following topics as they relate to Castle:

•	proper organization and good standing;

•	its capital structure;

•	the corporate authorization and enforceability of the merger agreement;

•	the filing and accuracy of its reports to the Securities and Exchange Commission and the preparation and accuracy of financial statements;

•	information supplied in this registration statement and proxy statement/ prospectus;

•	board approval and recommendation;

•	the applicable shareholder vote required to complete the merger;

•	brokers and finders;

•	litigation, and settlements thereof;

•	compliance with laws and agreements;

•	absence of any Company Material Adverse Effect (as defined below), and certain other changes or events;

•	taxes;

•	oil and gas reserves;

•	environmental matters;

•	intellectual property matters;

•	certain agreements and relationships;

•	employee benefit plan matters;

•	employment matters;

•	stockholder rights plan;

•	financial and commodity hedging

•	title to properties;

•	accounting controls;

•	take-or-pay deliveries;

•	gas imbalances; and

•	investment company status.
      The representations made by Delta and DPCA cover the following topics as they relate to Delta and DPCA:

•	proper organization and good standing of each party;

•	their capital structure;

•	the corporate authorization and enforceability of the merger agreement;

•	the filing and accuracy of Delta’s reports to the Securities and Exchange Commission and the preparation and accuracy of financial statements;

•	litigation;

•	information supplied in this registration statement and proxy statement/ prospectus;

•	brokers and finders;

•	interested stockholder;

•	oil and gas reserves; and

•	certain contracts and arrangements.
      As defined in the merger agreement and used herein and therein, a “Company Material Adverse Effect” means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of Castle and each corporation, partnership, joint venture or other legal entity of which Castle owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity considered as a single enterprise, (ii) the ability of Castle to convey, for value, its interest in the Appalachian gas properties acquired in March 2004 (described in Castle’s Annual Report on Form 10-K for the year ended September 30, 2004), its interests relating to the loan by Castle or any of its subsidiaries to GAMXX Energy, Inc. (including, without limitation, its interests in the Agreement to Purchase and Sell dated September 1, 2005 (as amended) relating to the sale of certain refinery and pipeline assets) or its equity investment in and note receivable due from Networked Energy LLC or (iii) the ability of Castle to consummate the transactions contemplated by the merger agreement. Notwithstanding anything to the contrary in the merger agreement, any change, effect, fact, event or condition (x) which adversely affects the oil and gas exploration and production industry generally or

(y) which arises our of general economic conditions is not considered in determining whether a “Company Material Adverse Effect” has occurred.
      As defined in the merger agreement and used herein and therein, a “Parent Material Adverse Effect” means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of Delta and each corporation, partnership, joint venture or other legal entity of which Delta owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity considered as a single enterprise or (ii) the ability of Delta to consummate the transactions contemplated by the merger agreement. Notwithstanding anything to the contrary in the merger agreement, any change, effect, fact, event or condition which adversely affects the oil and gas exploration and production industry generally or which arises out of general economic conditions is not be considered in determining whether a “Parent Material Adverse Effect” has occurred.
No Solicitation of Takeover Proposals
      The merger agreement provides that, until its termination, Castle will not, and will not permit any of its subsidiaries or any of its or its subsidiaries’ officers, directors or employees, or any investment bankers, attorneys or other advisors or representatives to, directly or indirectly, (i) solicit, initiate, or encourage any inquiries relating to, or the submission of, any Takeover Proposal (as defined below), (ii) approve or recommend any Takeover Proposal, accept any Takeover Proposal or enter into any letter of intent, agreement in principle or agreement with respect to any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing) or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.
      Despite this general prohibition on activities with respect to a Takeover Proposal, Castle or its board of directors may take and disclose to Castle’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, provided that the board may not recommend that the stockholders tender their Castle common stock in connection with any such tender or exchange offer unless the board determines in good faith:

•	after consultation with its financial advisors and outside, that failing to take such action would reasonably be expected to constitute a breach of the fiduciary duties of the board; and

•	that the Takeover Proposal is a “Superior Proposal” (as defined below).
      In addition, prior to the special meeting of Castle stockholders relating to approval of the merger, if Castle received an unsolicited bona fide written Takeover Proposal from a third party that the board determined in good faith (after receiving the advice of a financial adviser of nationally or regionally recognized reputation) is reasonably likely to be a Superior Proposal, Castle and its representatives would be permitted to conduct such discussion or provide such information as the board determines. Moreover, the board would have to determine in its good faith judgment, after consultation with outside counsel, that is required to take such actions in order to comply with its fiduciary duties. Castle has agreed that, prior to providing any information or data to, or entering into any negotiations or discussions with, any such third-party or making any such recommendation in connection with a proposal or offer for a Takeover Proposal, it will receive from such third-party an executed confidentiality agreement containing terms and provisions not materially less favorable to Castle as those contained in the confidentiality agreement between Castle and Delta.
      Castle has agreed to promptly notify Delta in the event it receives any Takeover Proposal, including the identity of the party submitting such proposal, and to provide Delta, no later than 24 hours after receipt, with the material terms, conditions and other aspects of any inquiries, proposals or offers with respect to, or which could reasonably be expected to lead to, a Takeover Proposal, and of any modifications or revisions to the terms of the Takeover Proposal.
      Castle agreed that it would immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third-parties existing or conducted prior to the merger agreement with respect to any Takeover Proposal. Castle agreed to use its reasonable best efforts to cause any such parties (and its agents and advisors) in possession of confidential information regarding Castle or any of its subsidiaries that was furnished by or on behalf of Castle to return or destroy all such information. Castle will also use its reasonable best efforts to ensure that its officers, directors and key employees and its investment bankers, attorneys and other representatives are aware of Castle’s foregoing obligations relating to Takeover Proposals.
      “Takeover Proposal” means any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of Castle generally) for a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution or similar transaction involving Castle or any of its subsidiaries or to acquire in any manner (including by tender or exchange offer), directly or indirectly, a 50% or more equity interest in, any voting securities of, or assets (including equity interests in other entities) of Castle and its subsidiaries having an aggregate value equal to 50% or more of Castle’s consolidated net asset value, other than the transactions contemplated by this Agreement.
      “Superior Proposal” means any unsolicited bona fide written Takeover Proposal which:

(1) contemplates

(A) a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving Castle as a result of which Castle’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction; or

(B) a sale, lease, exchange, transfer or other disposition (including, without limitation, a contribution to a joint venture) of at least 50% of the value of the net assets of Castle and its subsidiaries, taken as a whole; and

(2) is otherwise on terms which Castle’s board of directors determines after consultation with its financial advisor and outside legal counsel,

(A) would result in a transaction that, if consummated, is more favorable to Castle’s stockholders from a financial point of view than the merger or, if applicable, any proposal by Delta to amend the terms of the merger agreement taking into account all the terms and conditions of such proposal and the merger agreement; and

(B) is reasonably capable of being completed without undue delay.
Conduct of the Business of Castle Following the Merger
      Following the merger, Castle will be a wholly owned subsidiary of Delta (which will be a Colorado corporation if the reincorporation of Delta is not completed, and a Delaware corporation if the reincorporation is completed). Pursuant to the merger agreement, the certificate of formation of DPCA as in effect immediately prior to the Effective Time will be the certificate of formation of the surviving entity and thereafter may be amended in accordance with its terms and applicable law.
Expenses and Fees
      In general, each party will be responsible for all expenses incurred by it in connection with the transactions contemplated by the merger agreement. However, if Delta terminates the merger agreement due to an incurable breach (other than an intentional breach) by Castle (provided that neither Delta nor DPCA is in breach) or due to any action or commencement of any inquiry by any governmental agency or third party relating to Castle’s status as an investment company, then Castle shall reimburse Delta for all reasonable out-of-pocket fees and expenses incurred by Delta (including the fees and expenses of its counsel and financial advisor) in connection with the merger agreement up to a maximum of $1,000,000. On the other hand, if Castle terminates the merger agreement due to an incurable breach (other than an intentional breach) by Delta (provided that Castle is not in breach), Castle will be entitled to reimbursement for the same types of expenses incurred by it, up to $1,000,000. No such reimbursement will be provided in the event a Termination Fee (as described on page 62 hereto) is paid.
Conditions to the Completion of the Merger
      Conditions to Each Party’s Obligations to Complete the Merger. The respective obligations of Delta, DPCA and Castle to effect the merger are subject to the satisfaction or waiver, at or prior to the completion of the merger, of the following conditions:

•	No Injunctions or Restraints. There will be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority in effect that would make the merger illegal or otherwise prevent the consummation of the merger provided, however, that prior to invoking this condition, each party will have complied fully with its obligations to use its reasonable best efforts (as described below under — Reasonable Best Efforts on page 61 hereto) and, in addition, will use commercially reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by the merger agreement.

•	Stock Exchange Listing. The shares of Delta common stock to be issued in the merger have been approved for listing on the NASDAQ, subject to official notice of issuance.

•	Effective Registration Statement. This registration statement filed by Delta to register the shares of Delta common stock to be issued in the merger has been declared effective by the Securities and Exchange Commission and is not subject to any stop order suspending its effectiveness, and no proceeding for that purpose has been initiated or threatened by the Securities and Exchange Commission.

•	Castle Stockholder Approval. The merger agreement has been adopted by Castle’s stockholders.
      Additional Conditions to the Obligations of Delta and DPCA. The obligations of Delta and DPCA to effect the merger are further subject to the satisfaction or waiver by Delta, at or prior to the completion of the merger, of the following conditions:

•	Representations and Warranties; No Breach.

(1) Castle’s representations and warranties in the merger agreement will be true and correct except for circumstances which would have not had and which would not reasonably be expected to have a Company Material Adverse Effect, in each case as if such representations and warranties were made as of the date of the merger agreement and as of the Closing Date (other than to the extent they are made as of a specified date, in which case they will be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect will be true and correct in all respects); and

(2) Castle will not have breached in any respect any covenant or agreement set forth in the merger agreement which breach is not remedied within 20 days (or by April 1, 2006, if sooner) of written notice (other than breaches which would not have a Company Material Adverse Effect).

•	No Pending Suit. There will be no pending suit, action investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of: (i) making illegal or otherwise restraining or prohibiting the consummation of the merger or materially delaying the merger; or

(ii) prohibiting or materially limiting the ownership or operation by Castle or any of its subsidiaries or Delta, DPCA or any of Delta’s affiliates of all or any material portion of the business or assets of Castle and its subsidiaries, taken as a whole, or Delta and any of its subsidiaries, taken as a whole, or compelling Delta, DPCA or any of Delta’s subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Castle and any of its subsidiaries, taken as a whole, or Delta and its subsidiaries, taken as a whole, as a result of the transactions contemplated herein.

•	Legal Opinion. Delta has received a legal opinion dated the Effective Time from Duane Morris LLP, counsel to Castle, or William Liedtke, general counsel to Castle, in a form previously reviewed and reasonably satisfactory to Delta.

•	No Material Adverse Change. There has not occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect on Castle (other than those previously disclosed to Delta).

•	Non-Foreign Status. Castle has provided an executed certificate of non-foreign status under Section 1445 of the Code.

•	Tax Opinion. Delta has received a written legal opinion from Davis Graham & Stubbs LLP, dated as of the Effective Time, to the effect that the merger and the reincorporation will each constitute a reorganization within the meaning of Section 368(a) of the Code.

      Additional Conditions to the Obligations of Castle. The obligations of Castle to effect the merger are further subject to the satisfaction or waiver by Castle, at or prior to the completion of the merger, of the following additional conditions:

•	Representations and Warranties; No Breach.

(1) Each of the representations and warranties by Delta, DPCA and Delta’s other subsidiaries in the merger agreement will be true and correct except for circumstances which would have not had and which would not reasonably be expected to have a Parent Material Adverse Effect, in each case as if such representations and warranties were made as of the date of the merger agreement and as of the Closing Date (other than to the extent they are made as of a specified date, in which case they will be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Parent Material Adverse Effect will be true and correct in all respects); and

(2) Delta and DPCA have not breached in any respect any covenant or agreement set forth in the merger agreement which breach is not remedied within 10 days (or by April 1, 2006, if sooner) of written notice (other than breaches which would not have a Parent Material Adverse Effect).

•	No Pending Suit. There is no pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of making illegal or otherwise restraining or prohibiting the consummation of the merger or materially delaying the merger.

•	Legal Opinion. Castle has received a legal opinion dated the Effective Time from Davis Graham & Stubbs LLP or Krys Boyle, P.C., as counsel to Delta and DPCA, in a form previously reviewed and reasonably satisfactory to Castle.

•	Tax Opinion. Castle has received a written legal opinion from Duane Morris LLP, dated as of the Effective Time, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Conduct of Business of Castle Pending the Merger
      Pursuant to the merger agreement, Castle has agreed that, prior to the Effective Time, except as otherwise agreed to by Delta in writing (which agreement will not be unreasonably withheld) or except in connection with the transactions contemplated by the merger agreement, it will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary and usual course of business and in a manner consistent with past practice and will use all reasonable efforts to maintain beneficial business relationship and good will with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with Castle and keep available the services of its current key officers and employees.
      Additionally, without the prior written consent of Delta, Castle has agreed that, prior to the Effective Time, neither Castle nor any of its subsidiaries will, subject to previously agreed exceptions:

•	acquire, sell, encumber, lease, transfer or dispose of any assets, rights or securities that are material to Castle and its subsidiaries or terminate, cancel, materially modify or enter into any material commitment, transaction, line of business or other agreement, in each case other than in the ordinary course of business consistent with past practice or acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof, except that Castle may (i) obtain a six-year run-off (tail) policy with respect to its current directors and officers liability insurance policy and (ii) terminate certain of its office leases;

•	amend or propose to amend its certificate of incorporation or bylaws or, in the case of Castle’s subsidiaries, their respective constituent documents;

•	split, combine or reclassify any outstanding shares of, or interests in, its capital stock;

•	declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than to declare and pay its regularly scheduled quarterly dividend of $0.05 per share);

•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or any options, warrants or rights to acquire Castle capital stock;

•	issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge or disposition or encumbrance by Castle or any of its subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date of the merger agreement;

•	modify the terms of any existing indebtedness for borrowed money or incur any indebtedness for borrowed money or issue any debt securities;

•	assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances;

•	authorize, recommend or propose any change in its capitalization;

•	take any action with respect to the grant of or increase in any severance or termination pay involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by the following bullet point relating to employee benefit plans);

•	adopt or establish any new employee benefit plan or amend in any material respect any employee benefit plan or, other than in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any employee (except as required by any existing employee benefit plans or employment agreements or applicable Law) or pay any material benefit not required by any existing employee benefit plan involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by the bullet point above relating to severance and termination pay) other than arranging for continued health insurance for its employees;

•	other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect (other than as required by existing employee benefit plans or employment agreements or by applicable law) any employment, consulting, severance or indemnification agreement entered into or made by Castle or any of its subsidiaries with any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by Castle or any of its subsidiaries (other than as required by existing employee benefit plans or employment agreements or by applicable law);

•	settle or compromise any liability for taxes, other than in the ordinary course of business;

•	make or commit to make capital expenditures in excess of $50,000, except for emergency action in the face of risk to life, property or the environment;

•	make any material changes in tax accounting methods except as required by generally accepted accounting principles or applicable law;

•	other than in the ordinary course of business, pay or discharge any claims, liens or liabilities involving more than $25,000 individually or $100,000 in the aggregate, which are not reserved for on the balance sheet included in the Castle’s financial statements;

•	write off any accounts or notes receivable in excess of $25,000 except in the ordinary course of business;

•	knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the merger not being satisfied, or would make any representation or warranty of Castle in the merger agreement inaccurate in any material respect at, or as of any time prior to, the effective time of the merger, or that would materially impair the ability of Castle, Delta, DPCA or Castle’s stockholders to consummate the merger in accordance with the terms of the merger agreement or materially delay such consummation; or

•	take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

•	enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

Conduct of Business of Delta Pending the Merger
      Pursuant to the merger agreement, Delta has agreed that, prior to the completion of the merger, except as agreed to by Castle in writing (which agreement will not be unreasonably withheld), it will not, and will cause each of its subsidiaries to not:

•	adopt or propose to adopt any amendments to its constituent documents, other than relating to the reincorporation merger, and other than amendments which would not have a material adverse effect on the consummation of the transactions contemplated by merger agreement;

•	take any action that would or is reasonably likely to prevent or impede the merger and the reincorporation merger from each qualifying as a reorganization described in Section 368(a) of the Code;

•	with respect to Delta only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such;

•	adopt a plan of complete or partial liquidation or dissolution of Delta;

•	knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the merger not being satisfied, or would make any representation or warranty of Delta or DPCA contained in the merger agreement inaccurate in a manner that would be reasonably likely to have a Parent Material Adverse Effect on Delta at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Castle, Delta, DPCA or the Delta shareholders to consummate the merger in accordance with the terms hereof or materially delay such consummation; or

•	take or agree in writing or otherwise to take any of the actions relating to the foregoing.

Certain Additional Covenants
      Board Recommendations. Castle has agreed that its board of directors, subject to its fiduciary duty, (i) will include its recommendation in the proxy statement that the Castle stockholders vote in favor of approval and adoption of the merger agreement and the transactions contemplated thereby, and (ii) will use its reasonable best efforts to solicit and obtain such adoption. Although approval by the Delta shareholders of the reincorporation merger and merger are not conditions to the consummation of the merger, Delta has agreed that its board of directors (i) will include in its proxy statement the unanimous recommendation of the board of directors that Delta’s shareholders vote in favor of the approval and adoption of the reincorporation merger and the transactions contemplated thereby and (ii) will use its reasonable best efforts to obtain the necessary approval and adoption of the reincorporation merger and the transactions contemplated therein by its shareholders.
      Employee Benefits Matters. Castle and its subsidiaries will: (i) prior to the Closing Date, terminate all employees of Castle and its subsidiaries; (ii) terminate all employee benefit plans prior to the Closing Date; (iii) pay all wages and other employee expenses that are accrued and payable as of Closing Date; (iv) pay any other payments as previously agreed to by Castle and Delta; and (v) pay the projected cost of benefits available under COBRA (the Consolidated Omnibus Budget Reconciliation Act), or the state equivalent, for certain qualified beneficiaries.
      In addition, prior to the Closing Date, Castle will amend, if necessary, its 401(k) plan to comply with current law, if applicable, and, if applicable, make a submission to the Internal Revenue Service under the Employee Plans Compliance Resolution System, Voluntary Correction Program, for failure to amend the 401(k) in a timely manner. Castle has agreed to promptly provide Delta with a copy of any submission to the Internal Revenue Service.
      Delta will assume liability under any employee benefit plan of Castle for certain claims with respect to M&A Qualified Beneficiaries, as defined under Section 54.4980B-9 of the Treasury Regulations, or with respect to any applicable state group health plan continuation coverage statutes. In the event that Section 4980B of the Code or an applicable state group health plan continuation coverage statute does not apply, Delta agrees to provide continuation coverage that would otherwise comply with the terms of Code to any former employee of Castle and its subsidiaries who meets the M&A Qualified Beneficiary definition under the Delta’s employee benefit plans.
      Consents and Approvals. Castle, Delta and DPCA have agreed to, with certain exceptions, cooperate with each other and (a) promptly prepare and file all necessary documentation, (b) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (c) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorization of all governmental bodies and (d) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all other parties, necessary or advisable to consummate the transactions contemplated by the merger agreement or required by the terms of any instrument to which Castle, Delta, DPCA or any of their respective subsidiaries is a party or by which any of them is bound.

      Notification of Certain Matters. Each of Castle, Delta and DPCA have agreed to give each other prompt notice of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur of any event which would be likely to cause any representations or warranties in the merger agreement to be untrue or inaccurate in any material respect and (ii) any material failure on its part to comply with the merger agreement.
Indemnification and Insurance
      The merger agreement provides that, for six years following the Effective Time, Delta will cause DPCA (or any of its successors or assigns) to maintain provisions in its governing documents related to indemnification of directors and officers that are substantially similar to those set forth in Castle’s certificate of incorporation and bylaws in existence as of the date of the merger agreement. Prior to the Effective Time, Castle will purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Castle which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy is expected to contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy.
Reasonable Best Efforts
      Each of Castle, Delta and DPCA has agreed to use its reasonable efforts to take, or cause to be taken, all actions reasonably necessary to complete the merger and the transactions contemplated by the merger agreement, including, among other things, obtaining all governmental and third party consents and approvals with respect to the merger agreement and the merger and the other transactions contemplated by the merger agreement. In the event any litigation is commenced by any person involving Castle, Delta or DPCA and relating to the transactions contemplated by the merger agreement, Castle, Delta or DPCA has the right, at its own expense, to participate therein.
Termination
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Castle:

•	by the mutual written consent of Delta, DPCA and Castle;

•	by either Delta or Castle, if the stockholders of Castle fail to adopt the merger agreement;

•	by Delta, DPCA or Castle, if the merger has not been consummated on or before April 1, 2006; provided, however, that this right to terminate the merger agreement will not be available to any party if such party’s action or failure to act has been the cause of, or resulted in, the failure of the merger to be consummated on or before such date;

•	by Delta, DPCA or Castle, if any court or other governmental body of competent jurisdiction has issued a nonappealable order or taken any nonappealable action restraining, enjoining or otherwise prohibiting the merger;

•	by Delta, if the Castle board of directors withdraws, modified or amends its approval or recommendation in favor of the merger or recommends or approves to Castle’s stockholders a Takeover Proposal or resolves to do any of the foregoing, or otherwise breaches its obligations relating to the solicitation of Takeover Proposals;

•	by Delta if Castle has exempted, for purposes of Section 203 of the DGCL, any acquisition of shares of Castle’s common stock by any person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than Delta, DPCA or their affiliates;

•	by Delta, if any governmental agency or third party has taken any action or commenced any inquiry relating to Castle’s representation in the merger agreement as to its status as an investment company, and such matter has not been resolved prior to April 1, 2005 to Delta’s satisfaction in its sole, unfettered discretion;

•	by Delta, if prior to the closing of the merger, there has been a breach of any representation, warranty, covenant or agreement on the part of Castle such that the conditions to Delta’s obligations are not capable of being satisfied on or before April 1, 2006; provided that Delta can not terminate on this basis if Delta or DPCA is in material breach of the merger agreement; or

•	by Castle, if prior to the closing of the merger, there has been a breach of any representation, warranty, covenant or agreement on the part of Delta or DPCA such that the conditions to Castle’s obligations are not capable of being satisfied on or before April 1, 2006; provided that Castle can not terminate on this basis if Castle is in material breach of the merger agreement.
Effect of Termination
      In the event of termination of the merger agreement, the obligations of Delta, DPCA and Castle will terminate and the merger agreement will be null and void, except for the provisions related to the payment of a Termination Fee or the reimbursement of expenses (each as described below), which payments will survive such termination and be the sole remedy.
Termination Fees
      The merger agreement provides that if Delta or DPCA terminates the merger agreement because (a) Castle’s board of directors has withdrawn, modified or amended in a manner adverse to Delta its approval or recommendation in favor of the merger, (b) Castle has breached its obligations regarding the solicitation of Takeover Proposals; or (c) Castle has exempted, for purposes of Section 203 of the DGCL, any acquisition of shares of Castle’s common stock by any person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than Delta, DPCA or their affiliates, then Castle shall pay, or cause to be paid, to Delta, as promptly as is reasonably practicable (but in no event later than two business days) following the date of termination a termination fee (the “Termination Fee”) of $5,000,000.
      In addition, if (a)(i) the merger agreement is terminated by Castle due to failure to consummate the merger by April 1, 2006 or by either Delta or Castle due to failure to obtain stockholder approval from Castle’s stockholders, (ii) prior to such termination a Takeover Proposal has been publicly announced, disclosed or communicated and (iii) on the date of such termination Delta is not in material breach of the merger agreement, and (b) within 12 months after such termination Castle consummates or enters into an agreement with the proponent of such Takeover Proposal or an affiliate of such proponent, then Castle shall pay the Termination Fee concurrently with the earlier of entering into any such agreement or consummating such transaction.
      If Castle terminates the merger agreement due to an incurable breach by Delta following the intentional breach by Delta of its obligation to consummate the merger following fulfillment of the conditions to its obligations, and Castle is not in material breach at such time, then Delta will pay the Termination Fee to Castle as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination. Likewise, if Delta terminates the merger agreement due to an incurable breach by Castle of its obligation to consummate the merger following fulfillment of the conditions to its obligations, and Delta is not in material breach at such time, then Castle will pay the Termination Fee to Castle as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination.
Reimbursement of Expenses
      The parties to the merger agreement have each agreed that all costs and expenses incurred by it in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the merger is consummated. However, if the merger agreement is terminated by Delta due to an incurable breach (that is not an intentional breach) by Castle or due to an action or commencement of any inquiry by any governmental agency or third party relating to Castle’s representations as to its status as an investment company, then Castle is obligated to reimburse Delta for all reasonable out-of-pocket expenses incurred by Delta (including attorney and financial advisor fees) in connection with the merger agreement and the transactions contemplated thereby, up to a maximum of $1,000,000. Alternatively, if the merger agreement is terminated by Castle due to an incurable breach by Delta (that is not an intentional breach), then Delta is obligated to reimburse Castle for all reasonable out-of-pocket expenses incurred by Castle (including attorney and financial advisor fees) in connection with the merger agreement and the transactions contemplated thereby, up to a maximum of $1,000,000. In the event a Termination Fee is paid by any party to the merger agreement, the provisions providing for reimbursement of expenses will not be applicable.
Amendments; Waiver; Assignment
      Delta, DPCA and Castle may amend the merger agreement by action taken or authorized by their respective boards of directors at any time before or after adoption of the merger agreement by the stockholders of Castle, but, after any such adoption, no amendment may be made if applicable law would require approval of such stockholders without such further approval. The merger agreement may not be amended except in writing signed on behalf of each of the parties thereto.
      Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in the merger agreement may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof. All such waivers must be in writing and signed by each party granting the waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition will not operate as a waiver of or estoppel with respect to, any subsequent or other waiver.
      Neither the merger agreement nor any of the rights, interests or obligations under the merger agreement are assignable by any of the parties thereto without the prior written consent of the other parties. The merger agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
THE VOTING AGREEMENT
      Concurrently with the execution of the merger agreement, and in order to induce Delta to enter into the merger agreement, certain officers, all the directors, and the estate and family of Castle’s founder and former chief executive officer, Joseph L. Castle II, agreed to enter into a voting agreement and irrevocable proxy (the “voting agreement”) with Delta, which voting agreement was amended as of November 28, 2005.
      Voting of Shares. Pursuant to the voting agreement, and subject to the terms and conditions contained therein, the Castle stockholders who are party to the voting agreement have agreed to appear at each meeting of Castle’s stockholders, or any adjournment thereof, and vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of Castle’s common stock beneficially held by each such stockholder in favor of the adoption of the merger agreement and the other transactions contemplated by the merger agreement. The total shares subject to the voting agreement represent approximately 29.1% of Castle’s outstanding common stock.
      Proxy. Pursuant to the voting agreement, each Castle stockholder party thereto revoked any previously executed proxies and appointed Roger A. Parker and Kevin K. Nanke, each of them individually, with full power of substitution as his, her or its true and lawful proxy and attorney-in-fact to vote at any stockholders meeting all of such stockholders’ shares in favor of the merger agreement and the transactions contemplated thereby. The Castle stockholders party thereto acknowledged that the proxy granted by the voting agreement is irrevocable to the full extent permitted by applicable law.

      Transfer Restrictions. The Castle stockholders who are party to the voting agreement have agreed that following the execution of the voting agreement and until its termination, each such stockholder will not, and will not agree to, without the consent of Delta: (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed, or otherwise dispose of any of its Castle common stock; (b) grant any proxy or interest in or with respect to any such shares; (c) deposit such shares into a voting trust; or (d) enter into another voting agreement or arrangement with respect to such shares except as contemplated by the voting agreement, unless the stockholder causes the transferee of such shares to deliver to Delta an amendment to the voting agreement whereby such transferee or other holder becomes bound by the terms of the voting agreement. Notwithstanding the foregoing, such transfer restrictions do not apply to: (a) up to an aggregate of 150,000 shares held by Sally W. Castle or the estate of Joseph L. Castle II; and (b) up to 33,333 shares for each of Kathryn Van Blarcom, Sallie B. Harder and Joseph L. Castle III, provided that such amount may be reapportioned as determined among such stockholders.
      Termination. The voting agreement and irrevocable proxy will terminate upon the earliest to occur of (a) the termination of the merger agreement, as it may be amended or extended from time to time, or (b) the consummation of the merger.
ACCOUNTING TREATMENT
      The merger of Castle with and into DPCA, a direct wholly owned subsidiary of Delta, in which DPCA will be the surviving entity, will be accounted for in accordance with accounting principles generally accepted in the United States using the purchase method of accounting at fair value. Delta will establish a new accounting basis by issuing 8,500,000 shares of its common stock for the assets and liabilities of Castle and adjusting for certain merger costs. Castle’s significant assets include cash, oil and gas properties and 6,700,000 shares of Delta common stock which will be cancelled. Delta will record as goodwill the excess, if any, of the consideration over the fair values of Castle’s assets (including identifiable intangible assets) and liabilities. A final determination of required purchase accounting adjustments, including the allocation of consideration to the assets acquired and liabilities assumed, based on their respective fair values, has not yet been completed. For financial reporting purposes, the results of operations of Castle will be included in Delta’s consolidated statement of operations following the completion of the merger. Delta’s financial statements for prior periods will not be restated as a result of the merger or related transactions.
MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES OF THE MERGER
      The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Castle common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect and available on the date of this proxy statement/ prospectus, any of which may change, possibly retroactively. Such a change could affect the continuing validity of this discussion.
      For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Castle common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Castle common stock, the tax treatment of a partner generally will depend on the status of such partner and the activities of the partnership. If you are a partner in a partnership holding Castle common stock, you should consult your tax advisors.
      This discussion assumes that you, as a U.S. holder, hold your shares of Castle common stock as capital assets within the meaning of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a holder of Castle common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Castle common stock who received his or her Castle common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a holder that is not a U.S. holder, certain expatriates or a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Castle benefit plan; or

•	a holder of Castle common stock who holds Castle common stock as part of a hedge against currency risk, a straddle or a constructive sale or a conversion transaction.
In General
      Completion of the merger is conditioned on, among other things, the receipt by each of Delta and Castle of tax opinions from Davis Graham & Stubbs LLP and Duane Morris LLP, respectively, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Delta and Castle to be delivered at the time of closing and on customary factual assumptions, and will assume that the merger will be completed according to the terms of the merger agreement.
      Delta and Castle have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.
      Based on the above assumptions and qualifications and the representations provided by Delta and Castle and on certain customary factual assumptions, all of which must continue to be true, accurate and complete in all material respects as of the completion of the merger, it is the opinion of Davis Graham & Stubbs LLP, counsel to Delta, and Duane Morris LLP, counsel to Castle, that the material U.S. federal income tax consequences of the merger will be as follows:

•	the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and each of Castle and Delta will be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	subject to the paragraph captioned “Cash in Lieu of Fractional Shares” below, you will not recognize gain or loss upon exchanging Castle common stock for shares of Delta common stock in the merger;

•	your aggregate tax basis in the shares of Delta common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Castle common stock you surrendered in the merger; and

•	your holding period for the shares of Delta common stock that you receive in the merger (including any fractional share interest that you are deemed to receive and exchange for cash) will include your holding period for the shares of Castle common stock that you surrender in the exchange.
      If you acquired different blocks of Castle common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of Castle common stock, and the shares of Delta common stock you receive will be allocated pro rata to each such block of stock. In addition, your basis and holding period in your shares of Delta common stock may be determined with reference to each block of Castle common stock.
      Cash in Lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Delta common stock equal to the difference between the amount of cash received instead of a fractional share and the portion of your basis in Delta common stock allocated to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) your Castle common stock for more than one year at the time of the merger.

Tax Consequences If the Merger Does Not Qualify as a Reorganization Under Section 368(a) of the Code.
      If the Internal Revenue Service determines that the merger of Castle with and into DPCA does not qualify as a reorganization within the meaning of Section 368(a) of the Code and that determination is upheld, you would be required to recognize gain or loss with respect to each share of Castle common stock surrendered in the merger in an amount equal to the difference between (a) the sum of the fair market value of any Delta common stock and cash received in the merger and (b) the tax basis of the shares of Castle common stock surrendered in exchange therefor. Such gain or loss will be long-term capital gain or loss if you held the Castle common stock for more than one year, and will be short-term capital gain or loss if you held the Castle common stock for less than one year. The amount and character of gain or loss will be computed separately for each block of Castle common stock that you purchased in the same transaction. Your aggregate tax basis in the Delta common stock received in the merger would in this case be equal to its fair market value at the time of the closing of the merger, and the holding period for the Delta common stock would begin the day after the closing of the merger.
      Backup Withholding. Holders of Castle common stock may be subject to information reporting and backup withholding on any cash payments received. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are a U.S. person (including a U.S. resident alien) not subject to backup withholding on the substitute Form W-9 you will receive;

•	are a corporation and, when required, demonstrate that fact and otherwise comply with applicable requirements of the backup withholding rules; or

•	otherwise establish that you are exempt from backup withholding.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service. The backup withholding tax rate is currently 28%.

      Reporting Requirements. If you receive shares of Delta common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to attach to your United States federal income tax return for the year in which the merger takes place a statement setting forth all relevant facts relating to the merger. At a minimum, the statement must include (i) the stockholder’s tax basis in the Castle common stock surrendered and (ii) the fair market value, as of the time of the effective date of the merger, of the Delta common stock received in the exchange therefor.
      This discussion does not address tax consequences that may vary with, or are contingent upon, the individual circumstances of holders of Castle common stock. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to holders of Castle common stock will depend upon the facts of their particular situation. Accordingly, we strongly urge holders of Castle common stock to consult with their tax advisors to determine the particular federal, state, local or foreign income or other tax consequences to them as a result of the merger.
COMPARISON OF SHAREHOLDERS’ RIGHTS
General
      Delta is incorporated under the laws of the State of Colorado and Castle is incorporated under the laws of the State of Delaware. The Board of Directors of Delta has approved the reincorporation of Delta from Colorado to Delaware, and Delta’s shareholders will be voting on reincorporation proposal at the annual meeting of the Delta shareholders which will be held on or about January 31, 2006. Accordingly, the rights of Delta shareholders currently are governed by the laws of the State of Colorado, however, if the reincorporation is approved by Delta’s shareholders, the rights of Delta shareholders will be governed by the laws of the State of Delaware. The rights of Castle stockholders are governed by the laws of the State of Delaware.
      As a result of the merger, Castle stockholders will become shareholders of Delta. Thus, following the merger, if the reincorporation has been approved by the Delta shareholders, the rights of Castle stockholders who become Delta shareholders in the merger will continue to be governed by the laws of the State of Delaware and will also then be governed by the Delta certificate of incorporation and the Delta bylaws. If the reincorporation is rejected by the Delta shareholders, following the merger, the rights of Castle stockholders who become Delta shareholders in the merger will be governed by the laws of the State of Colorado and will also then be governed by the Delta articles of incorporation and the Delta bylaws.
Comparison of Shareholders’ Rights With or Without the Reincorporation
      Set forth on the following pages is a summary comparison of material differences between the rights of a Delta shareholder under the Delta articles of incorporation and Delta bylaws, as currently in effect, and Colorado law (left column), which will be in effect following the merger if the Delta shareholders reject the reincorporation proposal, the rights of a Delta shareholder under the Delta certificate of incorporation and Delta bylaws, as currently in effect, and Delaware law (center column), which will be in effect following the merger if the Delta shareholders approve the reincorporation proposal, and the rights of a Castle stockholder under the Castle certificate of incorporation, the Castle bylaws and Delaware law (right column). The summary set forth below is not intended to provide a comprehensive summary of Colorado or Delaware law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Delta articles of incorporation and the Delta bylaws or Delta certificate of incorporation and the Delta bylaws, both as currently in effect and as either will be in effect at the completion of the merger, and the Castle certificate of incorporation and the Castle bylaws.

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

Classification of Directors	The articles of incorporation of Delta Petroleum — Colorado (the “Colorado Articles of Incorporation”) do not provide for a classified board of directors. Accordingly, under the CBCA, all directors of DP-Colorado are elected annually.	The certificate of incorporation of Delta Petroleum — Delaware (the “Delaware Certificate of Incorporation”) does not provide for a classified board of directors. Accordingly, under the DGCL, all directors of the DP-Delaware are elected annually.	As permitted under the DGCL, the Castle Certificate of Incorporation provides for a classified board of directors. the existence of which may make a hostile takeover of a corporation more difficult to complete.
Removal of Directors	Because the Colorado Articles of Incorporation do not contain any limitation on the removal of directors, shareholders may, under the CBCA, remove directors of DP- Colorado with or without cause.	Under the DGCL, directors may generally be removed by shareholders with or without cause. However, the Delaware Certificate of Incorporation provides that Directors may only be removed by the shareholders for cause.	Under the DGCL, directors may generally be removed by shareholders with or without cause. However, the Delaware Bylaws provide that Directors may only be removed by the shareholders for cause.
Vacancies on the Board of Directors	Under the CBCA, because the Colorado Articles of Incorporation do not provide otherwise, any vacancies on the Board of Directors may be filled either by the remaining directors or the shareholders.	Under the DGCL and the Delaware Certificate of Incorporation, vacancies on the board of directors of DP- Delaware will be filled by the remaining directors.	Under the DGCL and Castle’s Bylaws, vacancies on the board of directors of Castle will be filled by the remaining directors.
Number of Directors	Under the CBCA, the number of directors must be specified in a corporation’s bylaws. The bylaws of Delta Petroleum – Colorado (the “Colorado Bylaws”) state that the Board of Directors is to have between three and five members. The CBCA, like the DGCL, provides that shareholders may amend a corporation’s bylaws without the approval of the board of directors. Accordingly, under the CBCA, shareholders of Delta have the ability to determine the size of the Board of Directors.	The DGCL permits a certificate of incorporation to specify the number of directors. Under the Delaware Certificate of Incorporation, the board of directors of DP- Delaware is to have between three and eleven members. Under the DGCL, the Delaware Certificate of Incorporation cannot be amended unless the amendment is approved by the board of directors of DP-Delaware; shareholders will not have the ability to increase the size of the board of directors of Delta-Delaware to more	The DGCL permits a certificate of incorporation to specify the number of directors. Under the Castle Certificate of Incorporation, the board of directors of Castle is to have between three and fifteen members, divided into three classes; provided, however, that the Castle By-laws further restrict the number of directors to between three and nine members.. Under the DGCL, the Delaware Certificate of Incorporation cannot be amended unless the amendment is approved by the board of directors

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

		than eleven without the approval of the board.	of Castle; shareholders will not have the ability to increase the size of the board of directors of Castle to more than fifteen without the approval of the board.
Shareholders’ Power to Call Special Meetings & Action By Written Consent	In accordance with the CBCA, the Colorado Bylaws provide that a special meeting of shareholders must be called by the President at the request of holders of not less than 10% of the outstanding shares of DP-Colorado.	Under the DGCL, special shareholder meetings may be called by shareholders to the extent authorized by the certificate of incorporation or bylaws. The Delaware Certificate of Incorporation provides that, except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or any officer of DP-Delaware upon the written request of a majority of the board of directors.	Under the DGCL, special shareholder meetings may be called by shareholders to the extent authorized by the certificate of incorporation or bylaws. The Castle Bylaws provides that special meetings of the stockholders may be called only by the Castle board of directors.
	Pursuant to the CBCA, action by written consent of the shareholders in lieu of a meeting requires unanimous written consent.	Pursuant to the Delaware Certificate of Incorporation, DP- Delaware does not permit action by written consent of the shareholders in lieu of a meeting.	Pursuant to the Castle Certificate of Incorporation, Castle permits action by written consent of the shareholders in lieu of a meeting.
Quorum for Shareholder Action	The Colorado Articles of Incorporation provide that thirty-three and one-third percent (33 1/3%) of the shares entitled to vote shall constitute a quorum at meetings of shareholders. The Colorado Articles of Incorporation further provide that at all meetings of shareholders, the	The Delaware Bylaws provide that not less than a majority of shares entitled to vote shall represent a quorum.	The Castle Bylaws provide that, subject to certain exceptions, holders of outstanding shares representing a majority of the voting power shall constitute a quorum for the transaction of business.

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders.
Notice of Shareholder Nominations for Directors and Business to be Brought Before Meetings	The Colorado Articles of Incorporation and Colorado Bylaws do not contain any provisions regarding advance notice of shareholder nominations of directors or notice of business to be brought before meetings of shareholders.	The bylaws of Delta Petroleum — Delaware (the “Delaware Bylaws”) provide that no business may be brought before any meeting of shareholders, including the nomination or election of persons to the board of directors, by a shareholder unless the shareholder satisfies certain advance notice requirements. Advance notice of any such business must generally be provided not less than ninety days nor more than one hundred twenty days prior to the date of the meeting, unless public disclosure of the date of the meeting is first made less than one hundred days prior to the date of the meeting, in which case notice by the shareholder must be provided not later than the tenth day following the date on which such public disclosure of the date of the meeting was made. A notice must include specified information concerning the business proposed to be conducted, the shareholder making the proposal and, if applicable, the persons nominated to be elected as directors. Any late or deficient nominations or proposals may be rejected by DP- Delaware.	The Castle Bylaws provide that no business may be brought before any meeting of shareholders, including the nomination or election of persons to the board of directors, by a shareholder unless the shareholder satisfies certain advance notice requirements. Advance notice of any such business must generally be provided not less than sixty days nor more than ninety prior to the date of the meeting, unless public disclosure of the date of the meeting is first made less than seventy days prior to the date of the meeting, in which case notice by the shareholder must be provided not later than the tenth day following the date on which such public disclosure of the date of the meeting was made. A notice must include specified information concerning the business proposed to be conducted, the shareholder making the proposal and, if applicable, the persons nominated to be elected as directors. Any late or deficient nominations or proposals may be rejected by Castle.

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

Indemnification	Under the Colorado Articles of Incorporation and the CBCA, DP-Colorado may, but is generally not required to, indemnify former and current directors, officers, employees, fiduciaries and agents of DP-Colorado against expenses incurred in any action brought against those persons as a result of their role with DP-Colorado if certain conditions are satisfied. Similarly, DP-Colorado may, in some circumstances, advance to a person potentially eligible for indemnification the expenses incurred in defending such an action. The Colorado Articles of Incorporation generally require a person seeking indemnification to have acted in a manner he or she reasonably believed to have been in the best interests of DP-Colorado.	The Delaware Certificate of Incorporation provides for mandatory, rather than permissive, indemnification of former or current officers and directors of DP-Delaware with respect to expenses incurred in any action brought against those persons as a result of their role with DP- Delaware if certain conditions are satisfied. Subject to certain conditions, the Delaware Certificate of Incorporation also provides for mandatory advancement of expenses incurred by those persons in defending such an action. Under the DGCL, a person seeking indemnification is generally required to have acted in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.	The Castle Certificate of Incorporation provides for mandatory, rather than permissive, indemnification of former or current officers and directors of Castle to the extent permitted by the DGCL. The Castle Bylaws also provide mandatory indemnification of former or current officers and directors of Castle to the full extent permitted by the DGCL with respect to all expenses, liabilities and losses incurred in any action brought against those persons as a result of their role with Castle if certain conditions are satisfied and to receive an advancement of such expenses. Under the DGCL, a person seeking indemnification is generally required to have acted in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.
Personal Liability of Directors	The Colorado Articles of Incorporation do not have a provision relating to the personal liability of directors.	As permitted by the DGCL, the Delaware Certificate of Incorporation provides that Delta directors shall not be personally liable to Delta or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.	As permitted by the DGCL, the Castle Certificate of Incorporation provides that directors of Castle shall not be personally liable to Castle or its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances.
Amendment to the Articles (Certificate) of Incorporation	Pursuant to the CBCA, amendments to the Colorado Articles of	Under the DGCL, a proposed amendment to a corporation’s	Under the DGCL, a proposed amendment to a corporation’s

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

	Incorporation must be submitted to a shareholder vote if proposed either by the Board of Directors or by the holders of shares representing at least 10% of all of the votes entitled to be cast on the amendment. The Board of Directors need not recommend the amendment to the shareholders if the amendment is proposed by the shareholders or if the Board of Directors determines that because of a conflict of interest or other special circumstances it should make no recommendation with respect to the amendment. Among other consequences, this aspect of the CBCA may limit the effectiveness of any anti-takeover provisions contained in a corporation’s articles of incorporation. The Colorado Articles of Incorporation do not impose any supermajority voting requirements upon proposed amendments to the articles.	certificate of incorporation may not be submitted to a vote of shareholders without the approval of the board of directors. To the extent the Delaware Certificate of Incorporation includes provisions that would make a hostile takeover of DP-Delaware more difficult, this aspect of the DGCL would prevent those provisions from being amended or removed without the consent of the board of directors of DP- Delaware, and may therefore have anti- takeover effects. In addition, the Delaware Certificate of Incorporation provides that certain provisions of the certificate (including those relating to the structure of the board of directors of DP- Delaware, the removal of directors from the board and the indemnification of directors and officers) may be amended only with the approval of two-thirds of the shares of stock of DP-Delaware entitled to vote in an election of directors.	certificate of incorporation may not be submitted to a vote of shareholders without the approval of the board of directors. To the extent the Castle Certificate of Incorporation includes provisions that would make a hostile takeover of Castle more difficult, this aspect of the DGCL would prevent those provisions from being amended or removed without the consent of the board of directors of Castle, and may therefore have anti- takeover effects.
Amendment to the Bylaws	Pursuant to the CBCA, amendments to a corporation’s bylaws can be made by the board of directors unless the articles of incorporation or the bylaws reserve all or a portion of the power to amend the bylaws to the shareholders. The Colorado Articles of Incorporation and Colorado Bylaws do not include such provisions.	Under the DGCL, the power to amend the bylaws is conferred upon the shareholders, provided however that the certificate of incorporation may confer the power to the directors. The fact that such power has been conferred to the directors does not limit the power of the shareholders to amend	Under the DGCL, the power to amend the bylaws is conferred upon the shareholders, provided however that the certificate of incorporation may confer the power to the directors. The fact that such power has been conferred to the directors does not limit the power of the shareholders to amend

	Delta Petroleum —	Delta Petroleum —
	Colorado (“DP-	Delaware (“DP-
	Colorado”)	Delaware”)	Castle

	Bylaws may also be amended by the shareholders even though they may also be amended by the board of directors.	the bylaws. The Delaware Certificate of Incorporation contains a provision conferring authority to amend the bylaws to the board of directors. The Delaware Bylaws include a provision that the bylaws may be amended at any annual meeting of the stockholders or at any special meeting of the stockholders called for that purpose by the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote.	the bylaws. The Castle Certificate of Incorporation contains a provision conferring authority to amend the bylaws to the board of directors. The Castle Bylaws include a provision that the bylaws may be amended at any meeting of the stockholders or at any special meeting of the stockholders called for that purpose by the affirmative vote of the holders of not less than 70% of the outstanding shares entitled to vote.
Business Combination Statute	The CBCA does not contain any business combination provisions.	Section 203 of the DGCL provides for a three-year moratorium on certain business combination transactions with “interested stockholders” (generally, persons who beneficially own 15% or more of the corporation’s outstanding voting stock). DP-Delaware has not opted out of Section 203 of the DGCL in the Delaware Certificate of Incorporation.	Section 203 of the DGCL provides for a three-year moratorium on certain business combination transactions with “interested stockholders” (generally, persons who beneficially own 15% or more of the corporation’s outstanding voting stock). Castle has not opted out of Section 203 of the DGCL in its Certificate of Incorporation.
Franchise Tax	There is no franchise tax in Colorado.	The DGCL requires corporations to pay franchise tax annually (the current maximum is $165,000 a year).	The DGCL requires corporations to pay franchise tax annually (the current maximum is $165,000 a year).
Authorized Shares	Under the Colorado Articles of Incorporation, DP- Colorado is authorized to issue a total of 300,000,000 shares of common stock, $.01 par value per share, and 3,000,000 shares of preferred stock, $.10 par value per share.	Under the Delaware Certificate of Incorporation, DP- Delaware is authorized to issue a total of 300,000,000 shares of common stock, $.01 par value per share, and 3,000,000 shares of preferred stock, $.01 par value per share.	Under its Certificate of Incorporation, Castle is authorized to issue a total of 25,000,000 shares of common stock, $.50 par value per share, and 10,000,000 non-voting shares of preferred stock, $1.00 par value per share.

EXPERTS
Independent Registered Public Accountants
      The consolidated financial statements of Delta Petroleum Corporation as of June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report covering the June 30, 2005 Consolidated Financial Statements of Delta Petroleum Corporation refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of July 1, 2002.
      The consolidated financial statements of Castle Energy Corporation as of September 30, 2004, and for each of the years in the two-year period ended September 30, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Castle Energy Corporation and Subsidiaries as of September 30, 2005 and for the year then ended, appearing in Castle’s Annual Report on Form 10-K for the year ended September 30, 2005 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Reserve Engineers
      Certain information incorporated herein regarding estimated quantities of oil and natural gas reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Ralph E. Davis Associates, Inc. (on behalf of Delta and Castle) and Mannon Associates (on behalf of Delta), independent reserve engineers. The reserve information is incorporated herein in reliance upon the authority of said firms as experts with respect to such reports.
LEGAL MATTERS
      The validity of the shares of Delta common stock to be issued in the merger will be passed upon by Krys Boyle, P.C. Davis Graham & Stubbs LLP and Duane Morris LLP will deliver their opinions to Delta and Castle, respectively, as to certain federal income tax consequences of the merger. See “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 64 of this proxy statement/ prospectus.
OTHER MATTERS
      As of the date of this proxy statement/ prospectus, Castle’s board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this proxy statement/ prospectus. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against adoption of the merger agreement will be voted in favor of any adjournment or postponement.

Stockholder Proposals
      Castle will hold its 2006 Annual Meeting of Stockholders only if the merger has not already been completed. The deadline for the submission of proposals by stockholders, including recommendations of director candidates for consideration by the Nominating Committee, which are intended to be presented at the 2006 Annual Meeting of Stockholders, for consideration for inclusion in the Proxy Statement, has already past.
WHERE YOU CAN FIND MORE INFORMATION
      Delta has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register with the SEC the shares of Delta common stock to be issued to Castle stockholders in the merger. This proxy statement/ prospectus is part of the registration statement of Delta on Form S-4 and is a prospectus of Delta and a proxy statement of Castle for the Castle special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Delta and Delta’s capital stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement/ prospectus.
      In addition, Delta and Castle file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the following locations of the Securities and Exchange Commission:
Public Reference Room
100 F Street, NE
Washington, D.C. 20549
      You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Delta and Castle, who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.
      The Securities and Exchange Commission allows Delta and Castle to “incorporate by reference” information into this proxy statement/ prospectus. This means that Delta and Castle can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this proxy statement/ prospectus, except for any information that is superseded by information that is included directly in this proxy statement/ prospectus or incorporated by reference subsequent to the date of this proxy statement/ prospectus as described below.
      This proxy statement/ prospectus incorporates by reference the documents listed below that Delta and Castle previously filed with the Securities and Exchange Commission. They contain important information about the companies and their financial condition.

Delta SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended June 30, 2005, as amended
Quarterly Report on Form 10-Q	Quarter ended September 30, 2005
Current Reports on Form 8-K	Filed on November 9 and 15, 2005; September 13, 14, 26 and 30, 2005; August 10, 2005; July 6 and 26, 2005 (excluding information furnished pursuant to Item 2.02 or Item 7.01 and any exhibits thereto)
Registration Statement on Form 10 (containing description of Delta common stock)	Filed on September 9, 1987

Castle SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended September 30, 2005
Current Reports on Form 8-K	Filed on November 3, 2005 and November 10, 2005 (excluding information furnished pursuant to Item 7.01 and any exhibits thereto)
      In addition, Delta and Castle also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission between the date of this proxy statement/ prospectus and the date of the Castle special meeting pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Nothing in this proxy statement/ prospectus shall be deemed to incorporate information furnished but not filed with the Securities and Exchange Commission pursuant to Item 2.02 or Item 7.01 of Form 8-K or any exhibit thereto.
      Delta has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Delta and Castle has supplied all such information relating to Castle.
      Documents incorporated by reference are available from Delta and Castle without charge, excluding any exhibits or schedules to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/ prospectus. You can obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Delta Petroleum Corporation	Castle Energy Corporation
Attention: Corporate Secretary	Attention: Corporate Secretary
370 17th Street, Suite 4300	357 South Gulph Road, Suite 260
Denver, Colorado 80202	King of Prussia, Pennsylvania 19406
Phone: (303) 293-9133	(610) 992-9900
      Castle stockholders requesting documents must request them at least five business days before the special meeting in order to receive them before the special meeting. You will not be charged for any of the documents that you request.
      Neither Delta nor Castle has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/ prospectus or in any of the materials that have been incorporated into this proxy statement/ prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/ prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/ prospectus does not extend to you. The information contained in this proxy statement/ prospectus speaks only as of the date of this proxy statement/ prospectus unless the information specifically indicates that another date applies.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
dated as of November 8, 2005
among
DELTA PETROLEUM CORPORATION, a Colorado corporation,
DELTA PETROLEUM CORPORATION, a Delaware corporation,
DPCA LLC, a Delaware limited liability company
and
CASTLE ENERGY CORPORATION, a Delaware corporation

Schedule of Definitions

Term	Section

‘33 Act	2.3(c)
‘34 Act	2.3(c)
Acquiring Person	2.15
Agreement	Preamble
Articles of Merger	1.9(a)
Book Entry Shares	1.7(a)
CBCA	1.9(a)
CERCLA	2.12(h)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Common Shares Trust	1.7(e)(ii)
Company	Preamble
Company Board	1.6(a)
Company Cases	2.6
Company Common Stock	1.5
Company Disclosure Letter	2
Company Financial Statements	2.4(b)
Company Material Adverse Effect	2.1(a)
Company Reserve Report	2.16
Company SEC Reports	2.4(a)
Company Stock Option	1.6(a)
Company Stock Plan	1.6(a)
Company Subsidiaries	2.1(a)
Confidentiality Agreements	5.8(c)
DGCL	1.1(a)
Distribution Date	2.15
Effective Time	1.3
Employee Benefit Plan	2.9(a)
Environmental Laws	2.12(h)
ERISA	2.9(a)
Excess Shares	1.7(e)(i)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
Exchange Ratio	1.5(b)
GAAP	2.4(b)
Hazardous Substances	2.12(i)
Intellectual Property	2.23
Intended Tax Treatment	5.14
Law	2.13
Lehman	3.7
Liens	2.1(b)

Term	Section

LLC Act	1.1(a)
Merger	1.1(a)
Merger Consideration	1.5(b)
NASDAQ	1.7(e)(i)
Order	2.3(b)
Other Filings	5.2(b)
Outside Date	7.1(b)
Parent	Preamble
Parent Cases	3.5
Parent Colorado	Preamble
Parent Colorado Board	1.9(d)
Parent Colorado Common Stock	1.9(c)
Parent Colorado Shareholders’ Meeting	5.1(b)
Parent Colorado Stock Option	1.9(d)
Parent Colorado Stock Plans	1.9(d)
Parent Common Stock	1.9(c)
Parent Delaware	Preamble
Parent Delaware Common Stock	1.9(c)
Parent Financial Statements	3.4(b)
Parent Material Adverse Effect	3.1(a)
Parent Reserve Reports	3.10
Parent SEC Reports	3.4(a)
Parent Subsidiaries	3.1(a)
person	2.1(b)
Proxy Statement/ Prospectus	2.7
RCRA	2.12(h)
Reincorporation Certificate of Merger	1.9(a)
Reincorporation Effective Time	1.9(a)
Reincorporation Merger	1.9(a)
Rights	2.15
Rights Agreement	2.15
S-4	5.2(a)
SARs	2.2(b)
SEC	1.6(b)
Settlement Agreement	2.26
Shareholders’ Meeting	5.1(a)
Snyder	2.8
Stock Acquisition Date	2.15
Stock Certificate	1.5(d)
Subsidiary	Preamble
Subsidiary Material Adverse Effect	5.4
Superior Proposal	5.9(c)
Surviving Company	1.1(a)
Takeover Proposal	5.9(c)
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 8, 2005 is among Delta Petroleum Corporation, a Colorado corporation (“Parent Colorado”), Delta Petroleum Corporation, a Delaware corporation (“Parent Delaware”), DPCA LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Colorado (“Subsidiary”), and Castle Energy Corporation, a Delaware corporation (the “Company”). Except as expressly set forth in this Agreement, Parent Colorado and Parent Delaware shall be referred to together as “Parent”, and, assuming the consummation thereof, as the surviving company of the Reincorporation Merger (as defined below) of Parent Colorado and Parent Delaware pursuant to Section 1.9 hereof.
      WHEREAS, the parties desire that (i) Parent Colorado reincorporate from the State of Colorado to the State of Delaware by merging with and into Parent Delaware, and (ii) the Company be merged with and into Subsidiary with Subsidiary as the surviving company, all as set forth in Article 1 of this Agreement;
      WHEREAS, the boards of directors of each of Parent Colorado, Parent Delaware and the Company, and the sole member of Subsidiary, have approved this Agreement and deem it advisable and in the best interests of their respective stockholders or members, as applicable, to consummate the transactions contemplated hereby on the terms and conditions set forth herein;
      WHEREAS, in consideration of Parent entering into this Agreement and incurring certain related fees and expenses, certain stockholders of the Company are executing a voting agreement (the “Voting Agreement”) relating to the Company Common Stock (as defined below) beneficially owned by such stockholders;
      WHEREAS, it is intended that, for United States federal income tax purposes, the Merger and the Reincorporation Merger (as defined below) each shall qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368(c) of the Treasury Regulations.
      NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Subsidiary and the Company, intending to be legally bound, hereby agree as follows:
ARTICLE 1
THE MERGER
      1.1     The Merger.
      (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (“LLC Act”) and General Corporation Law of the State of Delaware (the “DGCL”), following the Reincorporation Effective Time (defined below), the Company shall be merged with and into the Subsidiary at the Effective Time (the “Merger”). At the Effective Time, the separate corporate existence of the Company shall cease and the Subsidiary shall continue as the surviving limited liability company of the Merger (the “Surviving Company”).
      (b) It is intended that the Merger shall constitute a reorganization under the Code.
      1.2     Closing. Unless this Agreement is earlier terminated, the closing (the “Closing”) of the Merger shall take place at the offices of Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Denver, Colorado 80202 at 10:00 a.m. on the second business day following the satisfaction or waiver (to the extent permitted by applicable Law (as defined in Section 2.13)) of the conditions set forth in Article 6, or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

      1.3     Effective Time. Prior to the Closing, Parent shall prepare, and on the Closing Date or as soon as practicable thereafter, the Surviving Company shall file (a) a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL with the Secretary of State of the State of Delaware, and (b) any other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Parent and the Company shall agree and specify in the Certificate of Merger (the date the Merger becomes effective being the “Effective Time”).
      1.4     Effects Of The Merger. The Merger shall have the effects set forth in Section 264 of the DGCL. In addition, the certificate of formation of the Subsidiary, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The operating agreement of Subsidiary, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter changed or amended as provided therein or under the LLC Act. The Surviving Company will be managed by its sole member. The officers of Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
      1.5     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.50 per share, of the Company (“Company Common Stock”) or any holder of any membership units of Subsidiary:

(a) Cancellation Of Treasury Stock, Parent-Owned Stock and Certain Parent Common Stock. Each share of Company Common Stock that is owned by the Company, Parent or Subsidiary shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Parent Common Stock (as defined below) owned by the Company shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

(b) Conversion Of Company Common Stock. Subject to Sections 1.5(a), 1.6 and 1.7(e), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the number (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Parent Common Stock resulting by dividing 8,500,000 by the number of outstanding shares of Company Common Stock at the Effective Time (the “Merger Consideration”).

(c) Capital Stock Of Subsidiary. Each issued and outstanding membership unit of Subsidiary shall be converted into and become one fully paid and nonassessable membership unit of the Surviving Company.

(d) Effect Of Conversion. From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 1.5 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (each a “Stock Certificate”) representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Sections 1.7(d) and 1.7(f) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 1.7(e).

(e) Changes To Stock. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares, rights issued in respect of Parent Common Stock or any stock dividend thereon with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

      1.6     Stock Options.
      (a) The board of directors of the Company (the “Company Board”), or the appropriate committee thereof, shall take such action as is necessary so that at the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Stock Option”) granted under the Company Stock Plan (as defined below), whether or not vested, shall cease to represent a right to acquire shares of Company Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable to such Company Stock Option pursuant to the relevant Company Stock Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time, the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio. The exercise price or base price per share of Parent Common Stock subject to any such Company Stock Option at and after the Effective Time shall be an amount (rounded to the nearest one hundredth of a cent) equal to (A) the exercise price or base price per share of Company Common Stock subject to such Company Stock Option prior to the Effective Time divided by (B) the Exchange Ratio. The parties acknowledge that as of the Effective Time, all Company Stock Options granted under the 1992 Executive Equity Incentive Plan (the “Company Stock Plan”), if unvested, shall remain unvested and shall remain exercisable in accordance with the terms of the applicable plan documents and award agreements for each such Company Stock Option. The parties will make good faith efforts to make equitable adjustments to ensure that the conversions of Company Stock Options contemplated by this Section 1.6(a) comply with Section 409A of the Code.
      (b) Parent shall take all corporate action necessary to assume as of the Effective Time the Company’s obligations under the Company Stock Options and Parent Colorado Stock Options (as defined below) and to otherwise effectuate the provisions of this Section 1.6 and Section 1.9(d), and shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.6 and Section 1.9(d). Effective as of the Closing Date, Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 or other appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to Company Stock Options and Parent Colorado Stock Options and shall use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable and thereafter maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein), as well as comply with any applicable state securities or “blue sky” laws, for so long as such options remain outstanding.
      1.7     Exchange Of Certificates.
      (a) Exchange Agent. U.S. Bank National Association, or such other exchange agent that is reasonably acceptable to Parent and the Company, shall serve as the exchange agent for the Parent Common Stock (the “Exchange Agent”) for the purpose of exchanging Stock Certificates representing shares of Company Common Stock and non-certificated shares represented by book entry (“Book-Entry Shares”) for the Merger Consideration. Parent will make available to the Exchange Agent, at or prior to the Effective Time, the Parent Common Stock to be delivered in respect of the shares of Company Common Stock (such Parent Common Stock being hereinafter referred to as the “Exchange Fund”). Promptly after the Effective Time (but in any event within five business days thereafter), Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time a letter of transmittal for use in such exchange (which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Stock Certificates to the Exchange Agent or by appropriate guarantee of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.
      (b) Exchange Procedure. Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Stock Certificate, together with a properly completed letter of transmittal, will be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.5(b) and (ii) a check in the amount equal to the cash portion of the Merger Consideration, if any, that such holder has the right to receive in lieu of fractional shares pursuant to Section 1.7(e) and dividends and other distributions pursuant to Section 1.7(d) and 1.7(f). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Stock Certificates. Until so surrendered, each such Stock Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration and any dividends and other distributions in accordance with Sections 1.7(d) and 1.7(f), and any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 1.7(e).
      (c) Certificate Holder. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Stock Certificate is registered, it shall be a condition to the registration thereof that the surrendered Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar taxes required as a result of such registration in the name of a person other than the registered holder of such Stock Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      (d) Dividends And Distributions. No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Stock Certificates or Book-Entry Shares until such Stock Certificates or Book-Entry Shares are properly surrendered. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.
      (e) Fractional Shares.
      (i) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.7(e), a cash payment of the fair value of such fractional shares of Parent Common Stock. The fair value of the fractional shares to be paid shall equal such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 1.7(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Stock Certificates pursuant to Section 1.7(b) (such excess being herein called the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Stock Certificates representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the Nasdaq National Market System (“NASDAQ”) in the manner provided in the following paragraph.
      (ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). Parent shall pay all commissions, transfer taxes and other out-of-pocket transactions costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.
      (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with this Section 1.7.
      (f) No Further Ownership Rights In Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article I upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the equity transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Stock Certificates formerly representing shares of Company Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article I.
      (g) Termination Of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article I shall thereafter look only to Parent and/or the Surviving Company for payment of its claim for Merger Consideration.
      (h) No Liability. None of Parent, Subsidiary, the Company or the Exchange Agent shall be liable to any person in respect of any cash or Parent Common Stock from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Stock Certificate has not been surrendered immediately prior to such date on which the Merger Consideration in respect of such Stock Certificate would otherwise irrevocably escheat to or become the property of any governmental entity, any such shares, cash, dividends or distributions in respect of such Stock Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto, except as otherwise provided by Law.
      (i) Investment Of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill

Companies, or a combination thereof; provided that, in any such case, no such instrument shall have a maturity exceeding three months from the date of the investment therein. Any interest and other income resulting from such investments shall be paid to Parent.
      (j) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.
      (k) Lost Certificates. If any Stock Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Stock Certificate to be lost, stolen, defaced or destroyed and, if reasonably required by the Surviving Company, the posting by such person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall pay in respect of such lost, stolen, defaced or destroyed Stock Certificate the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Stock Certificate.
      1.8     Taking of Necessary Action; Further Action. Each of Parent, Subsidiary and the Company shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger as promptly as commercially practicable. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company or Subsidiary, the officers and managers of the Surviving Company are fully authorized in the name of each constituent entity or otherwise to take, and shall take, all such lawful and necessary action. Prior to the Effective Time, Company shall cause its directors to submit their resignations from the Company Board, such resignations to be effective at the Effective Time.
      1.9     Reincorporation Merger.
      (a) On the terms and subject to the conditions set forth in this Section 1.9, and in accordance with the DGCL and the Colorado Business Corporation Act (the “CBCA”), including without limitation following the requisite approval by the Parent Colorado shareholders, immediately prior to the Effective Time, Parent Colorado shall be merged with and into Parent Delaware (“Reincorporation Merger”), and Parent Delaware shall be the surviving corporation, and, will be referred to throughout this Agreement as “Parent.” The Merger shall be effective as of the filing of (a) articles of merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the CBCA with the Secretary of State of the State of Colorado, (b) a certificate of merger (the “Reincorporation Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL with the Secretary of State of the State of Delaware, and (c) any other filings or recordings required under the CBCA or the DGCL. The Reincorporation Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Colorado and the Reincorporation Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Parent Colorado and Parent Delaware shall agree and specify in the Articles of Merger and the Reincorporation Certificate of Merger (the time the Reincorporation Merger becomes effective being the “Reincorporation Effective Time”).
      (b) The Merger shall have the effects set forth in Section 7-90-204 of the CBCA and Section 259 of the DGCL. The certificate of incorporation of Parent Delaware, as in effect immediately prior to the Reincorporation Effective Time, shall be the certificate of incorporation of the Parent until thereafter changed or amended as provided therein or under the DGCL. The bylaws of Parent Delaware, as in effect immediately prior to the Reincorporation Effective Time, shall be the bylaws of the Parent until thereafter changed or amended as provided therein or under the DGCL. The directors of Parent Delaware immediately prior to the Effective Time shall be the directors of the Parent, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Parent Delaware immediately prior to the Effective Time shall be the officers of Parent, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
      (c) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of Parent Colorado (“Parent Colorado Common Stock”): (i) each issued and outstanding share of capital stock of Parent Colorado Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”); (ii) each issued and outstanding share of common stock, par value $0.01 per share of Parent Delaware (“Parent Delaware Common Stock”) owned by Parent Colorado immediately prior to the Reincorporation Effective Time shall automatically be canceled and cease to exist and no consideration shall be delivered in exchange therefor; and (iii) each option, warrant, purchase right or other security of the Parent Colorado issued and outstanding immediately prior to the Reincorporation Effective Time, if any, shall be converted into and shall be an identical security of Parent. The same number of shares of Parent Common Stock shall be reserved for purposes of the exercise of such options, warrants, purchase rights, units or other securities as is equal to the number of shares of Parent Colorado Common Stock so reserved as of the Reincorporation Effective Time.
      (d) The board of directors of Parent Colorado (the “Parent Colorado Board”), or the appropriate committee thereof, shall take such action as is necessary so that, at the Reincorporation Effective Time, each outstanding option to purchase shares of Parent Colorado Common Stock (a “Parent Colorado Stock Option”) granted under the Parent Colorado Stock Plans, whether or not vested, shall cease to represent a right to acquire shares of Parent Colorado Common Stock, and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable to such Parent Colorado Stock Option pursuant to the relevant Parent Colorado Stock Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time, an number of shares of Parent Common Stock equal to the number of shares of Parent Colorado Common Stock subject to such Company Stock Option immediately prior to the Reincorporation Effective Time. The exercise price or base price per share of Parent Common Stock subject to any such Parent Colorado Stock Option at and after the Effective Time shall be an amount equal to the exercise price or base price per share of Parent Colorado Common Stock subject to such Parent Colorado Stock Option prior to the Reincorporation Effective Time. The parties acknowledge that as of the Reincorporation Effective Time, all Parent Colorado Stock Options granted under the 1993 Incentive Plan, 1994 Incentive Plan, 1995 Nonemployee Director Stock Plan, 2001 Incentive Plan, 2002 Incentive Plan, and 2005 New-Hire Equity Incentive Plan (collectively, the “Parent Colorado Stock Plans”), if unvested, shall remain unvested in full and shall remain exercisable in accordance with the terms of the applicable plan documents and award agreements for each such Parent Colorado Stock Option. The parties will make good faith efforts to make equitable adjustments to ensure that the conversions of Parent Colorado Stock Options contemplated by this Section 1.9(d) comply with Section 409A of the Code. Parent shall take the actions set forth in Section 1.6(b)(ii).
      (e) At and after the Reincorporation Effective Time, all of the outstanding certificates which immediately prior thereto represented shares of Parent Colorado Common Stock, options, warrants, purchase rights or other securities of Parent Colorado, if any, shall be deemed for all purposes to evidence ownership of and to represent the shares of the respective Parent Common Stock, options, warrants, purchase rights, or other securities of Parent, if any, as the case may be, into which the shares of Parent Colorado Common Stock, options, warrants, purchase rights or other securities of the Parent represented by such certificates have been converted as herein provided and shall be so registered on the books and records of Parent or its transfer agent. The registered owner of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Parent or its transfer agent, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends and other distributions upon, the shares of Parent Common Stock, options, warrants, purchase rights or other securities of Parent, if any, as the case may be, evidenced by such outstanding certificate, as above provided.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      Except as publicly disclosed by the Company in the Company SEC Reports (as defined in Section 2.4(a)) filed with the SEC prior to the date of this Agreement and except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement and the disclosure letter if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Parent of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by the Company to Parent (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Subsidiary as follows. “To the knowledge of the Company” and similar phrases mean the actual knowledge of the Chief Executive Officer and Chief Financial Officer of the Company, after due inquiry.
      2.1     Organization.
      (a) The Company and each corporation, partnership, joint venture or other legal entity of which the Company owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or limited partnership power and authority and any necessary governmental approvals to own, lease and operate its property and to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. A “Company Material Adverse Effect” means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of the Company and the Company Subsidiaries considered as a single enterprise, (ii) the ability of the Company to convey, for value, its interest in the Appalachian gas properties acquired in March 2004 (described in the Company’s Annual Report on Form 10-K for the year ended September 30, 2004), its interests relating to the loan by the Company or any of its subsidiaries to GAMXX Energy, Inc. (including, without limitation, its interests in the Agreement to Purchase and Sell dated September 1, 2005 (as amended) relating to the sale of certain refinery and pipeline assets) or its equity investment in and note receivable due from Networked Energy LLC or (iii) the ability of the Company to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition (x) which adversely affects the oil and gas exploration and production industry generally or (y) which arises out of general economic conditions shall not be considered in determining whether a Company Material Adverse Effect has occurred. The copies of the restated certificate of incorporation and bylaws of the Company which are filed as exhibits to the Company’s Annual Report on Form 10-K for the year ended September 30, 1994 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, respectively, are complete and correct copies of such documents as in effect on the date of this Agreement.
      (b) Section 2.1(b) of the Company Disclosure Letter lists all of the Company Subsidiaries and their respective jurisdictions of incorporation. All the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (“Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Other than joint ventures, operating agreements and similar arrangements typical in the Company’s industry entered into in the ordinary course of business, neither the Company nor any of the Company Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to the Company and the Company Subsidiaries considered as a single entity, other than the shares of Parent Common Stock owned by the Company or any Company Subsidiary. The term “person” as used in this Agreement will be interpreted broadly to include any corporation, company, group, partnership or other entity or individual.
      2.2     Capital Stock of the Company.
      (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, of which 7,213,290 are issued and outstanding (not including shares held in treasury) and 10,000,000 shares of Preferred Stock, of which none are issued and outstanding. In addition, there are 4,911,044 shares of Company Common Stock held in the treasury of the Company. Such issued shares of Company Common Stock have been duly authorized, validly issued, are fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 2.2(a) of the Company Disclosure Letter, the Company has not, subsequent to June 30, 2005, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company.
      (b) Section 2.2(b) of the Company Disclosure Letter lists all outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any Company Subsidiary any capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company. There are no stock appreciation rights (“SARs”) attached to the options, warrants or rights.
      (c) Except as otherwise described in this Section 2.2 or as described in Section 2.2(b) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates the Company or any of the Company Subsidiaries to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of the Company or any of the Company Subsidiaries, (ii) obligates the Company or any of the Company Subsidiaries to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any such Company Subsidiary or any other entity, (iii) restricts the transfer of any shares of capital stock of the Company or any of the Company Subsidiaries, or (iv) relates to the holding, voting or disposition of any shares of capital stock of the Company or any of the Company Subsidiaries. No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company or any of the Company Subsidiaries may vote are issued or outstanding.
      2.3     Authority Relative to this Agreement.
      (a) The Company has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated herein have been duly authorized by the Company Board. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the approval of the Company’s stockholders as contemplated in Section 5.1. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
      (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated herein nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of the certificate or articles of incorporation or bylaws of the Company or any of the Company Subsidiaries, (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or accelerate the performance or increase the fees required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise “put” securities, or the loss of a material benefit under, or result in the creation of a Lien upon any of the properties or assets of the Company or any Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation (“Order”) applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which would not be reasonably likely to (x) prevent the consummation of the transactions contemplated hereby or (y) have a Company Material Adverse Effect.
      (c) Except for compliance with the provisions of the CBCA, the Securities Exchange Act of 1934 (“‘34 Act”), the Securities Act of 1933 (the ‘“33 Act”), the rules and regulations of NASDAQ and the “blue sky” laws of various states and foreign laws, no action by any governmental authority is necessary for the Company’s execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby except where the failure to obtain or take such action would not be reasonably likely to have a Company Material Adverse Effect.
      2.4     SEC Reports and Financial Statements.
      (a) Since September 30, 2000, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the “Company SEC Reports”) required to be filed by the Company with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, complied or will comply in all material respects with the requirements of the ‘33 Act, the ‘34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 12 or 15 of the ‘34 Act.
      (b) The audited and unaudited financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Reports have been prepared from the books and records of the Company and its consolidated subsidiaries, and the Company Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates thereof or for the periods presented therein in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments in the ordinary course of business).
      (c) Since September 30, 2004, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      2.5     Certain Changes. Since September 30, 2004, the Company and each of the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, and there has not been: (i) any Company Material Adverse Effect or (ii) any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.
      2.6     Litigation. Except as set forth on Section 2.6 of the Company Disclosure Letter, there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the “Company Cases”) or Order pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries which, if decided adversely to the Company, considered individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against the Company or any of the Company Subsidiaries having, or which, considered individually or in the aggregate, is reasonably likely to have, a Company Material Adverse Effect.
      2.7     Disclosure in Proxy Statement. No information supplied by the Company for inclusion in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (as defined in Section 5.1) (the “Proxy Statement/ Prospectus”) shall, at the date the Proxy Statement/ Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders and at the time of the Shareholders’ Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting which has become false or misleading. No information supplied by the Company for inclusion in the S-4 with respect to the issuance of Parent Common Stock in the Merger will, at the time the S-4 becomes effective under the ‘33 Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The portions of the Proxy Statement/ Prospectus and S-4 supplied by the Company (whether by inclusion or by incorporation by reference therein) will comply as to form in all material respects with the requirements of the ‘33 Act and the ‘34 Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Subsidiary which is contained in any of the foregoing documents.
      2.8     Broker’s or Finder’s Fees. Except for Snyder & Co. (“Snyder”), whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with Snyder, a copy of which has been provided to Parent, no agent, broker, person or firm acting on behalf of the Company or under its authority is or will be entitled to any advisory, commission or broker’s or finder’s fee from any of the parties hereto in connection with any of the transactions contemplated herein.
      2.9     Employee Plans.
      (a) Other than as set forth on Section 2.9(a) of the Company Disclosure Letter, there are no Employee Benefit Plans established, maintained or contributed to by the Company. An “Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of the

Company Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, education assistance, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.
      (b) With respect to each Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan (or to the extent no copy exists, a materially accurate description); (ii) for the three most recent plan years, Annual Report (Form 5500 Series), if any; (iii) the current summary plan description and any material modifications thereto, if required to be furnished under ERISA; and (iii) the most recent determination letter from the Internal Revenue Service, if any.
      (c) Each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is either (i) entitled to reliance with respect to an opinion letter issued to a prototype plan, pursuant to Revenue Procedure 2005-16, or (ii) is the recipient of a favorable determination letter from the Internal Revenue Service that has not been revoked, and to the knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination letter.
      (d) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, (i) all contributions required to be made to any Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Company SEC Reports filed with the SEC prior to the date of this Agreement, (ii) a proper accrual has been made on the books of account of the Company and any of the Company Subsidiaries for all contributions, premium payments and other payments due in the current fiscal year and not paid on or before the Effective Time, and (iii) no contribution, premium payment or other payment has been made in support of any Employee Benefit Plan that is in excess of the allowable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise).
      (e) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, with respect to each Employee Benefit Plan, the Company and the Company Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all Laws applicable to such Employee Benefit Plans in all material respects. Each Employee Benefit Plan has been established and administered in accordance with its terms in all material respects. All reports and filings with governmental entities (including the Department of Labor, the Internal Revenue Service and the SEC) required in connection with each Employee Benefit Plan have been timely made. All disclosures and notices required by Law or Employee Benefit Plan provisions to be given to participants and beneficiaries in connection with each Employee Benefit Plan have been properly and timely made. All Employee Benefit Plans intended to be tax qualified under Section 401(a) or Section 403(a) of the Code are so qualified. All trusts established in connection with Employee Benefit Plans intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt.
      (f) No Employee Benefit Plan is subject to Title IV of ERISA (including, without limitation, any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA) and no liability under Title IV of ERISA has been or is expected to be incurred by the Company, any of the Company Subsidiaries or any other entities that are, along with the Company or any of the Company Subsidiaries, treated as a single employer under Sections 414(b), (c) or (m) of the Code.
      (g) Other than as set forth on Section 2.9(g) of the Company Disclosure Letter, no Employee Benefit Plan is subject to Section 409A of the Code.

      (h) Neither the Company nor any of the Company Subsidiaries sponsors any of the following: (i) a plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(c)(7) of the Code, (iii) a nonqualified deferred compensation arrangement, (iv) a multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (v) a multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (vi) a plan that owns any employer securities as an investment, (vii) a plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of the Company or any of the Company Subsidiaries, (viii) a plan that is maintained pursuant to collective bargaining, or (ix) a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from tax under Section 501(c)(9) of the Code.
      (i) Neither the Company nor any of the Company Subsidiaries have any material liability for life, health or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.
      (j) Except as set forth on Section 2.9(j) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in connection with termination of employment, (i) entitle any current or former employee or officer of the Company or the Company Subsidiaries to severance pay or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (iii) give rise to the payment of any amount that would not be deductible under Section 280G of the Code.
      (k) To the knowledge of the Company, there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation or Order pending with regard to any Employee Benefit Plan other than routine uncontested claims for benefits. To the knowledge of the Company, no Employee Benefit Plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service or the Pension Benefit Guaranty Corporation. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries have any liability (either directly or as a result of indemnification) for (and the transactions contemplated by this Agreement will not cause any liability for): (i) any excise taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other Section of the Code, (ii) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (iii) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law. All accruals required under FAS 106 and FAS 112 have been properly accrued on the most recently issued quarterly financial statements. No condition, agreement or Employee Benefit Plan provision limits the right of any company to amend, cut back or terminate any Employee Benefit Plan (except to the extent such limitation arises under ERISA). Neither the Company nor any of the Company Subsidiaries have any liability for life insurance, death or medical benefits after separation from employment other than (i) death benefits under the Employee Benefit Plans and (ii) health care continuation benefits described in Section 4980B of the Code.
      (l) The Company does not have any outstanding loans to any employees of the Company.
      2.10     Board Recommendation; Company Action; Requisite Vote of the Company’s Stockholders.
      (a) The Company Board has by resolutions duly adopted by the unanimous vote of its entire board of directors at a meeting of such board duly called and held on November 8, 2005, determined that the Merger is fair to and in the best interests of the Company and its stockholders, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and recommended that the stockholders of the Company approve and adopt this Agreement and the Merger. In connection with such approval, the Company Board received from Snyder an opinion to the effect that the consideration to be paid to the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view subject to the assumptions and qualifications in such opinion. The Company has been authorized by Snyder to include such opinion in its entirety in the Proxy Statement/ Prospectus, so long as such inclusion is in form and substance reasonably satisfactory to Snyder and its counsel.

      (b) The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is and will be no greater than a majority of the outstanding shares of Company Common Stock and no other vote of any holder of the Company’s securities is required for the approval and adoption of this Agreement or the Merger.
      2.11     Taxes.
      (a) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed all federal, state, local, and other tax returns and reports required to be filed on or before the Effective Time by the Company and each Company Subsidiary under applicable Laws and have paid all required taxes (including any additions to taxes, penalties and interest related thereto) due and payable on or before the date hereof and all such tax returns and reports were true, complete and correct. The Company and the Company Subsidiaries have withheld and paid over all taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no material encumbrances on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to taxes, other than liens for taxes not yet due and payable or for taxes that the Company or a Company Subsidiary is contesting in good faith through appropriate proceedings. The Company is not a party to any tax sharing agreements, other than agreements between the Company and the Company Subsidiaries.
      (b) Except as set forth on Section 2.11(b) of the Company Disclosure Letter, no audit of the tax returns of the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened. No deficiencies have been asserted against the Company or any Company Subsidiary as a result of examinations by any state, local, federal or foreign taxing authority and no issue has been raised, either to the knowledge of the Company or in writing, by any examination conducted by any state, local, federal or foreign taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. Neither the Company nor any Company Subsidiary is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other tax authorities that will be binding on the Company or any Company Subsidiary with respect to any period following the Closing Date.
      (c) There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid taxes against the Company or any Company Subsidiary. The Company and each Company Subsidiary have disclosed on their federal income tax returns all positions taken therein that could, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. Except as set forth on Section 2.11(c) of the Company Disclosure Letter, the Company is not a party to any arrangement that constitutes a partnership for purposes of subchapter K of Chapter 1 of Subtitle A of the Code. The Company has properly identified any transactions that qualify as hedges under Treasury Regulation Section 1.1221-2 as hedges under Treasury Regulation Section 1.1221-2(f).
      (d) Neither the Company nor any Company Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by The Tax Equity and Fiscal Responsibility Act of 1982. None of the property owned by the Company nor a Company Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code. Neither the Company nor any Company Subsidiary is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise except possibly by reason of the Merger. Neither the Company nor any Company Subsidiary has been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or has any liability for the taxes of another person (other than the Company or any Company Subsidiary) arising pursuant to Treasury Regulation § 1.1502-6 or analogous provision of state, local or foreign Law, or as a transferee or successor, or by contract, tax sharing agreement, tax indemnification agreement, or otherwise. Neither the Company nor any Company Subsidiary has filed a consent under

Section 341(f) of the Code with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been a party to any distribution occurring during the two year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.
      (e) The Company has not taken, or agreed to take any action, and has no knowledge of any condition, that would prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code.
      2.12     Environmental. Except for such matters that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect and except as set forth on Section 2.12 of the Company Disclosure Letter:

(a) To the knowledge of the Company, there is no condition existing on any real property or other asset previously or currently owned, leased or operated by the Company or any Company Subsidiary or resulting from operations conducted thereon that would reasonably be expected to be subject to remediation obligations under Environmental Laws or give rise to any liability to the Company or any Company Subsidiary under Environmental Laws or constitute a violation of any Environmental Laws, and the Company and all Company Subsidiaries are otherwise in compliance, in all material respects, with all applicable Environmental Laws.

(b) None of the Company and the Company Subsidiaries, no real property or other asset previously or currently owned, leased or operated by the Company or any Company Subsidiary, nor the operations previously or currently conducted thereon or in relation thereto by the Company or any Company Subsidiary, are, to the knowledge of the Company, subject to any pending or threatened action, suit, investigation, inquiry or proceeding relating to any Environmental Laws by or before any court or other governmental authority.

(c) The Company has made available to Parent all material site assessments, compliance audits, and other similar studies in its possession, custody or control and prepared since October 1, 2000 relating to (i) the environmental conditions on, under or about the properties or assets previously or currently owned, leased or operated by the Company, or any predecessor in interest thereto and (ii) any Hazardous Substances used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by the Company or any other Person on, under, about or from any real property or other assets previously or currently owned, leased or operated by the Company;

(d) The Company has not received any communication, whether from a governmental authority, citizen’s group, employee or otherwise, alleging that it is liable under or not in compliance with any Environmental Law.

(e) All material permits, notices and authorizations, if any, required under any Environmental Law to be obtained or filed in connection with the operation or use of any real property or other asset owned, leased or operated by the Company or any Company Subsidiary, including without limitation past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and the Company is in compliance in all material respects with the terms and conditions of all such permits, notices and authorizations.

(f) Hazardous Substances have not been released, disposed of or arranged to be disposed of by the Company or any Company Subsidiary, in violation of, or in a manner or to a location that would reasonably be expected to give rise to a material liability under, or cause the Company to be subject to remediation obligations under, any Environmental Laws.

(g) None of the Company and the Company Subsidiaries has assumed, contractually or, to the knowledge of the Company, by operation of Law, any liabilities or obligations of third parties under any Environmental Laws, except in connection with the acquisition of assets or entities associated therewith.

(h) “Environmental Laws” means any federal, state and local health, safety and environmental laws, regulations, orders, permits, licenses, approvals, ordinances, rule of common law, and directives including without limitation the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Health and Safety Act, the Toxic Substances Control Act, the Endangered Species Act, the Oil Pollution Act and any similar foreign, state or local law, and including without limitation all Laws relating to or governing the use, management, treatment, transport, generation, storage, discharge or disposal of Hazardous Substances.

(i) “Hazardous Substance” means (i) any “hazardous substance,” as defined by CERCLA, (ii) any “hazardous waste,” as defined by RCRA, or (iii) any pollutant or contaminant or hazardous, dangerous or toxic chemical or material or any other substance including, but not limited to, asbestos, buried contaminants, regulated chemicals, flammable explosives, radioactive materials (including without limitation naturally occurring radioactive materials), polychlorinated biphenyls, natural gas, natural gas liquids, liquified natural gas, condensates, petroleum (including without limitation crude oil and petroleum products), including without limitation any Hazardous Substance regulated by, or that could result in the imposition of liability under, any Environmental Law or other applicable Law of any applicable governmental authority, all as amended.

      2.13     Compliance with Laws. The Company and the Company Subsidiaries are in compliance in all material respects with any applicable law, rule or regulation of any United States federal, state, local or foreign government or agency thereof (any such law, rule or regulation, a “Law”) that materially affects the business, properties or assets of the Company and the Company Subsidiaries (including, without limitation, the Sarbanes-Oxley Act of 2002), and no notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, has been filed, commenced or threatened against the Company or any Company Subsidiary alleging any such violation, nor do reasonable grounds for any of the foregoing exist, that would be reasonably likely to have a Company Material Adverse Effect. All licenses, permits and approvals required under such Laws are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.
      2.14     Employment Matters. Neither the Company nor any Company Subsidiary: (i) is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been in the last five years, a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries, and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of Company or any of the Company Subsidiaries to authorize representation by any labor organization; (ii) is a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices which would reasonably be expected to have a Company Material Adverse Effect; or (iii) is the subject of any proceeding asserting that it has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries which, with respect to any event described in this clause (iii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      2.15     Rights Agreement. The Stockholder Rights Plan, adopted on April 21, 1994 and amended on December 31, 2002 (the “Rights Agreement”), and the rights granted thereunder (the “Rights”), expired as of September 30, 2004, and have no further force or effect. None of the parties hereto have or will have any obligations under the Rights Agreement or relating to the Rights.

      2.16     Oil and Gas Reserves. The Company has furnished to Parent the Company’s estimate of Company’s and Company Subsidiaries’ oil and gas reserves as of September 30, 2004, as audited by Ralph E. Davis & Associates, Inc. (“Company Reserve Report”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s knowledge, the factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report was accurate in all material respects.
      2.17     Certain Contracts and Arrangements. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any agreement or other arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the knowledge of the Company, materially limit or restrict Subsidiary or the Surviving Company or any of their subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in the oil and gas exploration and production business in any significant geographic area, except for joint ventures, area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements entered into in the ordinary course of business. Neither the Company nor any Company Subsidiary is in breach or default under any contract filed or incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K for the year ended September 30, 2004 nor, to the knowledge of the Company, is any other party to any such contract in breach or default thereunder, except such breach or default as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      2.18     Financial and Commodity Hedging. Except as set forth on Section 2.18 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any hedging agreements or arrangements (including fixed price contracts, collars, swaps, caps, hedges and puts).
      2.19     Properties. Except as set forth on Section 2.19 of the Company Disclosure Letter, or except for goods and other property sold, used or otherwise disposed of since September 30, 2004 in the ordinary course of business, the Company and the Company Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned by the Company and the Company Subsidiaries, and to all other properties, interests in properties and assets, real and personal, reflected in the Company SEC Reports filed prior to the date of this Agreement as owned by the Company and the Company Subsidiaries, free and clear of any Liens, other than liens for taxes not yet due and payable and mechanic’s, materialman’s, supplier’s, vendor’s or similar liens arising in the ordinary course of business securing amounts that are not delinquent. The leases and other agreements pursuant to which the Company or any of the Company Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are, in all material respects, in good standing, valid and effective, and the rentals due by the Company or any Company Subsidiary to any lessor of any such oil and gas leases have been properly paid. No event has occurred or failed to occur which constitutes, or which, with giving of notice would constitute, a default, violation or breach under any material lease.
      2.20     Accounting Controls. The Company has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Company Board, that (a) all material transactions are executed in accordance with management’s general or specific authorization; (b) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principals consistently applied with respect to any criteria applicable to such statements, (c) access to the material property and assets of the Company is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
      2.21     Take-or-Pay Deliveries. Except as set forth on Section 2.21 of the Company Disclosure Letter, there are no calls on the Company’s oil or gas production and the Company has no obligation to deliver oil or gas pursuant to any take-or-pay, prepayment or similar arrangement without receiving full payment therefor.
      2.22     Gas Imbalances. The Company does not have any imbalances in gas production that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
      2.23     Intellectual Property. The Company does not own any patents, patent applications, trademarks or trademark applications or copyrights or copyright applications (“Intellectual Property”). All accounting computer software used in the conduct of the Company’s business is owned or licensed by Castle Exploration Co., Inc. and is made available to the Company under the Software Agreement with Oil & Gas Information Systems, Inc. No person or entity has notified the Company that its use of any Intellectual Property infringes on the rights of any person or entity. No claims are pending or, to the Company’s knowledge, threatened that it is infringing upon the rights of any person or entity with regard to any intellectual property.
      2.24     GAMXX. Since September 30, 2004, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), relating to the Company’s relationship with GAMXX Energy, Inc. and its affiliates, except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      2.25     Investment Company. Neither the Company nor any Company Subsidiary is an “investment company” as defined in Section 3 of the federal Investment Company Act of 1940, as amended, and the rules and regulations thereunder.
      2.26     Texaco Settlement. The Settlement Agreement and Mutual Release, dated September 19, 2005, by and among Chevron Environmental Management Company, Chevron Environmental Service Company and Texaco Inc., and the Company, Indian Refining I Limited Partnership, Indian Refining & Marketing I Inc. and William S. Sudhaus (the “Settlement Agreement”), whereby the Company agreed to make a cash payment to Chevron of $5.75 million, constitutes a complete release and indemnification of the Company for any and all environmental claims with respect to the Indian Refinery. The Settlement Agreement is a valid and binding obligation of the parties thereto, enforceable in accordance with its terms. The Company paid the settlement amount on October 26, 2005 and has no further liability relating to the Indian Refinery.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY
      Except as publicly disclosed by Parent Colorado in the Parent SEC Reports (as defined in Section 3.4(a)) filed with the SEC prior to the date of this Agreement, Parent and Subsidiary hereby represent and warrant to the Company as follows. “To the knowledge of Parent” and similar phrases mean the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Parent, after due inquiry.
      3.1     Organization.
      (a) Each of Parent Delaware, Parent Colorado, Subsidiary and Parent Subsidiaries (as defined below) is duly organized, validly existing and in good standing under its jurisdiction of incorporation or formation. Each of Parent, Subsidiary and Parent Subsidiaries has the requisite corporate or limited liability company power and authority and any necessary governmental approvals to own, lease and operate its property and to carry on its business as now being conducted. Each of Parent, Subsidiary and Parent Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Parent

Material Adverse Effect. A “Parent Material Adverse Effect” means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of Parent and each corporation, partnership, joint venture or other legal entity of which Parent owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (the “Parent Subsidiaries”) considered as a single enterprise or (ii) the ability of Parent to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition which adversely affects the oil and gas exploration and production industry generally or which arises out of general economic conditions shall not be considered in determining whether a Parent Material Adverse Effect has occurred. The copies of the articles of incorporation, the articles of amendment thereto and the bylaws of Parent Colorado which are filed as exhibits to Parent Colorado’s Annual Report on Form 10-K for the year ended June 30, 2004, are complete and correct copies of such documents as in effect on the date of this Agreement. The copies of the certificate of incorporation and bylaws of Parent Delaware previously provided to the Company are complete and correct copies of such documents as in effect on the date of this Agreement.
      (b) All the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Neither Parent nor any of the Parent Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to Parent and the Parent Subsidiaries considered as a single entity.
      3.2     Capital Stock.
      (a) As of September 30, 2005, the authorized capital stock of Parent Colorado consists of 300,000,000 shares of Parent Colorado Common Stock, of which 47,683,000 are issued and outstanding and 3,000,000 shares of Preferred Stock, none of which are issued and outstanding. All such shares of Parent Colorado Common Stock and Preferred Stock have been duly authorized, validly issued, and are fully paid and non-assessable and free of preemptive rights. Parent Colorado has not, subsequent to June 30, 2005, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Parent Colorado has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent Colorado to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of Parent Colorado.
      (b) As of the date hereof, the authorized capital stock of Parent Delaware consists of 300,000,000 shares of Parent Delaware Common Stock, of which 100 are issued and outstanding and owned of record and beneficially by Parent Colorado and 3,000,000 shares of Preferred Stock, none of which are issued and outstanding. All such shares of Parent Delaware Common Stock and Preferred Stock have been duly authorized, validly issued, and are fully paid and non-assessable and free of preemptive rights. Parent Delaware has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Parent Delaware has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Parent Delaware to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of Parent Delaware.
      (c) As of September 30, 2005, there were 3,399,910 outstanding options to subscribe for, purchase or acquire from Parent or any Parent Subsidiary capital stock of Parent or securities convertible into or exchangeable for capital stock of Parent. Under Parent’s 2004 Incentive Plan, 1,034,700 options and 179,680 shares of restricted shares have been granted, and 494,620 incentive plan awards remained available. There are no other options, warrants or rights of Parent or Parent Subsidiary and there are no SARs attached to any options, warrants or rights of Parent or Parent Subsidiary.
      (d) Except as otherwise described in this Section 3.2(d) or as described in Section 3.2(c) above, none of Parent nor any of the Parent Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates Parent, Subsidiary or any Parent Subsidiary to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of Parent, Subsidiary or any Parent Subsidiary, (ii) restricts the transfer of more than 5% of the shares of capital stock of Parent, Subsidiary or any Parent Subsidiary, or (iii) relates to the holding, voting or disposition of more than 5% of the shares of capital stock or membership units of Parent, Subsidiary or any Parent Subsidiary, as applicable. No bonds, debentures, notes or other indebtedness of Parent, Subsidiary or any of the Parent Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders or members, as applicable, of Parent, Subsidiary or any of the Parent Subsidiaries may vote are issued or outstanding.
      (e) The authorized membership units of Subsidiary and the issued and outstanding membership units of Subsidiary as of the date hereof are, and as of the Effective Time will be wholly owned by Parent, except as otherwise contemplated by this Agreement. The shares of Parent Common Stock to be issued in the Merger and the Reincorporation Merger will be duly authorized by all necessary corporate action on the part of Parent and when issued in accordance with the terms hereof will be validly issued, fully paid, non-assessable and free of preemptive rights.
      3.3     Authority Relative to this Agreement.
      (a) Each of Parent and Subsidiary has the requisite corporate or limited liability power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Subsidiary, the performance by Parent and Subsidiary of their respective obligations hereunder and the consummation by Parent and Subsidiary of the transactions contemplated herein have been duly authorized by the respective boards of directors or managers of Parent and Subsidiary, and no other corporate or limited liability company proceedings on the part of Parent or Subsidiary or any of the Parent Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Subsidiary of their respective obligations hereunder and the consummation by Parent and Subsidiary of the transactions contemplated hereby except for the approval of Parent Colorado stockholders as contemplated by Section 5.1(b). This Agreement has been duly executed and delivered by Parent and Subsidiary and constitutes a valid and binding obligation of Parent and Subsidiary, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. Parent Colorado, as the sole member of Subsidiary, has approved this Agreement, the Merger and the Reincorporation Merger. Parent Colorado, as the sole stockholder of Parent Delaware, has approved this Agreement, the Merger and the Reincorporation Merger.
      (b) Neither the execution and delivery of this Agreement by Parent or Subsidiary, nor the consummation by Parent or Subsidiary of the transactions contemplated herein nor compliance by Parent and Subsidiary with any of the provisions hereof will (i) conflict with or result in any breach of the organizational documents of Parent, Subsidiary or any of the Parent Subsidiaries or (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, or cancellation, of, or accelerate the performance or increase the fees required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise “put” securities, or the loss of a material benefit under or result in the creation of any Lien upon any of the properties or assets of Parent or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets other than any such event described in items (ii) or (iii) which would not (x) prevent the consummation of the transactions contemplated hereby or (y) have a Parent Material Adverse Effect. No approval of Parent’s stockholders is required to approve the Merger or this Agreement or the transactions contemplated herein, other than the Reincorporation Merger.
      (c) Except for compliance with the provisions of DGCL, CBCA, the ‘33 Act, the ‘34 Act and the “blue sky” laws of various states and foreign laws, no action by any governmental authority is necessary for Parent’s or Subsidiary’s execution and delivery of this Agreement or the consummation by Parent or Subsidiary of the transactions contemplated hereby except where the failure to obtain or take such action would not have a Parent Material Adverse Effect.
      3.4     SEC Reports and Financial Statements.
      (a) Since June 30, 2003, Parent Colorado has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the “Parent SEC Reports”) required to be filed by Parent Colorado with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, complied or will comply in all material respects with the requirements of the ‘33 Act, the ‘34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and none of Parent SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
      (b) The audited and unaudited financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Parent Financial Statements”) of Parent Colorado contained in Parent SEC Reports have been prepared from the books and records of Parent Colorado and its consolidated subsidiaries, and the Parent Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Parent Colorado and its consolidated subsidiaries as of the dates thereof or for the periods presented therein in conformity with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments in the ordinary course of business and that have not been and are not expected to be material in amount).
      3.5     Litigation. There is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the “Parent Cases”) or Order pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, considered individually or in the aggregate, that is reasonably likely to have a Parent Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against Parent or any of the Parent Subsidiaries having, or which considered individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.
      3.6     Disclosure in Proxy Statement. No information supplied by Parent, Subsidiary or any Parent Subsidiary for inclusion in the Proxy Statement/ Prospectus shall, at the date the Proxy Statement/ Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders and at the time of the Shareholders’ Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies at the Shareholders’ Meeting which has become false or misleading. No information supplied by Parent, Subsidiary or any Parent Subsidiary for inclusion in the S-4 with respect to the issuance of Parent

Common Stock in the Merger will, at the time the S-4 becomes effective under the ‘33 Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The portions of the Proxy Statement/ Prospectus and S-4 supplied by Parent, Subsidiary or any Parent Subsidiary (whether by inclusion or by incorporation by reference therein) will comply as to form in all material respects with the requirements of the ‘33 Act and the ‘34 Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, none of Parent, Subsidiary or any Parent Subsidiary make any representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.
      3.7     Broker’s or Finder’s Fees. Except for Lehman Brothers Inc. (“Lehman”), whose fees and expenses will be paid by Parent in accordance with Parent’s agreement with Lehman, no agent, broker, person or firm acting on behalf of Parent or under its authority is or will be entitled to any advisory, commission or broker’s or finder’s fee from any of the parties hereto in connection with any of the transactions contemplated herein.
      3.8     Parent Not An Interested Stockholder. As of the date hereof, neither Parent nor any of its affiliates is, with respect to the Company, an “interested stockholder” as such term is defined in Section 203 of the DGCL.
      3.9     Oil and Gas Reserves. Parent has furnished to the Company Parent’s estimate of Parent’s and Parent Subsidiaries’ oil and gas reserves as of June 30, 2005, as audited by Ralph E. Davis Associates, Inc., with respect to onshore reserves, and Mannon Associates, with respect to offshore reserves (together, the “Parent Reserve Reports”). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent’s knowledge, the factual, non-interpretive data on which the Parent Reserve Reports was based for purposes of estimating the oil and gas reserves set forth in the Parent Reserve Reports was accurate in all material respects.
      3.10     Certain Contracts and Arrangements. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is in breach or default under any indebtedness for borrowed money.
ARTICLE 4
CONDUCT OF BUSINESS PENDING THE MERGER
      4.1     Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld) or except in connection with the transactions contemplated by this Agreement:

(a) Except as set forth in Section 4.1 of the Company Disclosure Letter, the businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and the Company and the Company Subsidiaries shall use all reasonable efforts to maintain and preserve intact their respective business organizations, to maintain beneficial business relationships and good will with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it and keep available the services of its current key officers and employees; and

(b) Without limiting the generality of the foregoing Section 4.1(a), except as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall not directly or indirectly, and shall not permit any of the Company Subsidiaries to, do any of the following:

(i) acquire, sell, encumber, lease, transfer or dispose of any assets, rights or securities that are material to the Company and the Company Subsidiaries or terminate, cancel, materially modify or enter into any material commitment, transaction, line of business or other agreement, in each case other than in the ordinary course of business consistent with past practice or acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;

(ii) amend or propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;

(iii) split, combine or reclassify any outstanding shares of, or interests in, its capital stock;

(iv) declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or any options, warrants or rights to acquire capital stock of the Company;

(vi) issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge or disposition or encumbrance by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof, other than issuances of common stock upon exercise of any Company Stock Options outstanding on the date hereof;

(vii) modify the terms of any existing indebtedness for borrowed money or incur any indebtedness for borrowed money or issue any debt securities;

(viii) assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances;

(ix) authorize, recommend or propose any change in its capitalization;

(x) take any action with respect to the grant of or increase in any severance or termination pay involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by Section 4.1(b)(xi));

(xi) adopt or establish any new employee benefit plan or amend in any material respect any employee benefit plan or, other than in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any employee (except as required by any existing employee benefit plans or employment agreements or applicable Law) or pay any material benefit not required by any existing employee benefit plan involving a payment of more than $2,075,000 in the aggregate (when combined with any payments permitted by Section 4.1(b)(x));

(xii) other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect (other than as required by existing employee benefit plans or employment agreements or by applicable Law) any employment, consulting, severance or indemnification agreement entered into or made by the Company or any of the Company Subsidiaries with any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of the Company Subsidiaries (other than as required by existing employee benefit plans or employment agreements or by applicable Law);

(xiii) settle or compromise any liability for taxes, other than in the ordinary course of business;

(xiv) make or commit to make capital expenditures in excess of $50,000, except for emergency action in the face of risk to life, property or the environment;

(xv) make any material changes in tax accounting methods except as required by GAAP or applicable Law;

(xvi) other than in the ordinary course of business, pay or discharge any claims, liens or liabilities involving more than $25,000 individually or $100,000 in the aggregate, which are not reserved for on the balance sheet included in the Company Financial Statements;

(xvii) write off any accounts or notes receivable in excess of $25,000 except in the ordinary course of business;

(xviii) knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent, Subsidiary or the holders of shares of Company Common Stock to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or

(xix) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xx) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.
      4.2     Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time or earlier termination of this Agreement, neither Parent nor any of its subsidiaries (including Subsidiary), without the prior written consent of the Company (which consent will not unreasonably be withheld), shall:

(a) adopt or propose to adopt any amendments to its constituent documents, other than relating to the Reincorporation Merger, and other than amendments which would not have a material adverse effect on the consummation of the transactions contemplated by this Agreement;

(b) take any action that would or is reasonably likely to prevent or impede the Merger and the Reincorporation Merger from each qualifying as a reorganization described in Section 368(a) of the Code;

(c) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such;

(d) adopt a plan of complete or partial liquidation or dissolution of Parent;

(e) knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of Parent or Subsidiary contained herein inaccurate in a manner that would be reasonably likely to have a Parent Material Adverse Effect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent, Subsidiary or the holders of shares of Parent Common Stock to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or

(f) take or agree in writing or otherwise to take any of the actions precluded by Sections 4.2(a) through 4.2(e).

ARTICLE 5
ADDITIONAL AGREEMENTS
      5.1     Shareholders’ Meeting.
      (a) The Company, acting through its board of directors, shall, in accordance with applicable Law and the Company’s certificate of incorporation and bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the “Shareholders’ Meeting”) and (ii) subject to its fiduciary duties under applicable Law after consultation with outside counsel, (A) include in the Proxy Statement/ Prospectus (as defined in Section 2.7) the unanimous recommendation of the directors entitled to vote that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of this Agreement and the transactions contemplated hereby by its shareholders. Notwithstanding the Company’s failure to include the recommendation contemplated by clause (A) of the preceding sentence (in the circumstances permitted thereby), unless this Agreement shall have been terminated pursuant to Section 7.1, the Company shall submit this Agreement to its stockholders at the Shareholders’ Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation.
      (b) Parent Colorado, acting through its board of directors, shall, in accordance with applicable Law and the Company’s articles of incorporation and bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on the Reincorporation Merger and the transactions contemplated thereby (the “Parent Colorado Shareholders’ Meeting”) and (ii) subject to its fiduciary duties under applicable Law after consultation with outside counsel, (A) include in its proxy statement the unanimous recommendation of the board of directors that the shareholders of Parent Colorado vote in favor of the approval and adoption of the Reincorporation Merger and the transactions contemplated thereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of the Reincorporation Merger and the transactions contemplated hereby by its shareholders. Notwithstanding the foregoing, it is expressly understood that the Parent Colorado Stockholders Meeting and the approval of the Reincorporation Merger are not conditions to the consummation of the Merger.
      5.2     Registration Statement.
      (a) As soon as practicable following the date hereof, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Parent Common Stock to be issued pursuant to the Merger (the “S-4”). The Proxy Statement/ Prospectus will be included as a prospectus in and will constitute part of the S-4 as Subsidiary’s prospectus. Parent, the Company and Subsidiary shall use their reasonable best efforts to have the S-4 declared effective under the ‘33 Act as promptly as practicable after such filing. Parent, Subsidiary and the Company will cooperate with each other in the preparation of the Proxy Statement/ Prospectus and the S-4; without limiting the generality of the foregoing, Parent and Subsidiary, on the one hand, and the Company, on the other hand, will furnish to each other the information relating to the party furnishing such information required by the ‘34 Act to be set forth in the Proxy Statement/ Prospectus and the S-4, and Company and its counsel shall be given the opportunity to review and comment on the Proxy Statement/ Prospectus and the S-4 prior to the filing thereof with the SEC. Parent, Subsidiary and the Company each agree to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC with respect to the Proxy Statement/ Prospectus and the S-4. The Company will use its reasonable best efforts to cause the Proxy Statement/ Prospectus to be mailed to its stockholders as promptly as practicable after the S-4 is declared effective under the ‘33 Act. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the S-4.

      (b) As soon as practicable after the date hereof, the Company, Parent and Subsidiary shall promptly and properly prepare and file any other schedules, statements, reports, or other documents required under the ‘34 Act (if any) or any other federal or state securities Laws relating to the Merger and the transactions contemplated herein (the “Other Filings”). Each party shall notify the others promptly of the receipt by such party of any comments or requests for additional information from any governmental official with respect to any Other Filing made by such party and will supply the others with copies of all correspondence between such party and its representatives, on the one hand, and the appropriate government official, on the other hand, with respect to the Other Filings made by such party. Each of the Company, Parent and Subsidiary shall use reasonable efforts to obtain and furnish the information required to be included in the Proxy Statement/ Prospectus and any Other Filing and, after consultation with the other, to respond promptly to any comments made by any governmental official with respect to any Other Filing.
      5.3     Employee Benefit Matters.
      (a) The Company and the Company Subsidiaries shall: (i) terminate all employees of the Company and the Company Subsidiaries prior to Closing; (ii) terminate all Employee Benefit Plans prior to Closing; (iii) pay all wages and other employee expenses that are accrued and payable as of Closing; (iv) pay any other payments set forth on Section 2.9(j) of the Company Disclosure Letter; and (v) pay the projected cost of COBRA, or the state equivalent, for M&A Qualified Beneficiaries.
      (b) Prior to Closing the Company shall amend, if necessary, the Castle Energy Corporation 401(k) Profit Sharing Plan (“Company’s 401(k)”) to comply with current law, if applicable, and, if applicable, make a submission to the Internal Revenue Service under the Employee Plans Compliance Resolution System, Voluntary Correction Program, for failure to amend the Company’s 401(k) in a timely manner. The Company shall promptly provide the Parent with a copy of any submission to the Internal Revenue Service.
      (c) The Parent will assume liability under any Employee Benefit Plan for claims under Section 4980B of the Code with respect to M&A Qualified Beneficiaries, as defined under Section 54.4980B-9 of the Treasury Regulations or with respect to any applicable state group health plan continuation coverage statutes. Notwithstanding the forgoing, in the event that Section 4980B of the Code or an applicable state group health plan continuation coverage statute does not apply, the Parent agrees to provide continuation coverage that would otherwise comply with the terms of Section 4980B of the Code to any former employee of the Company and the Company Subsidiaries who meets the M&A Qualified Beneficiary definition set forth above under the Parent’s Employee Benefit Plans.
      5.4     Consents and Approvals. The Company, Parent and Subsidiary shall cooperate with each other and (a) promptly prepare and file all necessary documentation, (b) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (c) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental bodies and (d) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (a), (b), (c) and (d), necessary or advisable to consummate the transactions contemplated by this Agreement or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which the Company, Subsidiary, Parent or any of their respective subsidiaries is a party or by which any of them is bound; provided, however, that (i) no note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument shall be amended or modified to increase materially the amount payable thereunder or to be otherwise materially more burdensome to the Company and the Company Subsidiaries considered as one enterprise in order to obtain any permit, consent, approval or authorization without first obtaining the written approval of Parent and (ii) without the prior consent of Parent, no such actions or things shall be done to the extent they would, individually or in the aggregate, reasonably be expected to have a Subsidiary Material Adverse Effect (after giving effect to the Merger); and provided, further, that in the event of any action by or inquiry (formal or informal) of any governmental agency or third party related to or based upon matters associated with the Company’s representation in Section 2.25, Parent and Subsidiary shall be entitled to take (or not take) any action they deem necessary or advisable in their sole, unfettered discretion, including that set forth in Section 7.1(d)(v); provided, however, that Parent shall not take any affirmative action that would detrimentally affect the Company with respect to such matter. A “Subsidiary Material Adverse Effect” means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, operations or assets of Subsidiary and the direct and indirect subsidiaries of Subsidiary considered as a single enterprise following the Merger. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company; Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Subsidiary; and each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement, in each case which appear in any filing (including, without limitation, the Proxy Statement/ Prospectus) made in connection with the transactions contemplated hereby. The Company, Parent and Subsidiary agree that they will consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and governmental bodies.
      5.5     Public Statements. The Company, Parent and Subsidiary shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated herein and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market and each party will use commercially reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as such other party may have, prior to such press release or other announcement.
      5.6     Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the Company, Parent and Subsidiary agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including but not limited to obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by this Agreement, provided, however, that the parties shall not be required to contest any legislative, administrative or judicial action or seek to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement or pay any material amounts to obtain any consent, approval or authorization. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and/or the Surviving Company shall cause the proper officers and directors of the Company, Parent and Subsidiary to take all such action. In the event any litigation is commenced by any person involving the Company, Parent or Subsidiary and relating to the transactions contemplated by this Agreement, including any other Takeover Proposal (as defined in Section 5.9(c)), the Company, Parent or Subsidiary shall have the right, at its own expense, to participate therein.
      5.7     Notification of Certain Matters. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      5.8     Access to Information; Confidentiality.
      (a) The Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees and agents of the Company and the Company Subsidiaries to, afford the officers, employees and agents of Parent and Subsidiary reasonable access at all reasonable times from the date hereof through the Effective Time to its officers, employees, agents, properties, facilities, books, records, contracts and other assets and shall furnish Parent and Subsidiary all financial, operating and other data and information as Parent and Subsidiary through their officers, employees or agents, may reasonably request. Parent and Subsidiary shall have the right to make such due diligence investigations as Parent and Subsidiary shall deem necessary or reasonable. No additional investigations or disclosures shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent pursuant to this Agreement.
      (b) Parent and Subsidiary shall, and Parent shall cause officers of Parent to, afford the officers and directors of the Company complete access at all reasonable times from the date hereof through the Effective Time to its and its subsidiaries’ officers, properties, facilities, books, records and contracts and shall furnish the Company all financial, operating and other data and information as the Company through its officers, employees or agents, may reasonably request. The Company shall have the right to make such reasonable due diligence investigations as the Company shall deem necessary or reasonable. No additional investigations or disclosures shall affect Parent’s or Subsidiary’s representations and warranties contained herein, or limit or otherwise affect the remedies available to the Company pursuant to this Agreement.
      (c) The provisions of the confidentiality agreements between Parent and the Company (the “Confidentiality Agreements”) shall remain in full force and effect in accordance with their respective terms.
      5.9     No Solicitation.
      (a) From the date hereof until termination of this Agreement, the Company agrees that it shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of the Company Subsidiaries, directly or indirectly, to (i) solicit, initiate, or encourage any inquiries relating to, or the submission of, any Takeover Proposal (as hereinafter defined), (ii) approve or recommend any Takeover Proposal, accept any Takeover Proposal or enter into any letter of intent, agreement in principle or agreement with respect to any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing) or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that (x) nothing contained in subclauses (ii) or (iii) above shall prohibit the Company or its board of directors from taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the ‘34 Act, provided that the board of directors of the Company shall not recommend that the stockholders of the Company tender their Company Common Stock in connection with any such tender or exchange offer unless the board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that failing to take such action would reasonably be expected to constitute a breach of the fiduciary duties of the board of directors and that the relevant Takeover Proposal is a Superior Proposal (as defined below) and (y) prior to the Shareholders’ Meeting, if the Company receives an unsolicited bona fide written Takeover Proposal from a third party that the board of directors of the Company determines in good faith (after receiving the advice of a financial adviser of nationally or regionally recognized reputation) is reasonably likely to be a Superior Proposal, the Company and its representatives may conduct such discussions or provide such information as the board of directors of the Company shall determine, but only if, prior to such provision of information or conduct of such discussions, (A) such third party shall have entered into a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 5.9) and (B) the board of directors of the Company determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties. The Company shall promptly notify Parent in the event it receives any Takeover Proposal, including the identity of the party submitting such proposal.
      (b) The Company shall promptly (but in no event later than 24 hours after receipt) notify Parent of the material terms, conditions and other aspects of any inquiries, proposals or offers with respect to, or which could reasonably be expected to lead to, a Takeover Proposal, and of any modifications or revisions to the terms of any Takeover Proposal.
      (c) For purposes of this Agreement, “Takeover Proposal” means any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of the Company generally) for a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries or to acquire in any manner (including by tender or exchange offer), directly or indirectly, a 50% or more equity interest in, any voting securities of, or assets (including equity interests in other entities) of the Company and the Company Subsidiaries having an aggregate value equal to 50% or more of the Company’s consolidated net asset value, other than the transactions contemplated by this Agreement. For purposes of this Agreement, “Superior Proposal” means any unsolicited bona fide written Takeover Proposal which (i) contemplates (A) a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving the Company as a result of which the Company’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or (B) a sale, lease, exchange, transfer or other disposition (including, without limitation, a contribution to a joint venture) of at least 50% of the value of the net assets of the Company and the Company Subsidiaries, taken as a whole, and (ii) is on terms which the board of directors of the Company determines (after consultation with its financial advisor and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) would, if consummated, result in a transaction that is more favorable to its stockholders from a financial point of view (in their capacities as such) than the transactions contemplated by this Agreement (including the terms of any proposal by Parent to modify the terms of the transactions contemplated by this Agreement) and (B) is reasonably likely to be financed and otherwise completed without undue delay.
      (d) The Company agrees that it will, and will cause its officers, employees, directors, agents and representatives to, immediately cease any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Takeover Proposal and will use its reasonable best efforts to cause any such parties (and its agents or advisors) in possession of confidential information regarding the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information. The Company shall use its reasonable best efforts to ensure that its officers, directors and key employees and its investment bankers, attorneys and other representatives, are aware of the provisions of this Section 5.9.
      5.10     Affiliates. Not less than 30 days prior to the Effective Time, the Company shall deliver to Parent a letter identifying all persons who, in the opinion of the Company, may be deemed at the time this Agreement is submitted for approval by the shareholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the ‘33 Act, and such list shall be updated as necessary to reflect any changes from the date thereof. The Company shall use reasonable best efforts to cause each person identified on such list to deliver to Parent, not less than 15 days prior to the Effective Time, a written agreement in a form previously agreed to by the parties hereto.
      5.11     Section 16 Matters. Prior to the Effective Time of the Merger, Parent, Subsidiary and the Company shall take all such steps as may be required to cause any dispositions of capital stock of Parent and the Company (including derivative securities thereof) or acquisitions of Parent Common Stock (including derivative securities thereof) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the ‘34 Act with respect to Parent or the Company to be exempt under Rule 16b-3 promulgated under the ‘34 Act.
      5.12     Voting Agreement. The Company and Parent acknowledge and agree that Parent and certain key shareholders of the Company have entered, or will enter, into the Voting Agreement. The Company agrees to use its reasonable best efforts to cause certain key shareholders of the Company to enter into the Voting Agreement as soon as practicable. In addition, the Company hereby agrees to vote all shares of Parent Common Stock held by it in favor of the Reincorporation Merger.
      5.13     Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and to be issued upon the exercise of Company Stock Options to be approved for listing on NASDAQ, prior to the Effective Time, subject to official notice of issuance.
      5.14     Tax Treatment. The parties will cooperate with each other and use their respective reasonable best efforts to cause the Merger and Reincorporation Merger to each qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), including (a) not taking any action that is reasonably likely to prevent the Intended Tax Treatment and (b) reporting the transaction in a manner consistent with the Intended Tax Treatment.
      5.15     Indemnification. Parent agrees that for a period of six years following the Effective Time it shall cause the Subsidiary to maintain provisions in its governing documents related to indemnification of directors and officers that are substantially similar to those set forth in the Company’s Certificate of Incorporation and Bylaws as of the date hereof. Notwithstanding any other provisions hereof, the obligations of Parent contained in this Section 5.15 shall be binding upon the successors and assigns of the Subsidiary. In the event the Subsidiary or any of its successors or assigns (i) consolidates with or mergers into any other Person or (ii) transfers all of substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that successors and assigns of the Subsidiary honor the obligations set forth in this Section 5.15.
ARTICLE 6
CONDITIONS
      6.1     Conditions to the Obligation of Each Party to Effect the Merger. The obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) this Agreement shall have been adopted by the requisite vote of the stockholders of the Company, as required by DGCL and its certificate of incorporation and bylaws;

(b) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect that would make the Merger illegal or otherwise prevent the consummation of the Merger provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.6 and, in addition, shall use commercially reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement;

(c) The Parent Common Stock to be issued in the Merger and to be issued upon exercise of any Company Stock Option shall have been approved for listing on the NASDAQ, subject to official notice of issuance; and

(d) The S-4 shall have been declared effective by the SEC under the ‘33 Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

      6.2     Additional Conditions to the Obligation of Parent and Subsidiary. The obligations of Parent and Subsidiary to effect the Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

(a) Each representation or warranty of the Company shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects). There shall not have been a breach in any respect by the Company of any covenant or agreement set forth in this Agreement which breach shall not have been remedied within 20 days (or by the Outside Date (as defined below), if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Company Material Adverse Effect);

(b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of: (i) making illegal or otherwise restraining or prohibiting the consummation of the Merger or materially delaying the Merger; or (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Subsidiary or any of Parent’s affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Subsidiary or any of Parent’s subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated herein;

(c) Parent shall have received a legal opinion dated the Effective Time from Duane Morris LLP, counsel to the Company, or William Liedtke, general counsel to the Company, in a form previously reviewed and reasonably satisfactory to Parent.

(d) There shall not have occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect (other than matters set forth in the Company Disclosure Letter).

(e) The Company shall have provided an executed certificate of non-foreign status under Section 1445 of the Code.

(f) Parent Colorado shall have received the written opinion of Davis Graham & Stubbs LLP, dated as of the Effective Time, which shall be based on such written representations from Parent, the Company and others as such counsel shall reasonably request, to the effect that the Merger and the Reincorporation Merger will each constitute a reorganization within the meaning of Section 368(a) of the Code.
      6.3     Additional Conditions to the Obligation of the Company. The obligations of the Company to effect the Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

(a) Each representation or warranty of Parent, Subsidiary and Parent Subsidiaries shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the

Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date and provided that any representation or warranty that is qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects). There shall not have been a breach in any respect by Parent and Subsidiary of any covenant or agreement set forth herein which breach shall not have been remedied within 10 days (or by the Outside Date, if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Parent Material Adverse Effect); or

(b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of making illegal or otherwise restraining or prohibiting the consummation of the Merger or materially delaying the Merger.

(c) The Company shall have received a legal opinion dated the Effective Time from Davis Graham & Stubbs LLP or Krys Boyle, PC, as counsel to Parent and Subsidiary, in a form previously reviewed and reasonably satisfactory to the Company.

(d) The Company shall have received the written opinion of Duane Morris LLP, dated as of the Effective Time, which shall be based on such written representations from Parent, the Company and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

(e) There shall not have occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
      7.1     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of Parent, Subsidiary and the Company;

(b) by any of Parent, Subsidiary or the Company if the consummation of the Merger shall not have occurred on or before April 1, 2006 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; provided further that such time periods shall be tolled for any period during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(c) by any of Parent, Subsidiary or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling each of the parties hereto shall use all reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by Parent if:

(i) the Company Board (or any committee thereof) shall have withdrawn, modified or amended in any manner adverse to Parent its approval of or recommendation in favor of the

Merger or shall have recommended or approved a Takeover Proposal or shall have resolved to do any of the foregoing;

(ii) the Company shall have breached Section 5.9 in any material respect;

(iii) the Company shall have exempted, for purposes of Section 203 of the DGCL, any acquisition of shares of Company Common Stock by any person or “group” (as defined in Section 13(d)(3) of the ‘34 Act), other than Parent, Subsidiary or their affiliates;

(iv) prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of the Company in this Agreement such that the conditions set forth in Section 6.2(a) are not capable of being satisfied on or before the Outside Date; provided that Parent or Subsidiary may not terminate this Agreement pursuant to this clause (iv) if Parent or Subsidiary is in material breach of this Agreement; or

(v) prior to the Effective Time any governmental agency or third party shall have taken any action or commenced any inquiry related to or based upon matters associated with the Company’s representation in Section 2.25, and such matter has not been resolved prior to the Outside Date to the Parent’s satisfaction in its sole, unfettered discretion.

(e) by the Company if, prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of Parent or Subsidiary in this Agreement such that the conditions set forth in Section 6.3(a) are not capable of being satisfied on or before the Outside Date; provided that the Company may not terminate this Agreement pursuant to this clause (e) if the Company is in material breach of this Agreement; or

(f) by Parent or the Company if the vote of the Company’s stockholders taken at a duly convened stockholders meeting shall not have been sufficient to approve the Merger.
      7.2     Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void except as set forth in Section 7.3 (which shall be the sole remedy), which shall survive such termination.
      7.3     Fees and Expenses.
      (a) If Parent or Subsidiary terminates this Agreement pursuant to Section 7.1(d)(i), (ii) or (iii), then in each case the Company shall pay, or cause to be paid, to Parent, as promptly as is reasonably practicable (but in no event later than two business days) following the date of termination an amount (“Termination Fee”) equal to $5,000,000.00. In addition, if (i)(x) this Agreement is terminated pursuant to Section 7.1(b) (by the Company), or 7.1(f) (by Parent or the Company), (y) prior to such termination a Takeover Proposal has been publicly announced, disclosed or communicated and (z) on the date of such termination, Parent is not in material breach of this Agreement and (ii) within 12 months after such termination the Company shall consummate or enter into an agreement with the proponent of such Takeover Proposal or an affiliate of such proponent, then the Company shall pay the Termination Fee concurrently with the earlier of entering into any such agreement or consummating such transaction.
      (b) If the Company terminates this Agreement pursuant to Section 7.1(e) following the intentional breach by Parent of its obligation to consummate the Merger following the fulfillment of each of the conditions to its obligations as set forth in Sections 6.1 and 6.2 above, then Parent shall pay, or cause to be paid, to the Company, as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination, the Termination Fee.
      (c) If Parent terminates this Agreement pursuant to Section 7.1(d)(iv) following the intentional breach by the Company of its obligation to consummate the Merger following the fulfillment of each of the conditions to its obligations as set forth in Sections 6.1 and 6.3 above, then the Company shall pay, or cause to be paid, to Parent, as promptly as is reasonably practicable (but in no event later than two business days) after the date of termination, the Termination Fee.

      (d) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, that if this Agreement is terminated by Parent pursuant to Section 7.1(d)(iv) or (v), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent (including the fees and expenses of its counsel and financial advisor) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $1,000,000, and provided further that if this Agreement is terminated by the Company pursuant to Section 7.1(e), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company (including the fees and expenses of its counsel and financial advisor) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $1,000,000, provided, however, that this Section 7.3(d) shall not be applicable in the event a payment is made pursuant to Section 7.3(b) or (c).
      7.4     Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the transactions contemplated herein by the respective boards of directors or stockholders of the parties hereto; provided, however, that after any such approval by the stockholders, no amendment which under applicable Law may not be made without stockholder approval shall be made without such stockholder approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      7.5     Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
ARTICLE 8
GENERAL PROVISIONS
      8.1     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by recognized overnight courier or sent by telecopier to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:
      (a) if to the Company:

Castle Energy Corporation
357 South Gulph Road
Suite 260
King of Prussia, PA 19406
Attention: William C. Liedtke III
Fax: 610-992-9922
      with a copy to:

Duane Morris LLP
380 Lexington Avenue
New York, NY 10168
Attention: Michael H. Margulis, Esq.
Fax: 212-692-1020

      (b) if to Parent or Subsidiary:

Delta Petroleum Corporation
475 Seventeenth Street
Suite 1400
Denver, CO 80202
Attention: Roger A. Parker
Fax: 303-298-8251
      with a copy to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, CO 80202
Attention: Ronald R. Levine, II, Esq.
Fax: (303) 893-1379

Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, telecopier, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.
      8.2     Representations and Warranties. The representations and warranties contained in this Agreement shall not survive the Merger.
      8.3     Governing Law; Waiver of Jury Trial.
      (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
      (b) NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE OR SUCCESSOR OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NEITHER PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO THE OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
      8.4     Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature or its delivery.
      8.5     Assignment; No Third Party Beneficiaries.
      (a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.
      (b) Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof except as provided in Section 5.15.
      8.6     Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
      8.7     Entire Agreement. This Agreement and the Confidentiality Agreements contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.
      [The remainder of this page is intentionally blank]

      IN WITNESS WHEREOF, the Company, Parent Colorado, Parent Delaware and Subsidiary have caused this Agreement to be executed as of the date first written above.

DELTA PETROLEUM CORPORATION

By:	/s/ Roger A. Parker

Name: Roger A. Parker

Title:	President/ CEO

DELTA PETROLEUM CORPORATION

By:	/s/ Roger A. Parker

Name: Roger A. Parker

Title:	President/ CEO

DPCA LLC
By Delta Petroleum Corporation, its Sole Member

By:	/s/ Roger A. Parker

Name: Roger A. Parker

Title:	President/ CEO

CASTLE ENERGY CORPORATION

By:	/s/ Richard E. Staedtler

Name: Richard E. Staedtler

Title:	Chief Executive Officer
[AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE]

APPENDIX B
VOTING AGREEMENT AND IRREVOCABLE PROXY
      This Voting Agreement and Irrevocable Proxy (this “Agreement”) dated as of November 8, 2005 is executed by and among Delta Petroleum Corporation, a Delaware corporation (“Holdings”), Delta Petroleum Corporation, a Colorado corporation (“DP Colorado”), DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado (“Acquisition”), and the undersigned stockholders of Castle Energy Corporation (referred to herein individually as a “Stockholder” and collectively as the “Stockholders”).
      WHEREAS, Holdings, DP Colorado, Acquisition, and Castle Energy Corporation, a Delaware corporation (the “Company”) have executed that certain Agreement and Plan of Merger dated as of November 8, 2005 (the “Merger Agreement”) whereby Company will be merged with and into Acquisition, and Acquisition will be the surviving company (the “Merger”); and
      WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Holdings, DP Colorado and Acquisition have required that each of the undersigned Stockholders enter into and each of the Stockholders has agreed to enter into this Agreement; and
      WHEREAS, Holdings, DP Colorado and Acquisition are relying on this Agreement and the irrevocable proxies in incurring expense in reviewing Company’s business, in preparing the Merger Agreement and in undertaking other actions necessary for the consummation of the Merger.
      NOW THEREFORE, the parties hereto agree as follows:

1. Each Stockholder hereby represents and warrants to Holdings, DP Colorado and Acquisition that such Stockholder (a) is the registered and beneficial owner of and has the exclusive right to vote the shares of capital stock of Company set forth below his, her or its name on the signature page hereto (“Shares”), and (b) has not entered into and is not a party of any voting agreement or voting trust with respect to the Shares.

2. Each Stockholder agrees that, from and after the date hereof and until the date on which this Agreement is terminated pursuant to Section 6 hereof, at any Company stockholders meeting, or any adjournment thereof (a “Meeting”), such Stockholder shall: (a) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and (b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares, and any other voting securities of the Company (whenever acquired), that are beneficially owned by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, in favor of approval of the Merger Agreement and the Merger.

3. Each Stockholder hereby revokes any previously executed proxies and hereby constitutes and appoints Roger Parker and Kevin Nanke (the “Proxy Holder”), each of them individually, with full power of substitution, as his, her or its true and lawful proxy and attorney-in-fact to vote at any Meeting all of such Stockholder’s Shares in favor of the authorization and approval of the Merger Agreement, the Merger and the other agreements and transactions contemplated thereby, with such modifications to the Merger Agreement and the other agreements and transactions contemplated thereby as the parties thereto may make.

4. Each Stockholder hereby covenants and agrees that, except as set forth on Schedule 1 hereto, until this Agreement is terminated in accordance with its terms, each Stockholder will not, and will not agree to, without the consent of DP Colorado: (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed, or otherwise dispose of any of the Shares; (b) grant any proxy or interest in or with respect to any such Shares; (c) deposit such shares into a voting trust; or (d) enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement, unless the Stockholder causes the transferee of such Shares to deliver to DP Colorado an amendment to this Agreement whereby such transferee or other holder becomes bound by the terms of this Agreement.

5. The Stockholders acknowledge that Holdings, DP Colorado and Acquisition are relying on this Agreement in incurring expense in reviewing Company’s business, in preparing for the Merger and in undertaking other actions necessary for the consummation of the transactions contemplated in the Merger Agreement and that the proxy granted hereby is coupled with an interest and is irrevocable to the full extent permitted by applicable law, including Section 212 of the Delaware General Corporation Law. The Stockholders acknowledge that the performance of this Agreement is intended to benefit Holdings, DP Colorado and Acquisition.

6. The voting agreement and irrevocable proxy granted pursuant hereto shall continue in effect until the earlier to occur of (a) the termination of the Merger Agreement, as it may be amended or extended from time to time, or (b) the consummation of the Merger.

7. This Agreement may not be modified, amended, altered or supplemented in any respect except upon the execution and delivery of a written agreement executed by Holdings, DP Colorado, Acquisition, and the Stockholders.

8. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9. This Agreement, together with the Merger Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to the subject matter contained herein.

10. All notices, requests, demands, and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or by certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth on below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.

11. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

12. This Agreement and the relations among the parties hereto arising from this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

[SIGNATURE PAGES FOLLOW]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above written.

/s/ Roger A. Parker

Delta Petroleum Corporation

/s/ Roger A. Parker

Delta Petroleum Corporation

/s/ Roger A. Parker

DPCA LLC, by its Sole Member

/s/ Sally W. Castle

Estate of Joseph L. Castle II, by Sally W. Castle, Executor
1,434,699 Shares

/s/ Sally W. Castle

Sally W. Castle
55,925 Shares

/s/ Richard E. Staedtler

Richard E. Staedtler
74,600 Shares

/s/ Martin R. Hoffman

Martin R. Hoffman
36,000 Shares

/s/ Russell S. Lewis

Russell S. Lewis
62,000 Shares

/s/ John P. Keller

John P. Keller
111,000 Shares

/s/ Sidney F. Wentz

Sidney F. Wentz
78,000 Shares

/s/ Joseph L. Castle III

Joseph L. Castle III
218,784 Shares

/s/ Kathryn Van Blarcom

Kathryn Van Blarcom
61,385 Shares

/s/ Sallie B. Harder

Sallie B. Harder
189,885 Shares

Schedule 1
      Estate of Joseph L. Castle II may sell up to 150,000 Shares
      Kathryn Van Blarcom, Sallie B. Harder and Joseph L. Castle III may each sell up to 33,333 Shares, subject to the right to reapportion such number among themselves as they shall determine

FIRST AMENDMENT TO VOTING AGREEMENT AND IRREVOCABLE PROXY
      This is the First Amendment to the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) made as of November 28, 2005 by and among Delta Petroleum Corporation, a Delaware corporation (“Holdings”), Delta Petroleum Corporation, a Colorado corporation (“DP Colorado”), DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado (“Acquisition”) and the undersigned stockholders of Castle Energy Corporation (the “Stockholders”).
RECITALS
      WHEREAS, in connection with an Agreement and Plan of Merger (the “Merger Agreement”) dated as of November 8, 2005 by and among Holdings, DP Colorado, Acquisition and Castle Energy Corporation, a Delaware corporation (“Castle”), the Stockholders entered into the Voting Agreement pursuant to which the Stockholders agreed, among other things, to vote their shares in Castle in favor of the Merger Agreement and the merger contemplated therein; and
      WHEREAS, Holdings, DP Colorado, Acquisition and the Stockholders wish to modify the Voting Agreement by entering into this First Amendment to the Voting Agreement to reflect the changes specifically set forth below.
AGREEMENT
      NOW, THEREFORE, in accordance with Section 7 of the Voting Agreement, Holdings, DP Colorado, Acquisition and the Stockholders agree as follows:

1. Schedule 1 to the Voting Agreement is amended and restated as follows:
“Schedule 1

Estate of Joseph L. Castle II and Sallie W. Castle may sell up to an aggregate of 150,000 Shares

Kathryn Van Blarcom, Sallie B. Harder and Joseph L. Castle III may each sell up to 33,333 Shares, subject to the right to reapportion such number among themselves as they shall determine”

2. This First Amendment is effective as of November 28, 2005 (the “Effective Date”).

3. Except as modified by this First Amendment, the Voting Agreement shall remain in full force and effect.
[Signature pages follow]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above written.

/s/ Roger A. Parker

Delta Petroleum Corporation

/s/ Roger A. Parker

Delta Petroleum Corporation

/s/ Roger A. Parker

DPCA LLC, by its Sole Member

/s/ Sally W. Castle

Estate of Joseph L. Castle II, by Sally W. Castle, Executor
1,434,699 Shares

/s/ Sally W. Castle

Sally W. Castle
55,925 Shares

/s/ Richard E. Staedtler

Richard E. Staedtler
74,600 Shares

/s/ Martin R. Hoffman

Martin R. Hoffman
36,000 Shares

/s/ Russell S. Lewis

Russell S. Lewis
62,000 Shares

/s/ John P. Keller

John P. Keller
111,000 Shares

/s/ Sidney F. Wentz

Sidney F. Wentz
78,000 Shares

/s/ Joseph L. Castle III

Joseph L. Castle III
218,784 Shares

/s/ Kathryn Van Blarcom

Kathryn Van Blarcom
61,385 Shares

/s/ Sallie B. Harder

Sallie B. Harder
189,885 Shares

APPENDIX C
Snyder & Company
1515 Market Street, Suite 1810
Philadelphia, PA 19102
215-564-4550
November 8, 2005
The Board of Directors
Castle Energy Corporation
357 South Gulph Road, Suite 260
King of Prussia, PA 19406
Members of the Board of Directors:
      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be paid to the stockholders of Castle Energy Corporation (“Castle”) by Delta Petroleum Corporation (“Delta”) pursuant to an Agreement and Plan of Merger (the “Agreement”) between Delta and Castle. The Agreement provides for the Merger (the “Merger”) of Castle with and into a subsidiary of Delta pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each share of Castle shall receive 1.164 shares of Delta. The Agreement calls for Delta to reincorporate from the State of Colorado to the State of Delaware. The terms and conditions of the Merger are more fully set forth in the Agreement.
      In connection with rendering our opinion set forth herein, we have among other things:

(i) reviewed certain publicly-available financial data relating to Castle including its (a) Annual Report, Proxy Statement and Form 10-K for the three years ended September 30, 2004; (b) Form 10-Q for the three quarters ended December 31, 2004, March 31, 2005 and June 30, 2005;

(ii) analyzed the financial implication of a liquidation alternative for Castle as compared to the proposed Merger with Delta;

(iii) reviewed certain-publicly-available financial data relating to Delta including (a) Annual Report, Proxy Statement and Form 10-K for the three years ended June 30, 2004; (b) Form 10-Q for the quarters ending September 30, 2004 and 2003, December 31, 2004 and 2003 and March 31, 2005 and 2004; (c) Form 10-K for the year ended June 30, 2005; and (d) such other information we deemed relevant;

(iv) reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, cash flow, assets and prospects of Castle and Delta provided to us or publicly available;

(v) participated in meetings and telephone conferences with members of senior management of Castle and Delta concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believe relevant to our inquiry;

(vi) reviewed stock market information for Castle and Delta and compared Delta’s results of operations and financial condition with similar information for certain companies which we deemed relevant for purposes of this opinion, the securities of which are publicly traded;

C-1

(vii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of oil and gas companies and properties, which we deemed to be relevant for purposes of this opinion;

(viii) reviewed reserve studies of (a) Castle for the year ended September 30, 2004 prepared by Ralph E. Davis Associates, Inc. and (b) Delta for the year ended June 30, 2005 prepared by Ralph E. Davis Associates, Inc. and Mannon Associates, Inc.;

(ix) Reviewed a draft of the proposed Agreement and certain related documents;

(x) Performed such other reviews and analyses as we have deemed appropriate.
      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information or independently appraising Castle’s or Delta’s assets. We have relied upon the management of Castle and Delta as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements. We are not experts in the independent verification of oil and gas reserves and have assumed that the reserves as set forth in the Castle and Delta reserve reports are accurate in all material respects.
      Finally, we have assumed that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term or condition and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Castle or Delta. We further have assumed that the final terms of the Agreement will not vary materially from those set forth in the draft Agreement reviewed by us. We also have assumed that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Our advisory services and the opinion expressed herein is provided for the information of the Board of Directors of Castle in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any Castle shareholder as to how such shareholder should vote or act on any matters relating to the proposed Merger.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration received by the shareholders of Castle Energy Corporation is fair, from a financial point of view.

Very truly yours,

/s/ Snyder & Company

Snyder & Company

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APPENDIX D
FORM OF CASTLE ENERGY CORPORATION AFFILIATE LETTER
                                        , 2006
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202
Ladies and Gentlemen:
      I have been advised that, as of the date hereof, I may be deemed to be an “affiliate” of Castle Energy Corporation, a Delaware corporation (the “Company”), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of November 8, 2005 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), among Delta Petroleum Corporation, a Colorado corporation and Delta Petroleum Corporation, a Delaware corporation (together, the “Purchaser”), DPCA LLC, a Delaware limited liability company (“Merger Sub”), and the Company, the Company will be merged with and into Merger Sub (the “Merger”). Capitalized terms used herein but not defined shall have the respective meanings ascribed to such terms in the Merger Agreement.
      I further understand that as a result of the Merger, I may receive common stock of Purchaser (the “Purchaser Common Stock”) in exchange for shares of common stock of the Company.
      I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Purchaser Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company. I represent, warrant and covenant with and to Purchaser that in the event I receive any Purchaser Common Stock as a result of the Merger:

1. I will not make any sale, transfer, or other disposition of such Purchaser Common Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to Purchaser, or under a “no-action” letter obtained by me from the staff of the Commission, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

2. I understand that Purchaser is under no obligation to register the sale, transfer or other disposition of shares of Purchaser Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.

3. I understand that stop transfer instructions will be given to Purchaser’s transfer agent with respect to the shares of Purchaser Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A LETTER

AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND DELTA PETROLEUM CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF DELTA PETROLEUM CORPORATION.”

4. I understand that, unless transfer by me of the Purchaser Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Purchaser reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”
      I understand and agree that the legends set forth in paragraph 3 or 4 above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to Purchaser (a) a copy of a “no-action” letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Purchaser, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to Purchaser that Purchaser Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).
      By its acceptance hereof, Purchaser agrees, for a period of two years after the Effective Time, that it will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Purchaser Common Stock issued to me in the Merger.
      By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an “affiliate” of the Company within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.

      This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Very truly yours,

Name:
Accepted this      day
of                     , 2006 by

DELTA PETROLEUM CORPORATION

By:

Name:
Title:

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      Colorado (in the event Delta does not reincorporate). The Colorado Business Corporation Act (the “CBCA”) provides that a Colorado corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, and (b) the person reasonably believed: (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a please of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in the CBCA. The CBCA also provides that a Colorado corporation is not permitted to indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. Indemnification permitted under the Act in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.
      Article X of the existing Articles of Incorporation of Delta Petroleum Corporation, the Colorado corporation (“Delta Colorado”) provides that Delta Colorado may, but is not generally required to, indemnify former and current directors, officers, employees, fiduciaries and agents of Delta Colorado against expenses incurred in any action brought against those persons as a result of their role with Delta Colorado if certain conditions are satisfied. Delta Colorado may, in some circumstances, advance to a person potentially eligible for indemnification the expenses incurred in defending such action. Delta Colorado’s Articles of Incorporation generally require a person seeking indemnification to have acted in a manner he or she reasonably believed to have been in the best interests of Delta Colorado.
      Delaware (in the event Delta reincorporates). Section 145 of the Delaware General Corporation Law (“DGCL”) permits the board of directors of Delta Petroleum Corporation, the Delaware corporation (“Delta Delaware”) to indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of Delta Delaware, or serving or having served, at the request of Delta Delaware, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.
      Article 10 of Delta Delaware’s Certificate of Incorporation provides for mandatory, rather than permissive, indemnification of former and current officers and directors of Delta Delaware with respect to expenses incurred in any action brought against those persons as a result of their role with Delta Delaware if certain conditions are satisfied. Subject to certain conditions, the Certificate of Incorporation provides for mandatory advancement of expenses incurred by those persons in defending such an action. Under the DGCL, a person seeking indemnification is generally required to have acted in a manner her or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

      As permitted by sections 102 and 145 of the DGCL, Article 9 of Delta Delaware’s Certificate of Incorporation eliminates the liability of a Delta Delaware director for monetary damages to Delta Delaware and its stockholders arising from a breach of a director’s fiduciary duty except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
      In addition, pursuant to Section 10.8 of Delta Delaware’s Certificate of Incorporation, Delta Delaware may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of Delta Delaware or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Delta Delaware would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits
      The following documents are exhibits to the Registration Statement:
EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2	.1•	Agreement and Plan of Merger dated as of November 8, 2005, among Delta Petroleum Corporation, a Colorado corporation, Delta Petroleum Corporation, a Delaware corporation, DPCA LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Colorado, and Castle Energy Corporation, a Delaware corporation (included as Appendix A to the proxy statement/ prospectus contained in this registration statement).

2.2		Voting Agreement and Irrevocable Proxy dated as of November 8, 2005, among Delta Petroleum Corporation, a Delaware corporation, Delta Petroleum Corporation, a Colorado corporation, DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado and certain Stockholders (as defined therein) of Castle Energy Corporation (included as Appendix B to the proxy statement/ prospectus contained in this registration statement).

2.3		First Amendment to the Voting Agreement and Irrevocable Proxy dated as of November 28, 2005, among Delta Petroleum Corporation, a Delaware corporation, Delta Petroleum Corporation, a Colorado corporation, DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado and certain Stockholders (as defined therein) of Castle Energy Corporation (included as Appendix B to the proxy statement/ prospectus contained in this registration statement).

3.1		Articles of Incorporation and Articles of Amendment to Articles of Incorporation of Delta Petroleum Corporation, a Colorado corporation. Incorporated by reference from Exhibit 3.1 to Delta Petroleum Corporation’s Annual Report on Form 10-K for the year ended June 30, 2004.

3.2		By-laws of Delta Petroleum Corporation, a Colorado corporation. Incorporated by reference from Exhibit 3.3 to Delta Petroleum Corporation’s Form 10 Registration Statement under the Securities Exchange Act of 1934, filed September 9, 1987.

4.1		Purchase Agreement dated March 9, 2005, among Delta Petroleum Corporation, the Guarantors named therein and the Initial Purchasers named therein. Incorporated by reference from Exhibit 4.1 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.2		Registration Rights Agreement dated March 15, 2005, among Delta Petroleum Corporation, the Guarantors named therein and the Initial Purchasers named therein. Incorporated by reference from Exhibit 4.2 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.3		Indenture dated as of March 15, 2005, among Delta Petroleum Corporation, the Guarantors named therein and US Bank National Association, as Trustee. Incorporated by reference from Exhibit 4.3 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.4		Form of 7% Series A Senior Notes due 2015 with attached notation of Guarantees. Incorporated by reference from Exhibit 4.4 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

5.1		Opinion of Krys Boyle, P.C. regarding the validity of the securities.*

8.1		Opinion of Davis Graham & Stubbs LLP regarding certain federal income tax matters.*

Exhibit
Number	Exhibit Description

8.2	Opinion of Duane Morris LLP regarding certain federal income tax matters.*

21.1	List of Subsidiaries of Delta Petroleum Corporation. Incorporated by reference from Exhibit 21.1 to Delta Petroleum Corporation’s Annual Report on Form 10-K, as amended, for the year ended June 30, 2005.

23.1	Consent of Krys Boyle, P.C. (included in Exhibit 5.1).*

23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 8.1).*

23.3	Consent of Duane Morris LLP (included in Exhibit 8.2).*

23.4	Consent of KPMG LLP, independent registered public accountants for Delta Petroleum Corporation.

23.5	Consent of KPMG LLP, independent registered public accountants for Castle Energy Corporation.

23.6	Consent of Grant Thornton LLP, independent registered public accountants for Castle Energy Corporation.

23.7	Consent of Ralph E. Davis Associates, Inc., independent reserve engineers for Castle Energy Corporation.

23.8	Consent of Ralph E. Davis Associates, Inc., independent reserve engineers for Delta Petroleum Corporation.

23.9	Consent of Mannon Associates, independent reserve engineers for Delta Petroleum Corporation.

24.1	Power of Attorney (included in the signature pages hereto).

99.1	Form of Proxy Materials (including Proxy) of Castle Energy Corporation.

99.2	Consent of Snyder & Company, Inc.

99.3	Certificate of Incorporation of Delta Petroleum Corporation, a Delaware corporation.

99.4	By-laws of Delta Petroleum Corporation, a Delaware corporation.

•	Pursuant to Item 601(b)(2) of the Regulation S-K, the Exhibits and Schedules to the merger agreement have been omitted. Such Exhibits and Schedules will be submitted to the Securities and Exchange Commission upon request.

*	To be filed by amendment.

Item 22.	Undertakings.
      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
      (b)(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 23, 2005.

DELTA PETROLEUM CORPORATION

By:	/s/ Roger A. Parker

Roger A. Parker
President and Chief Executive Officer
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby authorizes each of Roger A. Parker and Kevin K. Nanke, each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933 and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this registration statement and any such subsequent registration statement as Delta deems appropriate, and appoints each of Roger A. Parker and Kevin K. Nanke, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this registration statement and any such subsequent registration statement and to file same, with exhibits thereto, and other documents in connection therewith.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROGER A. PARKER Roger A. Parker	President, Chief Executive Officer and Director (Principal Executive Officer)	December 23, 2005

/s/ KEVIN K. NANKE Kevin K. Nanke	Treasurer and Chief Financial Officer (Principal Financial Officer)	December 23, 2005

/s/ KEVIN R. COLLINS Kevin R. Collins	Director	December 23, 2005

/s/ JERRIE F. ECKELBERGER Jerrie F. Eckelberger	Director	December 23, 2005

/s/ ALERON H. LARSON, JR. Aleron H. Larson, Jr.	Director	December 23, 2005

/s/ RUSSELL S. LEWIS Russell S. Lewis	Director	December 23, 2005

Jordan R. Smith	Director

Signature	Title	Date

/s/ NEAL A. STANLEY Neal A. Stanley	Director	December 23, 2005

/s/ JAMES P. VAN BLARCOM James P. Van Blarcom	Director	December 23, 2005

/s/ JAMES B. WALLACE James B. Wallace	Director	December 23, 2005

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2	.1•	Agreement and Plan of Merger dated as of November 8, 2005, among Delta Petroleum Corporation, a Colorado corporation, Delta Petroleum Corporation, a Delaware corporation, DPCA LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent Colorado, and Castle Energy Corporation, a Delaware corporation (included as Appendix A to the proxy statement/ prospectus contained in this registration statement).

2.2		Voting Agreement and Irrevocable Proxy dated as of November 8, 2005, among Delta Petroleum Corporation, a Delaware corporation, Delta Petroleum Corporation, a Colorado corporation, DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado and certain Stockholders (as defined therein) of Castle Energy Corporation (included as Appendix B to the proxy statement/ prospectus contained in this registration statement).

2.3		First Amendment to the Voting Agreement and Irrevocable Proxy dated as of November 28, 2005, among Delta Petroleum Corporation, a Delaware corporation, Delta Petroleum Corporation, a Colorado corporation, DPCA LLC, a Delaware limited liability company and wholly-owned subsidiary of DP Colorado and certain Stockholders (as defined therein) of Castle Energy Corporation (included as Appendix B to the proxy statement/ prospectus contained in this registration statement).

3.1		Articles of Incorporation and Articles of Amendment to Articles of Incorporation of Delta Petroleum Corporation, a Colorado corporation. Incorporated by reference from Exhibit 3.1 to Delta Petroleum Corporation’s Annual Report on Form 10-K for the year ended June 30, 2004.

3.2		By-laws of Delta Petroleum Corporation, a Colorado corporation. Incorporated by reference from Exhibit 3.3 to Delta Petroleum Corporation’s Form 10 Registration Statement under the Securities Exchange Act of 1934, filed September 9, 1987.

4.1		Purchase Agreement dated March 9, 2005, among Delta Petroleum Corporation, the Guarantors named therein and the Initial Purchasers named therein. Incorporated by reference from Exhibit 4.1 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.2		Registration Rights Agreement dated March 15, 2005, among Delta Petroleum Corporation, the Guarantors named therein and the Initial Purchasers named therein. Incorporated by reference from Exhibit 4.2 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.3		Indenture dated as of March 15, 2005, among Delta Petroleum Corporation, the Guarantors named therein and US Bank National Association, as Trustee. Incorporated by reference from Exhibit 4.3 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

4.4		Form of 7% Series A Senior Notes due 2015 with attached notation of Guarantees. Incorporated by reference from Exhibit 4.4 to Delta Petroleum Corporation’s Form 8-K dated March 15, 2005.

5.1		Opinion of Krys Boyle, P.C. regarding the validity of the securities.*

8.1		Opinion of Davis Graham & Stubbs LLP regarding certain federal income tax matters.*

8.2		Opinion of Duane Morris LLP regarding certain federal income tax matters.*

21.1		List of Subsidiaries of Delta Petroleum Corporation. Incorporated by reference from Exhibit 21.1 to Delta Petroleum Corporation’s Annual Report on Form 10-K, as amended, for the year ended June 30, 2005.

23.1		Consent of Krys Boyle, P.C. (included in Exhibit 5.1).*

23.2		Consent of Davis Graham & Stubbs LLP (included in Exhibit 8.1).*

23.3		Consent of Duane Morris LLP (included in Exhibit 8.2).*

23.4		Consent of KPMG LLP, independent registered public accountants for Delta Petroleum Corporation.

23.5		Consent of KPMG LLP, independent registered public accountants for Castle Energy Corporation.

Exhibit
Number	Exhibit Description

23.6	Consent of Grant Thornton LLP, independent registered public accountants for Castle Energy Corporation.

23.7	Consent of Ralph E. Davis Associates, Inc., independent reserve engineers for Castle Energy Corporation.

23.8	Consent of Ralph E. Davis Associates, Inc., independent reserve engineers for Delta Petroleum Corporation.

23.9	Consent of Mannon Associates, independent reserve engineers for Delta Petroleum Corporation.

24.1	Power of Attorney (included in the signature pages hereto).

99.1	Form of Proxy Materials (including Proxy) of Castle Energy Corporation.

99.2	Consent of Snyder & Company, Inc.

99.3	Certificate of Incorporation of Delta Petroleum Corporation, a Delaware corporation.

99.4	By-laws of Delta Petroleum Corporation, a Delaware corporation.

•	Pursuant to Item 601(b)(2) of the Regulation S-K, the Exhibits and Schedules to the merger agreement have been omitted. Such Exhibits and Schedules will be submitted to the Securities and Exchange Commission upon request.

*	To be filed by amendment.